Registration No. 333-
As filed with the Securities and Exchange Commission on September 24, 2004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

National Interstate Corporation

(Exact name of registrant as specified in its charter)

Ohio	6331	34-1607395
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3250 Interstate Drive

Richfield, Ohio 44286-9000
(330) 659-8900
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Michael A. Schroeder

Vice President, Secretary and
General Counsel
3250 Interstate Drive
Richfield, Ohio 44286-9000
(330) 659-8900
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

April V. Boise Thompson Hine LLP 127 Public Square, Suite 3900 Cleveland, OH 44114 (216) 566-5500	Jonathan L. Freedman Dewey Ballantine LLP 1301 Avenue of the Americas New York, NY 10019 (212) 259-8000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price (1)(2)	Registration Fee

Common shares, par value $0.01 per share	$65,000,000	$8,236

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(2)	Includes shares to be sold by the selling shareholders identified herein and shares subject to the underwriters’ over-allotment option.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                     , 2004

PROSPECTUS

                                    Shares

(LOGO TO COME)

Common Shares

          This is our initial public offering. We are offering           common shares and the selling shareholders are offering           common shares. We will not receive any of the proceeds from the sale of common shares by the selling shareholders.

          We expect the public offering price of the common shares to be between $          and $           per share. Currently, no public market exists for our common shares. We have applied to have the common shares included for quotation on the Nasdaq National Market under the symbol “NATL,” subject to official notice of issuance.

          Investing in our common shares involves risks that are described in the “Risk Factors” section beginning on page 9 of this prospectus.

	Per Share	Total

Public offering price	$—	$—
Underwriting discount	$—	$—
Proceeds, before expenses, to us	$—	$—
Proceeds, before expenses, to selling shareholders	$—	$—

          The underwriters may also purchase up to an additional            shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about                     , 2004.

Merrill Lynch & Co.

KeyBanc Capital Markets
Morgan Keegan & Company, Inc.

The date of this prospectus is                     , 2004.

[Artwork]

          You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different from, or in addition to, that contained in this prospectus. We are offering to sell and seeking offers to buy our common shares only in states and jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

          We have not undertaken any efforts to qualify this offering to individual investors in any jurisdiction outside the U.S.; therefore, individual investors located outside the U.S. should not expect to be eligible to participate in this offering.

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PROSPECTUS SUMMARY

          This summary highlights key aspects of our business and the offering of our common shares that are described more fully elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. You should read this entire prospectus carefully, including the “Risk Factors” and the consolidated financial statements and the notes to the consolidated financial statements included elsewhere in this prospectus. References in this prospectus to “National Interstate,” “we,” “us” and “our,” unless the context requires otherwise, refer to National Interstate Corporation and its subsidiaries and their combined operations. Unless otherwise indicated, insurance industry data and our market share or ranking in the industry were derived from data compiled by A.M. Best Company, Inc. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option. In addition, common share data have been adjusted to reflect a 200-for-1 share split effective                     , 2004 and the reclassification of all Class A common shares as common shares effectively immediately prior to this offering.

Our Company

Overview

          We are a specialty property and casualty insurance company with a niche orientation and a focus on the transportation industry. Founded in 1989, we have had an uninterrupted record of profitability in every year since 1990, our first full year of operation. We also have reported an underwriting profit in 13 of the 15 years we have been in business. Since inception, we have grown shareholders’ equity at a compounded annual growth rate of 31.1% to $58.6 million at June 30, 2004 while retiring or repurchasing 24.9% of our original share issue. We have grown our fully diluted net income per share from $0.13 in 1999 to $1.29 in 2003 (representing a compounded annual growth rate of 77.5%) and our shareholders’ equity per share from $0.94 at December 31, 1999 to $3.90 at June 30, 2004 (representing a compounded annual growth rate of 37.2%). For the twelve-month period ended June 30, 2004, we had gross written premiums (direct and assumed) of $219.5 million and net income of $21.0 million.

          We believe that we are the second largest writer of insurance for the passenger transportation industry in the United States. We focus on niche insurance markets where we offer insurance products designed to meet the unique needs of targeted insurance buyers that we believe are underserved by the insurance industry. We believe these niche markets typically are too small, too remote or too difficult to attract or sustain most competitors. Examples of products that we write for these markets include property and casualty insurance for transportation companies (48.7% of 2003 gross written premiums), group captive programs for transportation companies that we refer to as our alternative risk transfer operations (27.8%), specialty personal lines, primarily recreational vehicle coverage (11.7%) and transportation and general commercial insurance in Hawaii (11.0%). We are licensed to operate in all 50 states, the District of Columbia and the Cayman Islands.

          We offer our products through multiple distribution channels including through independent agents and brokers, through affiliated agencies and via the Internet. We believe that our ability to develop and implement multiple distribution strategies to market our products enhances our ability to deliver a diversified product mix to our niche markets.

          We believe that our specialty insurance product focus and niche market strategy have enabled us to outperform the property and casualty industry as a whole. For example, based on statutory financial data, we have outperformed the industry each year since 1990 and our average combined ratio calculated as an unweighted average, was more than 14 percentage points better than the property and casualty industry as a whole since 1990 (our first full year in business). The combined ratio of an insurance company is generally viewed as an indication of underwriting profitability and is calculated by adding the underwriting expense ratio and the loss and loss adjustment expense ratio. Under statutory accounting principles, the underwriting expense ratio is the ratio of underwriting expenses to net premiums written, while the loss and loss adjustment expense ratio is the ratio of incurred losses and loss adjustment expenses to premiums earned.

          We offer 17 product lines in the specialty property and casualty insurance market, which we group into four general business components (transportation, alternative risk transfer, specialty personal lines and Hawaii) based on either class of business, insureds’ risk participation or geographic location. The following table sets forth an analysis of gross premiums written by business component during the periods indicated:

	Six Months Ended June 30,				Year Ended December 31,

	2004		2003		2003		2002		2001

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Transportation	$51,714	34.6%	$47,289	40.3%	$91,306	48.7%	$58,697	48.2%	$53,556	54.5%
Alternative Risk Transfer	62,836	42.1%	46,914	39.9%	52,051	27.8%	24,263	19.9%	9,973	10.2%
Specialty Personal Lines	20,428	13.7%	11,599	9.9%	21,928	11.7%	18,212	15.0%	16,349	16.7%
Hawaii	12,120	8.1%	11,250	9.6%	20,655	11.0%	18,808	15.4%	16,967	17.3%
Other	2,307	1.5%	383	0.3%	1,621	0.8%	1,767	1.5%	1,287	1.3%

Total	$149,405	100.0%	$117,435	100.0%	$187,561	100.0%	$121,747	100.0%	$98,132	100.0%

          Transportation. In our transportation component, we underwrite commercial auto liability, general liability, physical damage and motor truck cargo coverages for truck and passenger operators. Passenger transportation operators include charter and tour bus companies, municipal transit systems, school transportation contractors, limousine companies and inter-city bus services. We also assume all of the net risk related to policies for transportation risks underwritten by us and issued by Great American Insurance Company, our majority shareholder.

          Alternative Risk Transfer. We also underwrite, market and distribute alternative insurance products, also known as captives, to truck and passenger transportation operators. Group captives are insurance or reinsurance companies that are owned or “rented” by the participants in the group captive insurance program. Program participants share in the underwriting profits or losses and the investment results associated with the risks being insured by the captive insurance company. Participants in these programs typically are interested in the improved risk control, increased participation in the claims settlement process and asset investment features associated with a captive.

          We entered the alternative risk financing market in December of 1995 through an arrangement with an established captive insurance consultant. As of June 30, 2004, we insured more than 100 transportation companies in group captive insurance programs. We also have partnered with insureds and agents in captive programs, whereby the insured or agent shares in underwriting results and investment income with our Cayman Islands-based reinsurance subsidiary.

          Specialty Personal Lines. We entered the specialty personal lines insurance market with the introduction of a specialty recreational vehicle, or RV, insurance program in 1996. We believe our products differ from those offered by traditional personal auto insurers because we offer coverages written specifically for RV owners, including those who live in their RV full-time. For example, we offer coverage for campsite liability, vehicle replacement coverage and coverage for trailers, golf carts and campsite storage facilities. In addition to our RV product, we also offer companion personal auto coverage to RV owners. This product covers the automobiles owned by our insured RV policyholders. One feature of our companion auto product that we believe is not generally available from other insurers is the application of a single deductible when an insured RV and the insured companion auto being towed are both damaged in an accident. We also assume all of the net risk related to policies for recreational vehicle risks underwritten by us and issued by Great American Insurance Company, our majority shareholder. Another specialty product that we recently began offering in 2003 is a nationwide fee-based flood insurance program through the Federal Emergency Management Agency (FEMA). We are appointed by FEMA to act as an insurer under the National Flood Insurance Program. We receive a portion of the premium for underwriting and administration of the government’s premium rates and policy forms. FEMA reinsures all of our flood peril exposure. Additionally, we intend to introduce a new personal watercraft product in the specialty personal lines insurance market in 35 states during the fourth quarter of 2004.

          Hawaii. We entered the Hawaii insurance market in 1996 following the withdrawal of Pacific Insurance, Ltd., a major insurance provider in that market. We entered the Hawaii market by employing several of the employees and assuming the agency relationships left by Pacific Insurance, Ltd. Since 1996, we believe that we have become the leading writer of transportation insurance in Hawaii. We also provide general commercial insurance to Hawaiian small businesses and write auto physical damage insurance for Hawaiian police officers through an arrangement with their union.

Our Strategy

          We focus on generating underwriting profits by offering what we believe are innovative insurance products, services and programs not generally available in the standard insurance marketplace. One of our objectives is to create and sustain superior returns for our shareholders. We have developed strategies that we believe help us achieve our objectives, including:

•	Maintaining an Emphasis on Underwriting Profit. Since our inception, we have priced all of our insurance products with the expectation of generating four or more percentage points of underwriting profit, or a combined ratio no higher than 96%.

•	Growing Opportunistically. We seek new product opportunities that involve a specialized need or “niche” in the market and generally will not compete with larger, more diversified insurers without enjoying what we believe to be a definite product or service advantage.

•	Employing Multiple Distribution Strategies. We employ multiple distribution methods to market our products, including independent agents and brokers, agents employed by our wholly-owned agency subsidiaries and via the Internet.

•	Managing All Facets of the Insurance Transaction through Vertical Integration. Management believes that by using National Interstate personnel exclusively for product design, underwriting, policy processing, billing, marketing, claims adjustment and investments, rather than using unaffiliated third parties, we can provide a superior level of service, oversight and accountability.

Our Competitive Strengths

          We believe that we have several characteristics that distinguish us from our competitors, including:

•	Product Management Organization. Each of our product lines is headed by a manager solely responsible for achieving that product line’s planned results, which we believe provides the focus required to successfully offer and manage a diverse set of product lines.

•	Experienced Management Team and Well-Trained Employees. Our founder, Chairman and President, Alan Spachman, has 20 years of experience in the specialty insurance industry and our top five executives have an average of over 20 years of experience in the insurance industry. We have a strategy of recruiting professional employees who have little or no insurance industry experience and developing the talent of these employees by enhancing their technical knowledge through a sequence of increasingly demanding assignments and on-the-job training.

•	Incentive Based Compensation. All of our employees participate in an incentive based compensation program. Historically, over 90% of our employees have participated in an annual bonus program based on underwriting profit and growth targets where no incentive compensation is earned unless we generate an underwriting profit. All of our officers are eligible to participate in a long-term, stock based incentive compensation program. These management compensation programs are intended to align management and shareholder interests.

•	Specialized Claims Expertise and Conservative Reserving. We have invested substantial resources in our claims management infrastructure and in the training and development of our staff adjusters to provide policyholders with timely and accurate claims processing. We do not delegate liability settlement authority to third party claims administrators.

•	Excellent Ratings. Our insurance subsidiaries are rated “A” (Excellent) by A.M. Best, the third highest rating of A.M. Best’s 16 rating categories. A.M. Best’s ratings are based upon factors of concern to policyholders and are not directed to the protection of investors.

Relationship with American Financial Group

          After giving effect to the offering, American Financial Group, Inc., through its wholly-owned subsidiary Great American Insurance Company, will beneficially own approximately      % of our outstanding common shares (approximately      % if the underwriters’ over-allotment option is exercised in full). After the offering, American Financial Group, Inc.’s representatives will hold four out of eight of our Board seats. Great American Insurance Company has informed us that it has no current intention to dispose of the common shares that it beneficially owns following the offering.

Risks Relating to National Interstate

          You should also consider risks that we face in our business that could limit our ability to implement our business strategy. Among these risks are:

•	If we expand our operations too rapidly and do not manage that expansion effectively, our financial performance could be adversely affected. We have experienced rapid growth since our incorporation in January of 1989. We intend to continue to grow by developing new products, expanding into new product lines, expanding our insurance distribution network and, possibly, making strategic acquisitions. Continued growth will impose significant demands on our management, including the need to identify, recruit, maintain and integrate additional employees.

•	Because we are primarily a transportation insurer, conditions in that industry could adversely affect our business. Historically, the industry has been characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. Additionally, our results may be affected by risks that impact the industry including severe weather conditions, explosions, terrorist attacks and riots. Our transportation insurance business also may be affected by cost trends that negatively impact profitability such as inflation in vehicle repair costs, vehicle replacement parts costs, used vehicle prices and medical care costs.

•	Our growth strategy includes expanding into product lines in which we have limited experience. In the fourth quarter of 2004, we intend to begin insuring personal watercraft. We currently are planning to provide group captive services to propane distribution companies by the end of 2004. We have limited experience with marketing and managing these product lines and insuring the types of risks involved.

•	We face competition from companies with greater financial resources, broader product lines, higher ratings and stronger financial performance than us, which may impair our ability to retain existing customers, attract new customers and maintain our profitability and financial strength. Our underwriting profits could be adversely impacted if new entrants or existing competitors try to compete with our products, services and programs or offer similar or better products at or below our prices.

•	Your interests as a holder of our common shares may be different than the interests of our majority shareholder, Great American Insurance Company. Great American Insurance Company will have the ability to exert significant influence over our policies and affairs including the power to affect the election of our Directors and the approval of any action requiring a shareholder vote, such as amendments to our Articles of Incorporation or Code of Regulations, transactions with affiliates, mergers or asset sales.

          For further discussion of these and other factors that you should carefully consider before making an investment decision, see “Risk Factors” beginning on page 9 of this prospectus.

Recent Developments

          As of September 13, 2004, we have received approximately 120 claims resulting from the recent hurricane season and we estimate that our net losses resulting from these claims will be $1.1 million. This estimate is based on our claims activity through September 13, 2004 and our catastrophe management process.

How to Contact Us

          National Interstate Corporation was organized in Ohio in 1989. Our principal executive offices are located at 3250 Interstate Drive, Richfield, Ohio, 44286 and our telephone number is (330) 659-8900. Our website address is www.NationalInterstate.com. The information on our website does not constitute a part of this prospectus.

The Offering

Common shares offered by us	shares

Common shares offered by the selling shareholders	shares

Total common shares offered in this offering	shares

Shares outstanding after this offering(1)	shares

Common shares to be held by Great American Insurance Company immediately after this offering	10,200,000 shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million. We intend to use the net proceeds for the repayment in full of the $15.0 million loan from our majority shareholder, Great American Insurance Company, and for other general corporate purposes. We will not receive any proceeds from the sale of common shares by the selling shareholders.

Dividend policy	Management has recommended that our Board of Directors authorize the payment of a dividend of $0.04 per share per year, payable annually, on our common shares so long as we have sufficient capital and future earnings to do so. The declaration and payment of dividends is subject to the discretion of our Board of Directors. See “Dividend Policy.”

Risk Factors	Please read “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares. You should also consider risks we face in our business that could limit our ability to implement our business strategy.

Proposed Nasdaq National Market symbol	“NATL”

(1)	Excludes 1,338,800 shares reserved for issuance, as of September , 2004, under awards granted and to be granted in the future under our Long Term Incentive Plan.

SUMMARY HISTORICAL FINANCIAL INFORMATION

(In thousands, except per share data)

          The following table sets forth our summary consolidated financial information for the periods ended and as of the dates indicated. The summary data presented below under the captions “Operating Data” and “Balance Sheet Data” for and as of each of the periods in the five-year period ended December 31, 2003 are derived from our consolidated financial statements that have been audited by Ernst & Young LLP, an independent registered public accounting firm. The consolidated financial statements as of December 31, 2003 and 2002 and for each of the periods in the three-year period ended December 31, 2003, and their report thereon, are included elsewhere in this prospectus. The data presented as of June 30, 2004 and June 30, 2003 and for the six months ended on those dates is derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, the unaudited consolidated financial data as of June 30, 2004 and June 30, 2003 and for the six months ended on those dates presented in the table below, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods indicated. These historical results are not necessarily indicative of the results to be expected from any future period. You should read this summary consolidated financial data together with our consolidated financial statements and the related notes and the section of the prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	At and for the
	Six Months Ended
	June 30,		At and for the Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Unaudited)
Operating Data:
Premiums earned	$74,623	$58,376	$126,364	$87,356	$72,256	$45,653	$35,613
Net investment income	3,828	2,596	5,772	4,513	3,725	3,323	2,926
Net realized gains (losses)	1,156	1,469	1,529	(386)	469	113	271
Other income	3,821	2,483	4,384	3,367	2,477	3,320	1,507

Total revenues	83,428	64,924	138,049	94,850	78,927	52,409	40,317
Losses and loss adjustment expenses	44,546	30,292	68,798	55,049	52,565	27,240	21,862
Commissions and other underwriting expense	16,987	14,951	32,211	24,156	21,940	16,041	12,527
Other operating and general expenses	3,037	2,546	4,893	3,928	2,398	2,428	2,351
Interest expense	950	180	1,043	193	329	118	143

Total expenses	65,520	47,969	106,945	83,326	77,232	45,827	36,883

Income before income taxes	17,908	16,955	31,104	11,524	1,695	6,582	3,434
Provision for income taxes	6,143	6,327	11,260	3,236	487	2,107	897

Net income	$11,765	$10,628	$19,844	$8,288	$1,208	$4,475	$2,537

Selected GAAP Ratios:
Loss and loss adjustment expense ratio(1)	59.7%	51.9%	54.4%	63.0%	72.7%	59.7%	61.4%
Underwriting expense ratio(2)	21.7%	25.7%	25.9%	28.3%	30.2%	33.2%	37.5%

Combined ratio(3)	81.4%	77.6%	80.3%	91.3%	102.9%	92.9%	98.9%

Return on equity(4)	39.2%	52.0%	49.9%	31.2%	5.4%	23.3%	14.4%

Per Share Data(5):
Earnings per common share, basic	$0.78	$0.71	$1.32	$0.49	$0.07	$0.25	$0.13
Earnings per common share, assuming dilution	0.76	0.69	1.29	0.49	0.07	0.25	0.13
Book value per common share, basic (at period end)	$3.90	$2.73	$3.31	$1.99	$1.32	$1.25	$0.94
Weighted average number of common shares outstanding, basic	15,024	15,066	15,057	16,805	17,583	17,585	18,853
Weighted average number of common shares outstanding, diluted	15,387	15,320	15,347	16,949	17,674	17,631	18,853

	At June 30, 2004
				At December 31,
		As
	Actual	Adjusted(6)		2003	2002	2001	2000	1999

	(Unaudited)
Balance Sheet Data:
Cash and investments	$204,183	$		$167,622	$110,454	$87,194	$64,854	$54,277
Reinsurance recoverable	47,338		47,338	43,119	37,732	23,166	9,652	11,508
Total assets	404,304			300,656	210,369	162,279	123,801	94,291
Unpaid losses and loss adjustment expenses	143,863		143,863	128,726	102,210	70,852	43,235	38,381
Long-term debt(7)	33,172		18,172	18,901	6,583	9,207	9,617	4,295
Total shareholders’ equity	$58,586	$		$49,680	$29,932	$23,198	$21,957	$16,471

	At and for the
	Six Months Ended
	June 30,		At and for the Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Unaudited)
Selected Statutory Data(8):
Policyholder surplus(9)	$81,296	$53,181	$58,621	$36,944	$33,982	$21,106	$20,530
Combined ratio(10)	76.7%	77.3%	81.7%	90.8%	103.4%	91.8%	97.0%
Industry combined ratio, all lines(11)		99.8%	100.1%	107.4%	115.9%	110.4%	108.0%

(1)	The ratio of losses and loss adjustment expenses to premiums earned.

(2)	The ratio of the net of the sum of commissions and other underwriting expenses, other operating expenses less other income to premiums earned.

(3)	The sum of the loss and loss adjustment expense ratio and the underwriting expense ratio.

(4)	The ratio of net income to the average of the shareholders’ equity at the beginning and end of the period, annualized for the six month periods ended June 30.

(5)	Adjusted to reflect a 200-for-1 share split effective , 2004.

(6)	The as adjusted financial data reflects the sale of common shares in this offering, assuming an initial public offering price of $ per common share (the midpoint of the price range set forth on the cover of this prospectus) and the application of the net proceeds from this offering as described under “Use of Proceeds,” including the repayment of the $15.0 million loan from Great American Insurance Company.

(7)	Includes $15.0 million note payable to Great American Insurance Company, junior subordinated debt and bank debt.

(8)	While financial data is reported in accordance with accounting principles generally accepted in the United States, or GAAP, for shareholder and other investment purposes, it is reported on a statutory basis for insurance regulatory purposes. Certain statutory expenses differ from amounts reported under GAAP. Specifically, under GAAP, premium taxes and other variable costs incurred in connection with writing new and renewal business are capitalized and amortized on a pro rata basis over the period in which the related premiums are earned. On a statutory basis, these items are expensed as incurred. In addition, certain other expenses, such as those related to the expensing or amortization of computer software, are accounted for differently for statutory purposes than the treatment accorded under GAAP.

(9)	The statutory policyholder surplus of National Interstate Insurance Company, which includes the statutory policyholder surplus of its subsidiary, National Interstate Insurance Company of Hawaii.

(10)	Statutory combined ratio of National Interstate Insurance Company represents the sum of the following ratios: (1) losses and loss adjustment expenses incurred as a percentage of net earned premium and (2) underwriting expenses incurred as a percentage of net written premiums.

(11)	Ratios for the six month periods are from Insurance Services Office, Inc. Ratios for each year are from A.M. Best Company’s report “2004 Best’s Aggregates & Averages — Property/ Casualty.”

RISK FACTORS

          An investment in our common shares involves a number of risks. You should carefully consider each of the risks described below, together with all of the other information contained in this prospectus, before deciding to invest in our common shares, including our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Additional risks and uncertainties not currently known to us or risks that we currently deem immaterial may also impact our business operations.

Risks Relating to Our Company and Industry

If we expand our operations too rapidly and do not manage that expansion effectively, our financial performance could be adversely affected.

          We have experienced rapid growth since our incorporation in January of 1989. We intend to continue to grow by developing new products, expanding into new product lines, expanding our insurance distribution network and, possibly, making strategic acquisitions. Continued growth will impose significant demands on our management, including the need to identify, recruit, maintain and integrate additional employees. In addition, our systems, procedures and internal controls may not be adequate to support our operations as they expand. Any failure by us to manage our growth effectively could have a material adverse effect on our business, financial condition or results of operations. In addition, due to our rapid growth, our historical growth rates are not likely to accurately reflect our future growth rates or our growth potential.

Because we are primarily a transportation insurer, conditions in that industry could adversely affect our business.

          Approximately 76.7% of our gross written premiums for the six-month period ended June 30, 2004 and 76.5% for the year ended December 31, 2003 were generated from transportation insurance policies including group captive programs for transportation companies. Adverse developments in the market for transportation insurance could cause our results of operations to suffer. The transportation insurance industry is cyclical. Historically, the industry has been characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. These fluctuations in the business cycle could negatively impact our revenues. Additionally, our results may be affected by risks that impact the transportation industry related to severe weather conditions, such as rainstorms, snowstorms, hail and ice storms, hurricanes, tornadoes and earthquakes, as well as to explosions, terrorist attacks and riots. Our transportation insurance business also may be affected by cost trends that negatively impact profitability such as inflation in vehicle repair costs, vehicle replacement parts costs, used vehicle prices and medical care costs. Increased litigation of claims may also negatively impact our profitability.

Our growth strategy includes expanding into product lines in which we have limited experience.

          We are continually evaluating new lines of business to add to our product mix. In the fourth quarter of 2004, we intend to begin insuring personal watercraft. We currently are planning to provide group captive services to propane distribution companies by the end of 2004. We have limited experience with marketing and managing these product lines and insuring the types of risks involved. Our failure to effectively analyze new underwriting risks, set adequate premium rates and establish reserves for these new products, or efficiently adjust claims arising from these new products, could have a material adverse effect on our business, financial condition or results of operations.

We face competition from companies with greater financial resources, broader product lines, higher ratings and stronger financial performance than us, which may impair our ability to retain existing customers, attract new customers and maintain our profitability and financial strength.

          The commercial transportation insurance business is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. Many of our competitors are substantially larger and enjoy better name recognition, substantially greater financial resources, higher ratings by rating agencies, broader and more diversified product lines and more widespread agency relationships than we do. We compete with large national underwriters and smaller niche insurance companies. In particular, in the specialty insurance market we compete against, among others, Lancer Insurance Company, Lincoln General Insurance Company (a subsidiary of Kingsway Financial Services, Inc.), RLI Corporation, Progressive Corporation, Northland Insurance Company (a subsidiary of St. Paul Travelers Corporation), Island Insurance Company, Clarendon Insurance Company, Great West Casualty Company (a subsidiary of Old Republic International Corporation) and American Modern Home Insurance Company (a subsidiary of The Midland Company). Our underwriting profits could be adversely impacted if new entrants or existing competitors try to compete with our products, services and programs or offer similar or better products at or below our prices.

If we are not able to attract and retain independent agents and brokers, our revenues could be negatively affected.

          Our top two independent agents/brokers accounted for an aggregate of 12.6% and 8.5% of our revenues during the six months ended June 30, 2004 and the year ended December 31, 2003, respectively. We compete with other insurance carriers to attract and retain business from independent agents and brokers. Some of our competitors offer a larger variety of products, lower prices for insurance coverage or higher commissions than we offer. If we are unable to attract and retain independent agents/brokers to sell our products, our ability to compete and attract new customers and our revenues would suffer.

We are subject to comprehensive regulation, and our ability to earn profits may be restricted by these regulations. In addition, regulation may become more restrictive in the future, which could make it more expensive to conduct our business and adversely affect our profitability.

          We are subject to comprehensive regulation by government agencies in the states and foreign jurisdictions where our insurance company subsidiaries are domiciled (Ohio, Hawaii and the Cayman Islands) and, to a lesser degree, where these subsidiaries issue policies and handle claims. We must comply with statutes and regulations relating to, among other things:

•	statutory capital and reserve requirements;

•	standards of solvency that must be met and maintained;

•	payment of dividends;

•	changes of control of insurance companies;

•	transactions between an insurance company and any of its affiliates;

•	licensing of insurers and their agents;

•	types of insurance that may be written;

•	market conduct, including underwriting and claims practices;

•	provisions for unearned premiums, losses and other obligations;

•	ability to enter and exit certain insurance markets;

•	nature of and limitations on investments, premium rates, or restrictions on the size of risks that may be insured under a single policy;

•	privacy practices;

•	deposits of securities for the benefit of policyholders;

•	payment of sales compensation to third parties;

•	approval of policy forms; and

•	guaranty fund and voluntary market regulations and assessments.

          In addition, state insurance department examiners perform periodic financial, market conduct and other examinations of insurance companies. Compliance with applicable laws and regulations is time consuming and personnel-intensive.

          Insurance-related laws and regulations may become more restrictive in the future, and new restrictive laws may be enacted. New or more restrictive regulation in the future could make it more expensive for us to conduct our business, restrict the premiums we are able to charge or otherwise change the way we do business. For a further discussion of the regulatory framework in which we operate, see “Regulation.”

Our insurance subsidiaries are subject to minimum capital and surplus requirements. Our failure to meet these requirements could subject us to regulatory action.

          Our insurance subsidiaries are subject to minimum capital and surplus requirements imposed under the laws of Ohio, Hawaii and the Cayman Islands. Any failure by one of our insurance subsidiaries to meet the minimum capital and surplus requirements imposed by applicable law will subject us to regulatory action, which may include requiring the adoption of a comprehensive financial plan, examination and the issuance of a corrective order by the applicable insurance department, revocation of a license to sell insurance products, or placing the subsidiary under regulatory control. Any new minimum capital and surplus requirements adopted in the future may require our insurance subsidiaries to increase our capital and surplus levels, which we may be unable to do.

As a holding company, we are dependent on the results of operations of our insurance company subsidiaries to meet our obligations and pay future dividends.

          Statutory and regulatory restrictions limit the aggregate amount of dividends or other distributions that our insurance subsidiaries may declare or pay within any twelve-month period without advance regulatory approval. Our U.S. insurance company subsidiaries are organized in Ohio and Hawaii. In Ohio, prior approval from the Ohio Department of Insurance is required in order for an insurance company to declare and pay extraordinary dividends. An extraordinary dividend is defined under the Ohio statute as any dividend or distribution that, together with other distributions made within the preceding 12 months, exceeds the greater of (1) 10% of the insurer’s surplus as regards policyholders as of the preceding December 31, or (2) the insurer’s net income for the 12-month period ending the preceding December 31, in each case determined in accordance with statutory accounting principles. In Hawaii, prior approval from the Hawaii Insurance Division of the Department of Commerce and Consumer Affairs is required in order for an insurance company to declare and pay extraordinary dividends. An extraordinary dividend is defined under the Hawaii statute as any dividend or distribution that, together with other distributions made within the preceding 12 months, exceeds the lesser of (1) 10% of the insurer’s surplus as regards policyholders as of the preceding December 31, or (2) the insurer’s net income, not including realized capital gains, for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting principles. In addition, insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels and could refuse to permit the payment of dividends calculated under any applicable formula. As a result, we may not be able to receive dividends from our insurance subsidiaries at times and in amounts necessary to meet our operating needs, to pay dividends to our shareholders or to pay corporate expenses. See “Regulation.”

We are currently rated “A” (Excellent) by A.M. Best, their third highest rating out of 16 rating categories. A decline in our rating below our previous rating of “A-” could adversely affect our position in the insurance market, make it more difficult to market our insurance products and cause our premiums and earnings to decrease.

          Financial ratings are an important factor influencing the competitive position of insurance companies. A.M. Best ratings, which are commonly used in the insurance industry, currently range from “A++” (Superior) to “F” (In Liquidation), with a total of 16 separate ratings categories. A.M. Best currently assigns us a financial strength rating of “A” (Excellent), their third highest rating. This is a recent upgrade from our previous rating of “A-” prior to June 2004. The objective of A.M. Best’s rating system is to provide potential policyholders and other interested parties an opinion of an insurer’s financial strength and ability to meet ongoing obligations, including paying claims. This rating reflects A.M. Best’s analysis of our balance sheet, financial position, capitalization and management. It is not an evaluation of an investment in our common shares, nor is it directed to investors in our common shares and is not a recommendation to buy, sell or hold our common shares. This rating is subject to periodic review and may be revised downward, upward, or revoked at the sole discretion of A.M. Best.

          If our rating is reduced by A.M. Best below our previous rating of “A-”, our competitive position in the insurance industry could suffer, and it could be more difficult for us to market our insurance products. A downgrade could result in a significant reduction in the number of insurance contracts we write and in a substantial loss of business, as such business could move to other competitors with higher ratings, causing premiums and earnings to decrease.

New claim and coverage issues are continually emerging in the insurance industry, and these new issues could negatively impact our revenues, our business operations or our reputation.

          As insurance industry practices and regulatory, judicial, and industry conditions change, unexpected and unintended issues related to pricing, claims, coverage and business practices may emerge. Plaintiffs often target property and casualty insurers in purported class action litigation relating to claims handling and insurance sales practices. One recent example of emerging class action litigation relates to the use of an applicant’s credit rating as a factor in making risk selection and pricing decisions. The resolution and implications of new underwriting, claims and coverage issues could have a negative effect on our insurance business by extending coverage beyond our underwriting intent, increasing the size of claims or otherwise requiring us to change our business practices. The effects of unforeseen emerging claim and coverage issues could negatively impact our revenues, results of operations and our reputation.

If our claims payments and related expenses exceed our reserves, our financial condition and results of operations could be adversely affected.

          Our success depends upon our ability to accurately assess and price the risks covered by the insurance policies that we write. We establish reserves to cover our estimated liability for the payment of all losses and loss adjustment expenses incurred with respect to premiums earned on the insurance policies that we write. Reserves do not represent an exact calculation of liability. Rather, reserves are estimates of our expectations regarding the ultimate cost of resolution and administration of claims under the insurance policies that we write. These estimates are based upon actuarial and statistical projections, assessments of currently available data, historical claims information, as well as estimates and assumptions regarding future trends in claims severity and frequency, judicial theories of liability and other factors. We continually refine our reserve estimates in an ongoing process as experience develops and claims are reported and settled. Each year, our reserves are certified by an accredited actuary from Great American Insurance Company, our majority shareholder.

          Establishing an appropriate level of reserves is an inherently uncertain process. The following factors may have a substantial impact on our future actual losses and loss adjustment expense experience:

•	the amount of claims payments;

•	the expenses that we incur in resolving claims;

•	legislative and judicial developments; and

•	changes in economic conditions, including the effect of inflation.

          Such developments could cause our level of reserves to be inadequate. To the extent that actual losses and loss adjustment expenses exceed expectations and the reserves reflected on our financial statements, we will be required to immediately reflect those changes by increasing reserves. When we increase reserves, the pre-tax income for the period in which we do so will decrease by a corresponding amount. In addition to having a negative effect on reserves and pre-tax income, increasing or “strengthening” reserves causes a reduction in our insurance companies’ surplus and could cause a downgrading of the rating of our insurance company subsidiaries. Such a downgrade could, in turn, adversely affect our ability to sell insurance policies.

Because we are dependent on key executives, the loss of any of these executives or our inability to retain other key personnel could adversely affect our business.

          Our success depends in part upon the ability of our executive management and other key personnel to implement our business strategy and on our ability to attract and retain qualified employees. The continued service of our Chairman and President, Alan Spachman, is critical to our success. The loss of any executive officers, including our Senior Vice President, David Michelson, our Vice President, Secretary and General Counsel, Michael Schroeder, our Vice President and Chief Financial Officer, Gary Monda and our Vice Presidents, Terry Phillips (Claims) and Eric Raudins (Personal Lines) could cause disruption in our business. We do not currently maintain key man life insurance policies with respect to any of these individuals nor do we have employment agreements with them.

Market fluctuations and changes in interest rates can have significant and negative effects on our investment portfolio.

          Our results of operations depend in part on the performance of our invested assets. As of June 30, 2004, 92.4% of our investment portfolio (excluding cash and cash equivalents) was invested in fixed maturities and 7.5% was invested in equity securities. As of June 30, 2004, approximately 73.7% of our fixed maturity portfolio was invested in U.S. Government and government agency fixed income securities and approximately 97.2% was invested in fixed maturities rated “AAA”, “AA” and “A” by Standard & Poor’s Corporation.

          Certain risks are inherent in investing in fixed income securities including loss upon default and price volatility in reaction to changes in interest rates and general market factors. The fair value of our fixed income securities will fluctuate as interest rates change. The current environment of increasing interest rates causes the market value of our fixed income securities to decrease. Changes in interest rates may result in fluctuations in the income from, and the valuation of, our fixed income investments. Large investment losses would significantly decrease our asset base, and affect our ability to underwrite new business.

We may not be successful in reducing our risk and increasing our underwriting capacity through reinsurance arrangements, which could adversely affect our business, financial condition and results of operations.

          In order to reduce our underwriting risk and increase our underwriting capacity, we transfer portions of our insurance risk to other insurers through reinsurance contracts. Ceded premiums written amounted to 28.9% and 24.3%, respectively, of our gross premiums written for the six months ended

June 30, 2004 and the year ended December 31, 2003. The availability, cost and structure of reinsurance protection is subject to changing market conditions that are outside of our control. In order for these contracts to qualify for reinsurance accounting and to provide the additional underwriting capacity that we desire, the reinsurer generally must assume significant risk and have a reasonable possibility of a significant loss. Our reinsurance facilities are generally subject to annual renewal. We may be unable to maintain our current reinsurance facilities or obtain other reinsurance facilities in adequate amounts and at favorable rates. If we are unable to renew our expiring facilities or obtain new reinsurance facilities, either our net exposure to risk would increase or, if we are unwilling to bear an increase in net risk exposures, we would have to reduce the amount of risk we underwrite.

          Although the reinsurer is liable to us to the extent of risk ceded by us, we remain ultimately liable to the policyholder on all risks, even those reinsured. As a result, ceded reinsurance arrangements do not limit our ultimate obligations to policyholders to pay claims. We are subject to credit risks with respect to the financial strength of our reinsurers. We are also subject to the risk that our reinsurers may dispute their obligations to pay our claims. As a result, we may not recover sufficient amounts for claims that we submit to our reinsurers in a timely manner, if at all. As of June 30, 2004, we had a total of $47.3 million of unsecured reinsurance recoverables and our largest unsecured recoverable from a single reinsurer, General Reinsurance, was $19.3 million. In addition, our reinsurance agreements are subject to specified limits and we would not have reinsurance coverage to the extent that we exceed those limits.

Risks Relating to This Offering

Your interests as a holder of our common shares may be different than the interests of our majority shareholder, Great American Insurance Company.

          After giving effect to the offering, American Financial Group, Inc., through its wholly-owned subsidiary Great American Insurance Company, will beneficially own approximately      % of our outstanding common shares (approximately      % if the underwriters’ over-allotment option is exercised in full). The interests of American Financial Group, Inc. may differ from the interests of our other shareholders. After the offering, American Financial Group, Inc.’s representatives will hold four out of eight of our Board seats. As a result, American Financial Group, Inc. will have the ability to exert significant influence over our policies and affairs including the power to affect the election of our Directors and the approval of any action requiring a shareholder vote, such as amendments to our Articles of Incorporation or Code of Regulations, transactions with affiliates, mergers or asset sales.

          Subject to the terms of our right of first refusal to purchase their shares in certain circumstances, American Financial Group, Inc. may be able to prevent or cause a change of control of National Interstate by either voting its shares against or for a change of control or selling its shares and causing a change of control. The ability of our majority shareholder to prevent or cause a change of control could delay or prevent a change of control, or cause a change of control to occur at a time when it is not favored by other shareholders. As a result, the trading price of our common shares could be adversely affected.

We may have conflicts of interest with our majority shareholder, Great American Insurance Company, that we are unable to resolve in our favor.

          Our majority shareholder, Great American Insurance Company, is a subsidiary of American Financial Group, Inc. From time to time American Financial Group, Inc. and its affiliated companies engage in underwriting activities and enter into transactions or agreements with us or in competition with us, which may give rise to conflicts of interest. We do not have any agreement or understanding with any of these parties regarding the resolution of potential conflicts of interest. In addition, we may not be in a position to influence any party’s decision not to engage in activities that would give rise to a conflict of interest. These parties may take actions that are not in the best interests of our other shareholders.

          We are party to several agreements with Great American Insurance Company, including an Underwriting Management Agreement and a Reinsurance Agreement, pursuant to which they provide services to us at rates comparable to those we believe we could obtain from independent third parties. We anticipate that these agreements will remain in force under the same terms and conditions for the foreseeable future following the offering. However, pursuant to its terms, the Underwriting Management Agreement may be terminated without cause by either party from time to time and is terminable immediately upon termination of the related reinsurance treaty or if we no longer employ Mr. Spachman. If these agreements are terminated, we will have to spend our resources locating other entities to provide these services and negotiating new arrangements with these third parties. See “Certain Relationships and Related Transactions; Rights of Great American Insurance Company After the Offering.”

Provisions in our organizational documents, Ohio corporate law and the insurance laws of Ohio and Hawaii could impede an attempt to replace or remove our management or Directors or prevent or delay a merger or sale, which could diminish the value of our common shares.

          Our Amended and Restated Articles of Incorporation and Code of Regulations, which will be effective immediately prior to this offering, the corporate laws of Ohio and the insurance laws of various states contain provisions that could impede an attempt to replace or remove our management or Directors or prevent the sale of our Company that shareholders might consider to be in their best interests. These provisions include, among others:

•	a classified Board of Directors consisting of eight Directors divided into two classes;

•	the inability of our shareholders to remove a Director from the Board without “cause;”

•	requiring a vote of holders of 50% of the common shares to call a special meeting of the shareholders;

•	requiring a two-thirds vote to amend the shareholder protection provisions of our Code of Regulations and to amend the Articles of Incorporation;

•	requiring the affirmative vote of a majority of the voting power of our shares represented at a special meeting of shareholders;

•	excluding the voting power of interested shares to approve a “control share acquisition” under Ohio law; and

•	prohibiting a merger, consolidation, combination or majority share acquisition between us and an interested shareholder or an affiliate of an interested shareholder for a period of three years from the date on which the shareholder first became an interested shareholder, unless previously approved by our Board.

These provisions may prevent shareholders from receiving the benefit of any premium over the market price of our common shares offered by a bidder in a potential takeover. In addition, the existence of these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging takeover attempts. See “Regulation” and “Description of Capital Shares.”

          The insurance laws of most states require prior notice or regulatory approval of changes in control of an insurance company or its holding company. The insurance laws of the States of Ohio and Hawaii, where our U.S. insurance companies are domiciled, provide that no corporation or other person may acquire control of a domestic insurance or reinsurance company unless it has given notice to such insurance or reinsurance company and obtained prior written approval of the relevant insurance regulatory authorities. Any purchaser of 10% or more of our aggregate outstanding voting power could become subject to these regulations and could be required to file notices and reports with the applicable regulatory authorities prior to such acquisition. In addition, the existence of these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging takeover attempts. See “Regulation.”

Because there has been no public trading market for our common shares, you cannot be certain that an active trading market or a specific share price will be established.

          Prior to this offering, there has been no public trading market for our common shares and, as a result, we cannot predict whether an active trading market will develop and continue upon completion of this offering or whether the market price of our common shares will decline below the initial public offering price. The initial public offering price per common share will be determined by agreement among us and the representative of the underwriters and may not be indicative of the trading price of our common shares after this offering. The trading price of our common shares may decline for many reasons, some of which are beyond our control, including among others:

•	quarterly variations in our results of operations;

•	changes in expectations regarding our future results of operations, including financial estimates by securities analysts and investors;

•	announcements by third parties of claims against us;

•	changes in law and regulation;

•	results of operations that vary from those expected by securities analysts and investors; and

•	future sales of our common shares.

          In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to a company’s operating performance. As a result, the trading price of our common shares may fall below the initial public offering price.

Future sales of our common shares may affect the trading price of our common shares.

          We cannot predict what effect, if any, future sales of our common shares, or the availability of common shares for future sale, will have on the trading price of our common shares. Sales of substantial amounts of our common shares in the public market by Great American Insurance Company or our other shareholders, or the possibility or perception that such sales could occur, could adversely affect prevailing market prices for our common shares. If such sales reduce the market price of our common shares, our ability to raise additional capital in the equity markets may be adversely affected.

          Upon completion of this offering, we will have a total of                     common shares outstanding (if the underwriters’ over-allotment option is exercised in full). The common shares sold in this offering will be freely transferable. The remaining shares outstanding after the offering will be “restricted securities” subject to the volume limitations and the other conditions of Rule 144 of the Securities Act of 1933, as amended.

          Upon the consummation of this offering, Great American Insurance Company and Alan Spachman, our Chairman and President, will have the right to require us to register their common shares, subject to 180-day lock-up agreements and other restrictions. Upon the effectiveness of any such registration statement, all shares covered by that registration statement could be sold into the public markets. In addition, following the consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register common shares issued or reserved for issuance for awards granted under our Long Term Incentive Plan. Shares registered under the registration statement on Form S-8 also could be sold into the public markets after the expiration of the 180-day lock-up agreements, subject to applicable vesting provisions and any volume limitations and other restrictions applicable to our officers and Directors selling shares under Rule 144. See “Shares Eligible for Future Sale.”

Public investors will suffer immediate and substantial dilution as a result of this offering.

          The initial public offering price per common share is higher than our net book value per common share. Accordingly, if you purchase common shares in this offering, you will suffer immediate and

substantial dilution of your investment. Based upon the issuance and sale of                     common shares at an assumed initial public offering price of $          (the midpoint of the price range set forth on the cover page of this prospectus), you will incur immediate dilution of approximately $          in the net book value per common share if you purchase common shares in this offering. See “Dilution.”

We will incur increased costs as a result of being a public company and our financial results could be adversely affected.

          As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the Securities and Exchange Commission and the National Association of Securities Dealers. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to compliance with public company requirements, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements. All statements, trend analyses and other information contained in this prospectus relative to markets for our products and trends in our operations or financial results, as well as other statements including words such as “may,” “target,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “project,” and other similar expressions, constitute forward-looking statements. We made these statements based on our plans and current analyses of our business and the insurance industry as a whole. We caution that these statements may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, we cannot assure you that actual results will not differ from those expressed or implied by the forward-looking statements. Factors that could contribute to these differences include, among other things:

•	general economic conditions and other factors, including prevailing interest rate levels and stock and credit market performance which may affect (among other things) our ability to sell our products, our ability to access capital resources and the costs associated with such access to capital and the market value of our investments;

•	customer response to new products and marketing initiatives;

•	increasing competition in the sale of our insurance products and services and the retention of existing customers;

•	regulatory changes or actions, including those relating to regulation of the sale, underwriting and pricing of insurance products and services and capital requirements; and

•	the other factors discussed under the heading “Risk Factors” and elsewhere in this prospectus.

          You should not place undue reliance on any forward-looking statement. The forward-looking statements in this prospectus speak only as of the date of this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations or prospects may have changed since that date. Neither the delivery of this prospectus nor the sale of the common shares means that information contained in this prospectus is correct after the date of this prospectus. Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements, the risk factors or other information described in this prospectus, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

          You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

          The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any statements we make in connection with this offering.

USE OF PROCEEDS

          We estimate that we will receive net proceeds from this offering of approximately $           million, based on an assumed initial public offering price of $           per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount and our estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $           million.

          We intend to use the net proceeds from our sale of common shares in this offering:

•	to repay in full the $15.0 million loan from our majority shareholder, Great American Insurance Company, outstanding on the closing date of this offering (which loan bears interest at 7.0%, matures on June 30, 2009 and the proceeds of which were used to contribute to the capital and surplus of our insurance company subsidiaries); and

•	for other general corporate purposes, including the capitalization of our insurance company subsidiaries.

          Pending application of the net proceeds, we may invest the proceeds in short-term or medium-term securities. We will not receive any proceeds from the sale of common shares by selling shareholders in this offering.

DIVIDEND POLICY

          Management has recommended that our Board of Directors authorize the payment of dividends on our common shares equal to $0.04 per share per year, payable annually, following this offering. The declaration and payment of dividends is subject to the discretion of our Board of Directors, and will depend on, among other things, our financial condition, results of operations, capital and cash requirements, future prospects, regulatory and contractual restrictions on the payment of dividends by our insurance company subsidiaries, and other factors deemed relevant by the Board. In addition, our ability to pay dividends would be restricted in the event of a default on our junior subordinated debentures, our failure to make payment obligations with respect to such debentures or our election to defer interest payments on the debentures. For a discussion of our cash resources and needs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

          We are a holding company and a legal entity separate and distinct from our subsidiaries. As a holding company without significant operations of our own, our principal sources of funds are dividends and other distributions from our subsidiaries including our insurance company subsidiaries. Our ability to receive dividends from our insurance company subsidiaries is also subject to limits under applicable state insurance laws. See “Regulation.”

CAPITALIZATION

          The following table sets forth our historical capitalization at June 30, 2004, on an actual basis (after giving effect to the 200-for-1 common share split on                     , 2004) and as adjusted as of such date to reflect the sale of                      common shares offered by us in this offering (at an assumed public offering price of $           per share, the midpoint of the price per range set forth on the cover page of this prospectus) and the application of the net proceeds to us after deduction of commissions and assumed expenses from the offering as described under “Use of Proceeds.” This table should be read in conjunction with our historical consolidated financial statements and the related notes, included elsewhere in this prospectus.

	At June 30, 2004

	Actual	As Adjusted

	(Dollars in thousands,
	except per share amounts)
Debt:
Notes payable — bank	$2,708	$2,708
Note payable — affiliate	15,000	—
Junior subordinated debt	15,464	15,464

Total debt	33,172	18,172
Shareholders’ Equity:
Common shares, $0.01 par value per share; 50,000,000 shares authorized(1) 20,000,000 issued and outstanding, including 4,975,800 shares in treasury( shares as adjusted)(2)	200
Additional paid in capital	758
Retained earnings	66,277	66,277
Accumulated other comprehensive income (loss)	(1,630)	(1,630)
Treasury stock	(7,019)

Total shareholders’ equity	58,586

Total capitalization	$91,758

Book value per share	$3.90
Ratio of:
Notes payable/total capitalization	19.3%
Notes payable plus junior subordinated debt/total capitalization	36.2%

(1)	Reflects an increase in our authorized common shares as set forth in our Amended and Restated Articles of Incorporation effective prior to this offering.

(2)	Excludes 1,338,800 shares reserved for issuance under awards granted and to be granted in the future under our Long Term Incentive Plan.

DILUTION

          Dilution is the amount by which the offering price paid by the purchasers of our common shares to be sold in this offering exceeds the net tangible book value per common share after the offering. Net tangible book value represents the excess of our total consolidated tangible assets over total consolidated liabilities. Net tangible book value per share is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of our common shares deemed to be outstanding on the date the book value is determined.

          We do not have any goodwill or other intangible assets on our June 30, 2004 balance sheet and therefore our net tangible book value and net book value are the same. Our net tangible book value as of June 30, 2004, was approximately $58.6 million, or $3.90 per common share. After giving effect to the sale of                 common shares in this offering at an assumed initial public offering price of $          per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated offering discounts and commissions and estimated offering expenses and after giving effect to the application of the estimated net proceeds to us, our net tangible book value as of June 30, 2004, would have been $                    , or $          per share. This represents an immediate increase in net tangible book value of $          per share to the existing shareholders and an immediate dilution of $          per share to new investors purchasing shares in this offering. This following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Net tangible book value per common share as of June 30, 2004	$
Increase in net tangible book value per common share attributable to this offering	$
Net tangible book value per common share after this offering	$
Dilution per share to new investors after the offering	$

          If the underwriters exercise their over-allotment option in full, dilution per common share to new investors will be $          per common share.

          The following table summarizes, as of September      , 2004, the differences between existing shareholders and new investors with respect to the number of our common shares purchased from us, the total consideration paid and the average price per common share, after giving effect to the issuance of                 common shares in this offering at an assumed offering price of $          per share (the midpoint of the price per range set forth on the cover page of this prospectus) and after the application of the estimated net proceeds from this offering as described in “Use of Proceeds:”

	Shares Issued		Total Consideration		Average
Price Per
	Number	Percent	Amount	Percent	Share

Existing shareholders		%	$	%
New investors		%	$	%
Total

          The table above excludes 1,338,800 shares reserved as of September      , 2004, for issuance under awards granted and to be granted in the future under our Long Term Incentive Plan. See “Management — Executive Compensation.” To the extent these shares are issued there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share data)

          The following table sets forth selected consolidated financial information for the periods ended and as of the dates indicated. The selected data presented below under the captions “Operating Data” and “Balance Sheet Data” for, and as of, each of the periods in the five-year period ended December 31, 2003 are derived from our consolidated financial statements that have been audited by Ernst & Young LLP, an independent registered public accounting firm. The consolidated financial statements as of December 31, 2003 and 2002 and for each of the periods in the three-year period ended December 31, 2003, and their report thereon, are included elsewhere in this prospectus. The data presented as of June 30, 2004 and June 30, 2003 and for the six months ended on those dates is derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, the unaudited consolidated financial data as of June 30, 2004 and June 30, 2003 and for the six months ended on those dates presented in the table below, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods indicated. These historical results are not necessarily indicative of the results to be expected from any future period. You should read this selected consolidated financial data together with our consolidated financial statements and the related notes and the section of the prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	At and for the Six Months
	Ended June 30,		At and for the Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Unaudited)
Operating Data:
Gross premiums written(1)	$149,405	$117,435	$187,561	$121,747	$98,132	$72,426	$49,237

Net premiums written(2)	$106,226	$88,979	$141,924	$93,516	$74,262	$57,808	$39,627

Premiums earned	$74,623	$58,376	$126,364	$87,356	$72,256	$45,653	$35,613
Net investment income	3,828	2,596	5,772	4,513	3,725	3,323	2,926
Net realized gains (losses)	1,156	1,469	1,529	(386)	469	113	271
Other income	3,821	2,483	4,384	3,367	2,477	3,320	1,507

Total revenues	83,428	64,924	138,049	94,850	78,927	52,409	40,317
Losses and loss adjustment expenses	44,546	30,292	68,798	55,049	52,565	27,240	21,862
Commissions and other underwriting expense	16,987	14,951	32,211	24,156	21,940	16,041	12,527
Other operating and general expenses	3,037	2,546	4,893	3,928	2,398	2,428	2,351
Interest expense	950	180	1,043	193	329	118	143

Total expenses	65,520	47,969	106,945	83,326	77,232	45,827	36,883

Income before income taxes	17,908	16,955	31,104	11,524	1,695	6,582	3,434
Provision for income taxes	6,143	6,327	11,260	3,236	487	2,107	897

Net income	$11,765	$10,628	$19,844	$8,288	$1,208	$4,475	$2,537

Selected GAAP Ratios:
Loss and loss adjustment expense ratio(3)	59.7%	51.9%	54.4%	63.0%	72.7%	59.7%	61.4%
Underwriting expense ratio(4)	21.7%	25.7	25.9%	28.3%	30.2%	33.2%	37.5%

Combined ratio(5)	81.4%	77.6%	80.3%	91.3%	102.9%	92.9%	98.9%

Return on equity(6)	39.2%	52.0%	49.9%	31.2%	5.4%	23.3%	14.4%
Per Share Data(7):
Earnings per common share, basic	$0.78	$0.71	$1.32	$0.49	$0.07	$0.25	$0.13
Earnings per common share, assuming dilution	0.76	0.69	1.29	0.49	0.07	0.25	0.13
Book value per common share, basic (at period end)	$3.90	$2.73	$3.31	$1.99	$1.32	$1.25	$0.94
Weighted average number of common shares outstanding, basic	15,024	15,066	15,057	16,805	17,583	17,585	18,853
Weighted average number of common shares outstanding, diluted	15,387	15,320	15,347	16,949	17,674	17,631	18,853

	At June 30, 2004			At December 31,

	Actual	As Adjusted(8)		2003	2002	2001	2000	1999

	(Unaudited)
Balance Sheet Data:
Cash and investments	$204,183	$		$167,622	$110,454	$87,194	$64,854	$54,277
Reinsurance recoverable	47,338		47,338	43,119	37,732	23,166	9,652	11,508
Total assets	404,304			300,656	210,369	162,279	123,801	94,291
Unpaid losses and loss adjustment expenses	143,863		143,863	128,726	102,210	70,852	43,235	38,381
Long-term debt(9)	33,172		18,172	18,901	6,583	9,207	9,617	4,295
Total shareholders’ equity	$58,586	$		$49,680	$29,932	$23,198	$21,957	$16,471

	At and for the Six Months
	Ended June 30,		At and for the Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Unaudited)
Selected Statutory Data(10):
Policyholder surplus(11)	$81,296	$53,181	$58,621	$36,944	$33,982	$21,106	$20,530
Combined ratio(12)	76.7%	77.3%	81.7%	90.8%	103.4%	91.8%	97.0%
Industry combined ratio, all lines(13)		99.8%	100.1%	107.4%	115.9%	110.4%	108.0%

(1)	The sum of premiums written on insurance policies issued by us and premiums assumed by us on policies written by other insurance companies.

(2)	Gross written premiums less premiums ceded to reinsurance companies.

(3)	The ratio of losses and loss adjustment expenses to premiums earned.

(4)	The ratio of the net of the sum of commissions and other underwriting expenses, other operating expenses less other income to premiums earned.

(5)	The sum of the loss and loss adjustment expense ratio and the underwriting expense ratio.

(6)	The ratio of net income to the average of the shareholders’ equity at the beginning and end of the period, annualized for the six month periods ended June 30.

(7)	Adjusted to reflect a 200-for-1 share split effective , 2004.

(8)	The as adjusted financial data reflects the sale of common shares in this offering, assuming an initial offering price of $ per common shares (the midpoint of the price range set forth on the cover of this prospectus) and the application of the net proceeds from this offering as described under “Use of Proceeds,” including the repayment of the $15.0 million loan from Great American Insurance Company.

(9)	Includes $15.0 million note payable to Great American Insurance Company, junior subordinated debt and bank debt.

(10)	While financial data is reported in accordance with accounting principles generally accepted in the United States, or GAAP, for shareholder and other investment purposes, it is reported on a statutory basis for insurance regulatory purposes. Certain statutory expenses differ from amounts reported under GAAP. Specifically, under GAAP, premium taxes and other variable costs incurred in connection with writing new and renewal business are capitalized and amortized on a pro rata basis over the period in which the related premiums are earned. On a statutory basis, these items are expensed as incurred. In addition, certain other expenses, such as those related to the expensing or amortization of computer software, are accounted for differently for statutory purposes than the treatment accorded under GAAP.

(11)	The statutory policyholder surplus of National Interstate Insurance Company, which includes the statutory policyholder surplus of its subsidiary, National Interstate Insurance Company of Hawaii.

(12)	Statutory combined ratio of National Interstate Insurance Company represents the sum of the following ratios: (1) losses and loss adjustment expenses incurred as a percentage of net earned premium and (2) underwriting expenses incurred as a percentage of net written premiums.

(13)	Ratios for the six month periods are from Insurance Services Office, Inc. Ratios for each year are from A.M. Best Company’s report “2004 Best’s Aggregates & Averages — Property/ Casualty.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion and analysis of the historical consolidated financial statements of National Interstate should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Data presented as of June 30, 2004 and 2003 and for the interim periods then ended is based on our unaudited consolidated financial statements presented elsewhere in this prospectus. All historical per share amounts reflect a 200-for-1 share split effective                     , 2004 as discussed elsewhere in this prospectus and the reclassification of all Class A common shares as common shares effective immediately prior to this offering. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors including those discussed below and elsewhere in this prospectus, particularly under the caption “Risk Factors.”

Overview

          National Interstate Corporation was incorporated in Ohio in January of 1989. In December of 1989, Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., became our majority shareholder.

          We are a specialty property and casualty insurance organization licensed in all 50 states, the District of Columbia and the Cayman Islands. We generate underwriting profits by providing what we view as innovative insurance products, services and programs not generally available in the marketplace. We believe that we are the second largest writer of insurance for the passenger transportation industry in the United States. In addition, we focus on niche insurance markets where we offer insurance products designed to meet the unique needs of targeted insurance buyers that we believe are underserved by the insurance industry. These niche markets typically possess what we view as barriers to entry, such as being too small, too remote or too difficult to attract or sustain most competitors. Examples of products that we write for these markets include property and casualty insurance for transportation companies (48.7% of 2003 gross written premiums), group captive programs for transportation companies that we refer to as our alternative risk transfer operations (27.8%), specialty personal lines, primarily recreational vehicle coverage (11.7%) and transportation and general commercial insurance in Hawaii (11.0%). We strive to become a market leader in the specialty markets that we choose and serve by offering what we believe are innovative products, excellent customer service and superior claims response.

          The property and casualty insurance industry is cyclical. Historically, the industry has been characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. Additionally, our business may be affected by the risks impacting the property and casualty insurance industry related to severe weather conditions, explosions, terrorist attacks and riots. Our transportation insurance business in particular also is affected by cost trends that negatively impact profitability such as inflation in vehicle repair costs, vehicle replacement parts costs, used vehicle prices and medical care costs. Increased litigation of claims may also negatively impact our profitability.

          Recently, we have seen favorable market trends that we expect to impact several components of our operations. According to the May/ June 2004 edition of RVIA Today, recreational vehicle shipments increased 26% in the first quarter of 2004 compared to the same quarter in 2003. According to the Summer 2004 edition of Roadsigns, recreational vehicle sales are expected to increase as the baby-boomer population ages and more people enter the age range in which recreational vehicle ownership is the highest. By the end of the decade, the number of consumers in the United States aged 50 to 64 is expected to total approximately 57 million, 38% higher than 2000. Our average recreational vehicle policyholder is 56.7 years old when they purchase their first recreational vehicle policy from us. We expect that as the population continues to age, more people will purchase recreational vehicles, increasing the need for RV insurance. According to The National Tour Association, their member tour operators’ surveyed (particularly motorcoach operators) reported that their overall sales continued to recover during the second quarter of 2004 and nearly one half of their members expect their third quarter sales to be greater than sales in the same period last year. We believe that the charter and tour segment of the passenger transportation industry represents significant opportunities for us. Increases in the total number of vehicles employed in this segment of the industry increases our market opportunity.

Revenues

          We derive our revenues primarily from premiums from our insurance policies and income from our investment portfolio. Our underwriting approach is to price our products to achieve an underwriting profit even if it requires us to forgo volume. Since 2000, our insurance subsidiaries have been increasing their premium rates to offset rising losses and reinsurance costs. Rate increases have continued during 2004, but at a reduced pace and level as compared to 2003. Management expects this trend to continue for the remainder of 2004. As with all property and casualty companies, the beneficial impact of these price increases is reflected in our financial results over time. We implement price increases on our in-force policies as they are renewed, which generally takes twelve months for our entire book of business and up to an additional twelve months to earn a full year of premium at the higher rate. We recognize premiums on policies as the premiums are earned, generally over the course of the twelve months after the policy is effective. We employ what we consider to be a conservative approach to investment and capital management with the intention of supporting insurance operations by providing a stable source of income to offset underwriting risk and growing income to offset inflation. The primary goal of our investment policy is to preserve principal while optimizing income.

Expenses

          Our expenses consist primarily of losses and loss adjustment expenses, or LAE; commissions and other underwriting expenses; and other operating and general expenses. Losses and loss adjustment expenses are a function of the amount and type of insurance contracts we write and of the loss experience of the underlying risks. We record losses and loss adjustment expenses based on an actuarial analysis of the estimated losses we expect to be reported on contracts written. We seek to establish all reserves at the maximum probable exposure based on our historical claims experience. Our ability to estimate losses and loss adjustment expenses accurately at the time of pricing our contracts is a critical factor in determining our profitability. The amount reported under losses and loss adjustment expenses in any period includes payments in the period net of the change in the value of the reserves for unpaid losses and loss adjustment expenses between the beginning and the end of the period. Commissions and other underwriting expenses consist principally of brokerage and agent commissions that represent a percentage of the premiums on insurance policies and reinsurance contracts written, and vary depending upon the amount and types of contracts written, and to a lesser extent ceding commissions paid to ceding insurers and excise taxes. Other operating and general expenses consist primarily of personnel expenses (including salaries, benefits and certain costs associated with awards under our equity compensation plans) and other general operating expenses. Other than expenses relating to stock options and other equity grants, these expenses are primarily fixed in nature and do not vary with the amount of premiums written. Interest expenses are disclosed separately from operating and general expenses.

Critical Accounting Policies

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change and impact amounts reported in the future. Management believes that the establishment of loss and loss adjustment expense reserves and the determination of “other-than-temporary” impairment on investments are two areas where the degree of judgment required to determine amounts recorded in the financial statements make the accounting policies critical. We discuss these two policies below. Our other significant accounting policies are described in Note 1 to our consolidated financial statements.

Losses and Loss Adjustment Expenses (LAE) Reserves

          Significant periods of time can elapse between the occurrence of an insured loss, the reporting to us of that loss and our final payment of that loss and its related LAE. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities. At June 30, 2004 and December 31, 2003, we had $143.9 million and $128.7 million, respectively, of net losses and LAE reserves, representing management’s best estimate of the ultimate loss. On a quarterly basis, we compare our estimates to actuarial reviews provided by Great American Insurance Company actuaries. Based upon these comparisons, we make the necessary adjustments to our reserves. Historically, we have not made material changes to management’s estimates as a result of the actuarial reviews.

          Claims we view as potentially significant are subject to a rigorous review process involving the adjuster, claims management and executive management. We seek to establish reserves at the maximum probable exposure based on our historic claims experience. Incurred but not yet reported, or IBNR, reserves are determined separate from the case reserving process and include estimates for potential adverse development of the recorded case reserves. We monitor IBNR reserves monthly with financial management and quarterly with an actuary from Great American Insurance Company. IBNR reserves are adjusted monthly based on historic patterns and current trends and exposures. When a claim is reported, claims personnel establish a “case reserve” for the estimated amount of ultimate payment. The amount of the reserve is based upon an evaluation of the type of claim involved, the circumstances surrounding each claim and the policy provisions relating to the loss. The estimate reflects informed judgment of our claims personnel based on general insurance reserving practices and on the experience and knowledge of the claims personnel. During the loss adjustment period, these estimates are revised as deemed necessary by our claims department based on developments and periodic reviews of the cases. Individual case reserves are reviewed for adequacy at least quarterly by senior claims management.

          When establishing and reviewing reserves, we analyze historic data and estimate the impact of various loss development factors, such as our historic loss experience and that of the industry, trends in claims frequency and severity, our mix of business, our claims processing procedures, legislative enactments, judicial decisions, legal developments in imposition of damages, and changes and trends in general economic conditions, including the effects of inflation. A change in any of these factors from the assumptions implicit in our estimate can cause our actual loss experience to be better or worse than our reserves, and the difference can be material. There is no precise method, however, for evaluating the impact of any specific factor on the adequacy of reserves. Currently established reserves may not prove adequate in light of subsequent actual occurrences. To the extent that reserves are inadequate and are increased or “strengthened,” the amount of such increase is treated as a charge to earnings in the period that the deficiency is recognized. To the extent that reserves are redundant and are released, the amount of the release is a benefit to earnings in the period that redundancy is recognized.

          The changes we have recorded in our reserves in the past three years illustrate the uncertainty of estimating reserves. In 2003, we experienced favorable development of $3.7 million from claims incurred in years prior to 2003. In 2002, we experienced unfavorable development of $38,000 from claims incurred prior to 2002. In 2001, we experienced unfavorable development of $2.5 million from claims incurred prior to 2001. The types of coverage we offer and risk levels we retain have a direct influence on the development of claims. Specifically, short duration claims and lower risk retention levels are more predictable and normally have less development. It is not practical to extrapolate future favorable or unfavorable development of reserves from this past experience.

Other-Than-Temporary Impairment

          Effective December 31, 2003, we adopted Emerging Issue Task Force Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, or EITF 03-01. Under this guidance, disclosures are required for unrealized losses on fixed maturity and equity securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are classified as either available-for-sale or held-to-maturity. The disclosure requirements include quantitative information regarding the aggregate amount of unrealized losses and the associated fair value of the investments in an unrealized loss position, segregated into time periods for which the investments have been in an unrealized loss position. The consensus also requires certain qualitative disclosures about the unrealized holdings in order to provide additional information that we considered in concluding that the unrealized losses were not other-than-temporary. The recognition and impairment guidance of EITF 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. Such guidance applies to all our fixed income and equity securities for which fair value is below amortized cost (or cost, as applicable) and for which we are unable to demonstrate our ability and intent to hold such securities through the respective recovery periods (i.e., periods necessary for fair value to recover to amortized cost, or cost, as applicable). Our principal investments are in fixed maturities, all of which are exposed to at least one of three primary sources of investment risk: credit, interest rate and market valuation risks. The financial statement risks are those associated with the recognition of impairments and income, as well as the determination of fair values. Recognition of income ceases when a bond goes into default. We evaluate whether impairments have occurred on a case-by-case basis. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause and amount of decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations we use in the impairment evaluation process include, but are not limited to:

•	the length of time and the extent to which the market value has been below amortized cost;

•	whether the issuer is experiencing significant financial difficulties;

•	economic stability of an entire industry sector or subsection;

•	whether the issuer, series of issuers or industry has a catastrophic type of loss;

•	the extent to which the unrealized loss is credit-driven or a result of changes in market interest rates;

•	historical operating, balance sheet and cash flow data;

•	internally generated financial models and forecasts;

•	our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value; and

•	other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          In addition, the earnings on certain investments are dependent upon market conditions, which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets. The determination of fair values in the absence of quoted market values is based on valuation methodologies, securities we deem to be comparable and assumptions deemed appropriate given the circumstances. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

          When an investment is determined to have other-than-temporary impairment, in most cases we will dispose of the investment. This approach allows us to realize the loss for tax purposes and to reinvest the proceeds in what we view as more productive investments. For those investments we choose to retain, we record an adjustment for impairment. We experienced no impairment adjustments in the first six months of 2004, and in the year ended December 31, 2003, and $0.4 million in adjustments in the year ended December 31, 2002. Because total unrealized losses are a component of shareholders’ equity, any recognition of other-than-temporary impairment losses has no effect on our comprehensive income or book value. See “Management’s Discussions and Analysis of Financial Condition and Results of Operations — Investments.”

          In August 2004, the Financial Accounting Standards Board discussed the deferral of the effective date of the guidance in paragraph 16 of EITF 03-1 addressing loss recognition relating to fixed maturities that cannot be contractually prepaid or otherwise settled for an amount less than the investor’s cost. The EITF directed the FASB staff to issue two staff positions (FSPs). The FSPs are expected to, among other things, defer the effective date of the loss recognition section of EITF 03-1 and propose several modifications to EITF 03-1. This deferral of the effective date of paragraph 16 and reconsideration of certain elements of EITF 03-1 contemplates providing partial relief including (1) a quantitative threshold that would permit companies to automatically declare the impairment temporary without having to make an assertion regarding intent and ability to hold or perform an analysis regarding recoverability and (2) a consideration of whether the sale of an impaired security (for which an assertion was made regarding intent and ability to hold) would “taint” assertions to hold other securities to maturity or recovery.

          Despite the relief contemplated, we continue to apply the guidance as provided in SFAS No. 115 and EITF 03-1, as described above. The effective date for the recognition and measurement portion (periods beginning after June 15, 2004), as originally required in EITF 03-1, still applies to equity securities and fixed maturities that can be contractually prepaid or settled in such a manner that the investor would not recover substantially all of its cost. When finalized, the FSPs on implementation may ultimately impact requirements of EITF 03-1 beyond its paragraph 16.

Results of Operations

Underwriting

          Underwriting profitability, as opposed to overall profitability or net earnings, is measured by the combined ratio. The combined ratio is the sum of the loss and loss adjustment (LAE) expense ratio and the underwriting expense ratio. When the combined ratio is under 100%, underwriting results are considered profitable; when the ratio is over 100%, underwriting results are considered unprofitable.

          Our underwriting approach is to price our products to achieve an underwriting profit even if it requires us to forgo volume. Since 2000, our insurance subsidiaries have been increasing their premium rates to offset rising losses and reinsurance costs. Rate increases have continued during 2004, but at a reduced pace and level as compared to 2003. Management expects this trend to continue for the remainder of 2004.

          The table below presents our net earned premiums and combined ratios for the periods indicated:

	Six Months Ended
	June 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(Dollars in thousands)
Net Earned Premiums (GAAP)
Gross written premiums	$149,405	$117,435	$187,561	$121,747	$98,132
Ceded reinsurance	43,179	28,456	45,637	28,231	23,870

Net written premiums	106,226	88,979	141,924	93,516	74,262
Change in unearned premiums	31,603	30,603	15,560	6,160	2,006

Net earned premiums	$74,623	$58,376	$126,364	$87,356	$72,256

Combined Ratios (GAAP)
Loss and LAE ratio	59.7%	51.9%	54.4%	63.0%	72.7%
Underwriting expense ratio	21.7%	25.7%	25.9%	28.3%	30.2%

Combined ratio	81.4%	77.6%	80.3%	91.3%	102.9%

          Six Months Ended June 30, 2004 compared to June 30, 2003. Our net earned premiums increased $16.2 million (27.8%) to $74.6 million during the first six months of 2004 compared to $58.4 million for the same period in 2003. Our transportation business accounted for 10.9 points of the growth, which was due to both increased rates on renewed policies and premium from new business. Also favorably impacting the growth in net earned premiums was new insureds in our alternative risk transfer operations, which accounted for 10.4 points of the growth, and expanded distribution in specialty personal lines, which accounted for 5.4 points of the growth. Offsetting the increase in net premiums earned was a decline in assumed premium from a reinsurance arrangement involving primarily physical damage coverage on trucks, which amounted to 4.5 points. This decrease occurred because the company with whom we had the agreement elected to exit the business.

          The loss and LAE ratio for the first six months of 2004 increased 7.8 points to 59.7% compared to 51.9% for the first six months of 2003, reflecting an unusually low loss and LAE ratio in 2003 as a result of favorable frequency and severity experience in 2003 coupled with the realization in 2003 of rate increases secured in preceding periods as well as $2.0 million (3.5%) of favorable development of losses that occurred in prior years.

          The underwriting expense ratio for the first six months of 2004 improved 4.0 points to 21.7% compared to 25.7% for the first six months of 2003. Assessments against captive members in our alternative risk transfer operations for losses in excess of their retained losses contributed approximately 1.3 points of the 4.0 point decrease. The remaining improvement resulted from our fixed expenses increasing at a slower rate than the net earned premium growth.

          Year Ended December 31, 2003 compared to December 31, 2002. Our net earned premiums increased $39.0 million (44.7%) to $126.4 million in 2003 compared to $87.4 million in 2002. New insureds in our alternative risk transfer operations accounted for 15.9 points of the growth. Also favorably impacting the growth in net earned premiums was additional assumed premium from a new reinsurance arrangement involving primarily physical damage coverage on trucks, which accounted for 12.9 points of the growth, and increased rates on renewed policies and premium from new business in our transportation business, which accounted for 10.5 points of the growth.

          The loss and LAE ratio for 2003 decreased 8.6 points to 54.4% compared to 63.0% for 2002, reflecting an unusually low loss and LAE ratio in 2003 as a result of favorable frequency and severity experience in 2003, the realization in 2003 of rate increases secured in preceding periods as well as $3.7 million (2.9%) of favorable development of losses that occurred in prior years.

          The underwriting expense ratio for 2003 improved 2.4 points to 25.9% compared to 28.3% for 2002 because our fixed expenses increased at a slower rate than the net earned premium growth.

          Year Ended December 31, 2002 compared to December 31, 2001. Our net earned premiums increased $15.1 million (20.9%) to $87.4 million in 2002 compared to $72.3 million in 2001. New insureds in our alternative risk transfer operations accounted for 11.5 points of the growth. Also favorably impacting the growth in net earned premiums was our transportation business, which accounted for 5.4 points of the growth due to both increased rates on renewed policies and premium from new business.

          The loss and LAE ratio for 2002 decreased 9.7 points to 63.0% compared to 72.7% for 2001. In 2001, we experienced high losses during the start up of our new truck insurance product, which contributed approximately 4.7 points to the loss ratio. Unfavorable development from prior year losses of $2.5 million, partially due to increased LAE reserves to reflect actuarial indications for all of our transportation products, contributed 3.5 points to the loss ratio in 2001. In addition, 2002 reflected the realization of rate increases secured in preceding periods.

          The underwriting expense ratio for 2002 improved 1.9 points to 28.3% compared to 30.2% for 2001. Expenses decreased due primarily to lower net commission expense, which accounted for approximately 2.0 points, and rental income related to our headquarters building, which accounted for 0.8 points, offset by fixed expenses related to investment in our infrastructure, which increased at a higher rate than the revenue growth.

Investment Income

          Six Months Ended June 30, 2004 compared to June 30, 2003. Net investment income increased $1.2 million (47.5%) to $3.8 million in the first six months of 2004 compared to the same period in 2003, due primarily to a 47.3% increase in average cash and invested assets. The growth in cash and invested assets reflected the growth in premiums written and the proceeds from borrowing $15.5 million in May 2003.

          Year Ended December 31, 2003 compared to December 31, 2002. Net investment income increased $1.3 million (27.9%) to $5.8 million in 2003 compared to 2002, due primarily to a 40.7% increase in average cash and invested assets offset by an approximate 0.3% decline in the investment yield during 2003 due to decreased interest rates. The growth in cash and invested assets reflected the growth in premiums written and the proceeds from borrowing $15.5 million in May 2003.

          Year Ended December 31, 2002 compared to December 31, 2001. Net investment income increased $0.8 million (21.2%) to $4.5 million in 2002 compared to 2001 due primarily to a 29.1% increase in average cash and invested assets offset by an approximate 0.3% decline in the investment yield earned during 2002 due to decreased interest rates. The growth in average cash and invested assets reflected the growth in premiums written.

Realized Gains (Losses) on Investments

          Six Months Ended June 30, 2004 compared to June 30, 2003. Net realized gains of $1.2 million for the first six months of 2004 were 21.3% below those for the first six months of 2003 and reflect the sale of individual equities that were reinvested in exchange traded funds. During 2004, we changed the investment strategy for our equity portfolio to primarily an exchange traded funds strategy with exposures to domestic indexes such as the S&P 500, Dow Jones Industrial Average and various international indexes. The gains in 2003 were due primarily to sales of fixed income securities.

          Year Ended December 31, 2003 compared to December 31, 2002. Net realized gains were $1.5 million in 2003 compared to losses of $0.4 million in 2002. The net gains in 2003 were due primarily to sales of fixed income securities. The net losses in 2002 included provisions for other-than-temporary impairments of $0.4 million that were not present in 2003.

          Year Ended December 31, 2002 compared to December 31, 2001. Net realized losses were $0.4 million in 2002 compared to net realized gains of $0.5 million in 2001. The losses in 2002 included provisions for other-than-temporary impairments of $0.4 million that were not present in 2001.

Other Operating and General Expenses

          Other operating and general expenses increased approximately 19.3% during the first six months of 2004 compared to the first six months of 2003, 24.6% during 2003 and 63.8% during 2002 reflecting the continuing growth in our business and the continued investment in the infrastructure, particularly information technology, required to support our growing business.

Interest Expense

          Six Months Ended June 30, 2004 compared to June 30, 2003. Interest expense for the first six months of 2004 increased to $1.0 million compared to $0.2 million for the first six months of 2003 reflecting the issuance of the $15.5 million junior subordinated debt in May 2003.

          Year Ended December 31, 2003 compared to December 31, 2002. Interest expense increased to $1.0 million for 2003 compared to $0.2 million in 2002 reflecting the issuance of the $15.5 million junior subordinated debt in May 2003.

          Year Ended December 31, 2002 compared to December 31, 2001. Interest expense of $0.2 million for 2002 decreased compared to $0.3 million in 2001 due to lower interest rates and less debt outstanding.

Income Taxes

          Our effective tax rate was 36.2% in 2003, 28.1% in 2002 and 28.7% in 2001. Differences in the effective tax rates are primarily due to the effect of tax exempt investment income and adjustments to the reserve for income taxes related to exposure items. See Note 8 to our audited consolidated financial statements for further analysis of items affecting our effective tax rate.

Liquidity and Capital Resources

          Capital Ratios. The National Association of Insurance Commissioners’ model law for risk based capital (“RBC”) provides formulas to determine the amount of capital that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. At December 31, 2003, the capital ratios of all our insurance companies substantially exceeded the RBC requirements.

          Sources of Funds. We are organized as a holding company. All of our business operations are conducted by our subsidiaries including our insurance company subsidiaries. Accordingly, we will have continuing cash needs for administrative expenses, the payment of principal and interest on borrowings, shareholder dividends and taxes. Funds to meet these obligations will come primarily from dividend and tax payments from our insurance company subsidiaries and from our line of credit.

          Under the state insurance laws, dividends and capital distributions from our insurance companies are subject to restrictions relating to statutory surplus and earnings. The maximum dividends that our insurance companies could pay to us without seeking regulatory approval were $13.7 million, $4.9 million and $0.6 million in the years ended December 31, 2004, 2003 and 2002, respectively. During the six months ended June 30, 2004 and the years ended December 31, 2003 and 2002, our insurance subsidiaries paid $2.1 million, $3.0 million, and $0, respectively, in dividends without the need for regulatory approval. See “Regulation.”

          Under tax allocation and cost sharing agreements among National Interstate Corporation and our subsidiaries, taxes and expenses are allocated among the entities. Under our financial reporting policy, the federal income tax provision of individual subsidiaries is computed as if the subsidiary filed a separate tax return. The resulting provision (or credit) is currently payable to (or receivable from) National Interstate Corporation.

          In May 2003, we purchased the outstanding common equity of a business trust that issued mandatorily redeemable preferred capital securities. The trust used the proceeds from the issuance of its capital securities and common equity to buy $15.5 million of debentures issued by us. These debentures are the trust’s only assets and mature in 2033. The interest rate is equal to the three-month LIBOR (1.61% at June 30, 2004 and 1.17% at December 31, 2003) plus 420 basis points with interest payments due quarterly. Payments from the debentures finance the distributions paid on the capital securities. We have the right to redeem the debentures, in whole or in part, on or after May 23, 2008.

          We also have a $2.0 million line of credit (unused at June 30, 2004) that bears interest at the lending institution’s prime rate (4.00% at June 30, 2004, 4.00% at December 31, 2003 and 4.25% at December 31, 2002) less 50 basis points and requires an annual commitment fee of $1,000. In accordance with the terms of the line of credit agreement, interest payments are due monthly and the principal balance is due upon demand.

          We have a term loan that is governed by a four-year, unsecured term loan agreement, that was executed in August 2002. The note was originally issued for $5.0 million and bears interest at the lender’s prime rate (4.00% at June 30, 2004 and 4.00% at December 31, 2003) less 50 basis points. Payments on the note are due in monthly principal installments of $104,000 plus interest. The term loan agreement contains certain customary covenants for a term loan of this nature including covenants relating to delivery of financial statements, maintenance of insurance, payment of taxes, corporate existence, compliance with laws, maintenance of financial ratios, absence of liens and mergers and liquidations. At June 30, 2004 and December 31, 2003, we were in compliance with all of our loan covenants.

          We also have a $15.0 million promissory note payable to Great American Insurance Company, our majority shareholder, that is governed by a five-year, unsecured note that we executed in June 2004 in order to fund our growth. The note was issued at a fixed interest rate of 7.0% with interest only payments due quarterly. The principal is due June 2009 and may be paid in advance without a prepayment penalty.

          Our insurance subsidiaries generate liquidity primarily by collecting and investing premiums in advance of paying claims. For the six months ended June 30, 2004 and June 30, 2003 and for the years ended December 31, 2003, 2002 and 2001, we generated consolidated cash flow from operations of approximately $25.3 million, $16.9 million, $45.4 million, $29.0 million and $24.7 million, respectively.

          A portion of the net proceeds from this offering will be used to repay the $15.0 million promissory note to Great American Insurance Company. We believe that the remaining net proceeds, funds generated from operations, including dividends, and funds available under our line of credit will provide sufficient resources to meet our liquidity requirements for at least the next 12 months. However, if these funds are insufficient to meet fixed charges in any period, we would be required to generate cash through additional borrowings, sale of assets, or similar transactions. Since our ability to meet our obligations in the long term (beyond a 12-month period) is dependent upon factors such as market changes, insurance regulatory changes and economic conditions, no assurance can be given that the available net cash flow will be sufficient to meet our operating needs.

          Effects of Inflation. We do not believe that inflation has had a material effect on our consolidated results of operations, except insofar as inflation may affect interest rates and claim costs. See “Risk Factors — Market fluctuations and changes in interest rates can have significant and negative effects on our investment portfolio.”

Investments

          At June 30, 2004, our investment portfolio contained $165.9 million in fixed maturity securities and $13.5 million in equity securities, all carried at market value with unrealized gains and losses reported as a separate component of shareholders’ equity on an after-tax basis. At June 30, 2004, we had pretax net unrealized losses of $1.6 million on fixed maturities and a pretax unrealized loss of $19,000 on equity securities. Effective May 2004, our entire portfolio is managed internally. Prior to May 2004, a large portion of our equity portfolio was managed by a third party manager with a strategy of identifying individual equity investments. In the second quarter of 2004, we changed the investment strategy for our equity portfolio to primarily an exchange traded fund, or ETF, strategy with exposures to domestic indexes such as the S&P 500, Russell 2000, Dow Jones Industrial Average and various international indexes for the stock portion of our portfolio.

          At June 30, 2004, 99.6% of the fixed maturities in our portfolio were rated “investment grade” (credit rating of AAA to BBB) by Standard & Poor’s Corporation. Investment grade securities generally bear lower yields and lower degrees of risk than those that are unrated or non-investment grade.

          Summary information for securities with unrealized gains on our balance sheet at June 30, 2004 and for those with unrealized losses at that date follows:

	Securities with	Securities with
	Unrealized	Unrealized
	Gains	Losses

	(Dollars in thousands)
Fixed Maturities:
Market value of securities	$45,120	$120,755
Amortized cost of securities	44,190	123,296
Gross unrealized gain or loss	930	2,541
Market value as a % of amortized cost	102.1%	97.9%
Number of security positions held	76	121
Number individually exceeding $50,000 gain or loss	1	15
Concentration of gains or losses by type or industry
U.S. Government and government agencies and authorities	$236	$1,977
States, municipalities and political subdivisions	351	134
Banks, insurance and brokers	150	357
Electric services	16	—
Telephone communications	23	—
Industrial and other	154	73
Percentage rated investment grade(1)	98.6%	100.0%
Equity Securities:
Market value of securities	$7,874	$5,150
Cost of securities	7,582	5,461
Gross unrealized gain or loss	292	311
Market value as a % of cost	103.9%	94.3%
Number individually exceeding $50,000 gain or loss	—	—

(1)	Investment grade of AAA to BBB by Standard & Poor’s Corporation.

          The table below sets forth the scheduled maturities of fixed maturity securities at June 30, 2004 based on their market values:

	Securities with	Securities with
	Unrealized	Unrealized
	Gains	Losses

Maturity:
One year or less	4.4%	0.2%
After one year through five years	41.9%	10.3%
After five years through ten years	41.0%	71.7%
After ten years	12.7%	17.8%

	100.0%	100.0%

          We realized aggregate losses of $169,474 during the first six months of 2004 on $12.7 million of sales of fixed maturity securities (14 issues; 13 issuers) that had unrealized losses at December 31, 2003 of $0.2 million. The market values of five of the securities increased an aggregate of $0.1 million from December 31, 2003 to the date of sale. Six of the securities decreased in value by a total of $50,806. The table below summarizes the unrealized gains and losses on fixed maturities and equity securities by dollar amount:

	At June 30, 2004

	Aggregate	Aggregate	Market Value
	Market	Unrealized	as % of
	Value	Gain (Loss)	Cost Basis

	(Dollars in thousands)
Fixed Maturities:
Securities with unrealized gains:
Exceeding $50,000 and for:
Less than one year (0 issues)	$—	$—
More than one year (1 issue)	1,097	56	105.4%
Less than $50,000 (75 issues)	44,023	874	102.0%

	$45,120	$930	102.1%

Securities with unrealized losses:
Exceeding $50,000 and for:
Less than one year (9 issues)	$20,366	$(632)	97.0%
More than one year (6 issues)	5,606	(398)	93.4%
Less than $50,000 (106 issues)	94,783	(1,511)	98.4%

	$120,755	$(2,541)	97.9%

Equity Securities:
Securities with unrealized gains:
Exceeding $50,000 and for:
Less than one year (0 issues)	$—	$—
More than one year (0 issues)	—	—
Less than $50,000 (27 issues)	7,874	292	103.9%

	$7,874	$292	103.9%

Securities with unrealized losses:
Exceeding $50,000 and for:
Less than one year (0 issues)	$—	$—
More than one year (0 issues)	—	—
Less than $50,000 (21 issues)	5,150	(311)	94.3%

	$5,150	$(311)	94.3%

          Net realized gains (losses) on securities sold and charges for “other-than-temporary” impairment on securities held were as follows:

	Net Realized	Charges
	Gains (Losses)	for
	on Sales	Impairment	Total

	(Dollars in thousands)
Six months ended:
June 30, 2004	$1,156	$—	$1,156
Year ended:
December 31, 2003	1,540	(11)	1,529
December 31, 2002	40	(426)	(386)
December 31, 2001	469	—	469

Off-Balance Sheet Items

          We do not have any off-balance sheet arrangements (as such term is defined in applicable Securities and Exchange Commission rules) that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Uncertainties

          Property and Casualty Insurance Reserves. Liabilities for the costs of losses and loss adjustment expenses for both reported and unreported claims are estimated based on historic data adjusted for changes in loss cost trends, underwriting standards, policy provisions, product mix and other factors. Estimating the liability for unpaid losses and loss adjustment expenses is inherently judgmental and is influenced by factors that are subject to significant variation. Through the use of analytical reserve development techniques, management monitors items such as the effect of inflation on medical, hospitalization, material repair and replacement costs, general economic trends and the legal environment. Adjustments to reserves are reflected in the results of operations in the periods in which estimates change.

          Exposure to Market Risk. Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. Our exposures to market risk relate primarily to our investment portfolio which is exposed to interest rate risk and, to a lesser extent, equity price risk. We have not entered, and do not plan to enter, into any derivative financial instruments for trading or speculative purposes.

          Fixed Maturity Portfolio. We also have exposure to credit risk as a holder of fixed income securities. We attempt to manage our credit risk through issuer and industry diversification. We regularly monitor our overall investment results and review compliance with our investment objectives and guidelines to reduce our credit risk. The fair value of our fixed maturity portfolio is also impacted by changes in interest rates. Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our fixed maturity portfolio is comprised of substantially all fixed rate investments with primarily short-term and intermediate-term maturities. We believe this practice allows us to be flexible in reacting to fluctuations of interest rates. We manage the portfolios of our insurance companies to attempt to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet policyholder obligations. We invest in an evolving mix of traditional fixed income and variable rate notes, including step-up rate and range notes, in our fixed maturity portfolio to capture what we believe are adequate risk-adjusted returns in an evolving investment environment.

          The following table provides information about our fixed maturity investments that are sensitive to interest rate risk. The table shows expected principal cash flows and related weighted average interest rates by expected maturity date for each of the five subsequent years and collectively for all years thereafter. We include callable bonds and notes based on call date or maturity date depending upon which date produces the most conservative yield. Actual cash flows may differ from those expected.

	June 30, 2004		December 31, 2003		December 31, 2002

	Principal		Principal		Principal
Year	Cash Flows	Rate	Cash Flows	Rate	Cash Flows	Rate

	(Dollars in thousands)
Remainder of current year	$5,150	5.1%	N/A		N/A
Subsequent calendar year	13,625	4.5%	$14,325	5.1%	$11,825	6.1%
2nd subsequent calendar year	5,560	4.7%	16,125	4.5%	10,675	6.2%
3rd subsequent calendar year	10,930	4.6%	10,590	5.1%	9,246	6.5%
4th subsequent calendar year	8,158	5.0%	10,930	5.3%	7,155	6.0%
5th subsequent calendar year	22,859	5.0%	12,398	5.1%	9,015	6.5%
Thereafter	100,586	5.2%	61,075	5.5%	33,272	5.6%

Total	$166,868	5.0%	$125,443	5.2%	$81,188	6.0%

Fair value	$165,875		$128,882		$84,433

          Equity Risk. Equity risk is the risk that we will incur economic losses due to adverse changes in the prices of equity securities in our investment portfolio. Our exposure to changes in equity prices primarily results from our holdings of common stock and other equities. As of June 30, 2004, approximately 7.5% of our investment portfolio (excluding cash and cash equivalents) was invested in equity securities. We continuously evaluate market conditions regarding equity securities. We manage equity price risk primarily through industry and issuer diversification and asset allocation techniques. We currently are adding to our exchange traded funds portfolio while reducing our portfolio of individual equity securities.

          Other Credit Risk. We are also subject to credit risks with respect to our third party reinsurers. Although reinsurers are liable to us to the extent we cede risks to them, we are ultimately liable to our policyholders on all these risks. As a result, reinsurance does not limit our ultimate obligation to pay claims to policyholders and we may not be able to recover claims made to our reinsurers. We manage this credit risk by selecting what we believe to be quality reinsurers, closely monitoring their financial condition and timely billing and collecting amounts due.

Contractual Obligations

          The following table summarizes our long-term contractual obligations as of December 31, 2003:

	Payment Due by Period

		Less than			More than
Contractual Obligations:	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(Dollars in thousands)
Long-term debt obligations	$18,901	$1,250	$2,187	$—	$15,464
Operating lease obligations	912	213	561	138	—

Total	$19,813	$1,463	$2,748	$138	$15,464

          Our $15.0 million promissory note payable to Great American Insurance Company, our majority shareholder, executed in June 2004 and due June 2009 is not included in the above table. We intend to use a portion of the net proceeds from the offering to repay this note in full. Our balance sheet at December 31, 2003 includes estimated liabilities from claims and benefits payable of $123.8 million related to our insurance operations. These obligations are not reflected in the table above because the amounts payable and timing of the payments are not set contractually. During the past ten years, approximately one-third of our claims have been paid within one year, an additional 40% are paid in years two and three, 15% are paid in years four and five and the balance is paid after year five. We had no material contractual purchase obligations or other long-term liabilities at December 31, 2003.

BUSINESS

Overview

          We are a specialty property and casualty insurance company with a niche orientation and a focus on the transportation industry. Founded in 1989, we have had an uninterrupted record of profitability in every year since 1990, our first full year of operation. We have also reported an underwriting profit in 13 of the 15 years we have been in business. Since inception, we have grown shareholders’ equity at a compounded annual growth rate of 31.1% to $58.6 million at June 30, 2004 while retiring or repurchasing 24.9% of our original share issue. We have grown our fully diluted net income per share from $0.13 in 1999 to $1.29 in 2003 (representing a compounded annual growth rate of 77.5%) and our shareholders’ equity per share from $0.94 at December 31, 1999 to $3.90 at June 30, 2004 (representing a compounded annual growth rate of 37.2%). For the twelve-month period ended June 30, 2004, we had gross written premiums (direct and assumed) of $219.5 million and net income of $21.0 million.

          We believe that we are the second largest writer of insurance for the passenger transportation industry in the United States. We focus on niche insurance markets where we offer insurance products designed to meet the unique needs of targeted insurance buyers that we believe are underserved by the insurance industry. We believe these niche markets typically are too small, too remote or too difficult to attract or sustain most competitors. Examples of products that we write for these markets include traditional property and casualty insurance for transportation companies (48.7% of 2003 gross written premiums), group captive programs for transportation companies that we refer to as our alternative risk transfer operations (27.8%), specialty personal lines, primarily recreational vehicle coverage (11.7%) and transportation and general commercial insurance in Hawaii (11.0%). We are licensed to operate in all 50 states, the District of Columbia and the Cayman Islands.

          We offer our products through multiple distribution channels including through independent agents and brokers, through affiliated agencies and via the Internet. We believe that our ability to develop and implement multiple distribution strategies to market our products enhances our ability to deliver a diversified product mix to our niche markets.

          We believe that our specialty insurance product focus and niche market strategy have enabled us to outperform the property and casualty industry as a whole. For example, based on statutory financial data, we have outperformed the industry each year since 1990 and our average combined ratio calculated as an unweighted average, was more than 14 percentage points better than the property and casualty industry as a whole since 1990 (our first full year in business). The combined ratio of an insurance company is generally viewed as an indication of underwriting profitability and is calculated by adding the underwriting expense ratio and the loss and loss adjustment expense ratio. Under statutory accounting principles, the underwriting expense ratio is the ratio of underwriting expenses to net premiums written, while the loss and loss adjustment expense ratio is the ratio of incurred losses and loss adjustment expenses to premiums earned.

          The following table sets forth our consolidated shareholders’ equity, net income and return on equity (computed in accordance with accounting principles generally accepted in the United States) for each of the full years that we have been in operation and the six months ended June 30, 2004, as well as our statutory combined ratio and the statutory combined ratio for the property and casualty industry as a whole. We have not issued any equity securities (other than options for common shares) since our initial year of operation, and as of June 30, 2004, we had retired or repurchased 4,975,800 shares (24.9% of our original share issue) to manage our capital and provide liquidity to our shareholders.

	National Interstate

									Favorable
		Shareholders’ Equity							Difference
		Per Share				Return on		Industry	in
						Average	Statutory	Statutory	Statutory
	Shareholders’			%	Net	Shareholders’	Combined	Combined	Combined
At or for the Year Ended	Equity	$ Amount		Change	Income	Equity(1)	Ratio(2)	Ratio(3)	Ratio

	(Dollars in thousands,
	except per share data)
1990	$86	$0.00	(4)		$48	77.4%	95.2%	109.6%	14.4%
1991	1,378	0.07		1527.9%	1,292	176.5%	95.0%	108.8%	13.9%
1992	3,627	0.18		157.1%	2,233	89.2%	92.1%	115.7%	23.7%
1993	6,109	0.31		72.2%	2,412	49.5%	96.9%	106.9%	9.9%
1994	7,797	0.39		25.8%	2,798	40.2%	98.8%	108.4%	9.5%
1995	11,394	0.57		46.2%	2,455	25.6%	99.4%	106.4%	6.9%
1996	13,633	0.70		22.8%	3,112	24.9%	83.1%	105.8%	22.8%
1997	16,409	0.85		21.4%	2,775	18.5%	87.3%	101.6%	14.3%
1998	18,887	0.98		15.3%	2,147	12.2%	95.7%	106.0%	10.3%
1999	16,471	0.94		(4.1)%	2,537	14.4%	97.0%	108.0%	11.1%
2000	21,957	1.25		33.0%	4,475	23.3%	91.8%	110.4%	18.6%
2001	23,198	1.32		5.6%	1,208	5.4%	103.4%	115.9%	12.5%
2002	29,932	1.99		50.8%	8,288	31.2%	90.8%	107.4%	16.6%
2003	49,680	3.31		66.3%	19,844	49.9%	81.7%	100.1%	18.4%
At or for the six months ended June 30, 2004	58,586	3.90		17.8%	11,765	39.2%	76.7%

(1)	The ratio of net income to the average of the shareholders’ equity at the beginning and end of the period.

(2)	Statutory combined ratio of National Interstate Insurance Company represents the sum of the following ratios: (1) losses and loss adjustment expenses incurred as a percentage of net earned premium and (2) underwriting expenses incurred as a percentage of net written premiums.

(3)	Ratios are derived from A.M. Best Company’s report “2004 Best’s Aggregates & Averages — Property/ Casualty.”

(4)	Calculated based on shareholders’ equity of $86 divided by 20 million shares, which equals $0.0043 per share.

Our Strategy

          We focus on generating underwriting profits by offering what we believe are innovative insurance products, services and programs not generally available in the standard insurance marketplace. One of our objectives is to create and sustain superior returns for our shareholders. We have developed certain strategies that we believe help us achieve our objectives, including:

•	Maintaining an Emphasis on Underwriting Profit. Since our inception, we have priced all of our insurance products with the expectation of generating four or more percentage points of underwriting profit, or a combined ratio no higher than 96.0%. We believe we have demonstrated our ability to execute on opportunities while exercising underwriting judgment and discipline. We also maintain a clear separation between the underwriting and pricing function and our sales organization.

•	Growing Opportunistically. We seek new product opportunities that involve a specialized need or “niche” in the market. We generally will not compete with larger, more diversified insurers without enjoying what we believe to be a definite product or service advantage. We have added new products primarily through the extension of existing product lines or by acquiring the requisite product expertise. We have added four new product lines since 2001. Growth in each new product line must be consistent with our level of expertise and must meet our minimum size and profit margin requirements within a prescribed time frame. We strive to invest our capital and management resources in new lines of insurance that can achieve at least $0.5 million in underwriting or fee income and an annual rate of return on investment of at least 15.0% plus inflation within three years. An example of a relatively new product that must meet these criteria is the companion personal automobile product we began offering our RV policyholders in 2003. We also will hold our new personal watercraft product that we intend to introduce during the fourth quarter of 2004 to these performance criteria.

•	Employing Multiple Distribution Strategies. We employ multiple distribution methods to market our products, including independent agents and brokers, agents employed by our wholly-owned agency subsidiaries and via the Internet. We operate three wholly-owned insurance agencies, which generated $30.3 million and $32.2 million of gross written premiums during the six months ended June 30, 2004 and during the year ended December 31, 2003, respectively. In some cases, our distribution sources may focus on specific products although in many cases, we use multiple distribution strategies to market the same product.

•	Managing All Facets of the Insurance Transaction through Vertical Integration. We attempt to manage all facets of the insurance transaction with our own personnel, rather than employing unaffiliated third parties for insurance company functions. Management believes that by using National Interstate personnel exclusively for product design, underwriting, policy processing, billing, marketing, claims adjustment and investments, rather than using unaffiliated third parties, we can provide a superior level of service, oversight and accountability. We do not enter into managing general agency agreements unless we own or control the service provider.

Our Competitive Strengths

          We believe that we have several characteristics that distinguish us from our competitors, including:

•	Product Management Organization. We believe we have a competitive advantage in our major lines of business as a result, in part, of our product management focus. Each of our product lines is headed by a manager solely responsible for achieving that product line’s planned results. We believe that the use of a product management organization provides the focus required to successfully offer and manage a diverse set of product lines. For example, we are willing to design custom insurance programs, such as unique billing plans and deductibles, for our large transportation customers based on their needs. Our claims, accounting, information technology and other support functions are organized to align their resources with specific product line initiatives and needs.

•	Experienced Management Team and Well-Trained Employees. Our executive officers have extensive experience in the specialty insurance business and our founder, Chairman and President, Alan Spachman, has 20 years of experience in the specialty insurance industry. Our top five executives have an average of over 20 years of experience in the insurance industry. We have a strategy of recruiting professional employees who have little or no insurance industry experience prior to their employment with us. We strive to develop the talent of these employees by enhancing their technical knowledge through a sequence of increasingly demanding assignments and on-the-job training. We refer to this approach to professional development as our Career Track program and we believe it has provided and will continue to provide management professionals necessary to support our growth objectives.

•	Incentive Based Compensation. All of our employees participate in an incentive based compensation program. Historically, over 90% of our employees have participated in an annual bonus program based on underwriting profit and growth targets where no incentive compensation is earned unless we generate an underwriting profit. Individual annual incentive compensation for product managers and their staffs are heavily weighted by the underwriting profitability of their product line. All underwriting profit-based incentive compensation is paid out over three or more years to allow for adjustments in claims development. All of our officers are eligible to participate in a long-term, stock based incentive compensation program. These management compensation programs are intended to align management and shareholder interests.

•	Specialized Claims Expertise and Conservative Reserving. We have invested substantial resources in our claims management infrastructure and in the training and development of our staff adjusters to provide policyholders with timely and accurate claims processing. We currently employ approximately 60 full-time employees in our claims department. We believe that the use of our in-house claims staff results in greater customer satisfaction and improved results, compared to companies that rely upon independent adjusters who are unfamiliar with the specialized products they underwrite. In 2003, 100% of our liability claims were settled by our internal claims staff, with more than 48% of all claims settled within 30 days of notification. We believe our disciplined approach to the claims process has been a key contributor to our success and diversification efforts. All potentially significant claims are subject to a rigorous review process involving the adjuster, claims management and executive management. We do not delegate liability settlement authority to third party claims administrators. We seek to establish all reserves at the maximum probable exposure based on our historical claims experience and we monitor IBNR reserves monthly with financial management and quarterly with an actuary from Great American Insurance Company.

•	Excellent Ratings. Our insurance subsidiaries are rated “A” (Excellent) by A.M. Best, the third highest rating of A.M. Best’s 16 rating categories. This is a recent change from our previous rating of “A-” which we held from 1995 until our recent upgrade in June 2004. A.M. Best’s ratings are based upon factors of concern to policyholders and are not directed to the protection of investors.

Our Products

          We offer 17 product lines in the specialty property and casualty insurance market, which we group into four general business components (transportation, alternative risk transfer, specialty personal lines and Hawaii) based on either class of business, insureds’ risk participation or geographic location. The following table sets forth an analysis of gross premiums written by business component during the periods indicated:

	Six Months Ended June 30,				Year Ended December 31,

	2004		2003		2003		2002		2001

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Transportation	$51,714	34.6%	$47,289	40.3%	$91,306	48.7%	$58,697	48.2%	$53,556	54.5%
Alternative Risk Transfer	62,836	42.1%	46,914	39.9%	52,051	27.8%	24,263	19.9%	9,973	10.2%
Specialty Personal Lines	20,428	13.7%	11,599	9.9%	21,928	11.7%	18,212	15.0%	16,349	16.7%
Hawaii	12,120	8.1%	11,250	9.6%	20,655	11.0%	18,808	15.4%	16,967	17.3%
Other	2,307	1.5%	383	0.3%	1,621	0.8%	1,767	1.5%	1,287	1.3%

Total	$149,405	100.0%	$117,435	100.0%	$187,561	100.0%	$121,747	100.0%	$98,132	100.0%

          Transportation. We believe that we are the second largest writer of insurance for the passenger transportation industry in the United States. In our transportation component, we underwrite commercial auto liability, general liability, physical damage and motor truck cargo coverages for truck and passenger operators. Passenger transportation operators include charter and tour bus companies, municipal transit systems, school transportation contractors, limousine companies and inter-city bus services. We also assume all of the net risk related to policies for transportation risks underwritten by us and issued by Great American Insurance Company, our majority shareholder.

          Alternative Risk Transfer. We also underwrite, market and distribute alternative insurance products, also known as captives, to truck and passenger transportation operators. Group captives are insurance or reinsurance companies that are owned or “rented” by the participants in the group captive insurance program. Program participants share in the underwriting profits or losses and the investment results associated with the risks being insured by the captive insurance company. Participants in these programs typically are interested in the improved risk control, increased participation in the claims settlement process and asset investment features associated with a captive insurance program.

          We entered the alternative risk financing market in December of 1995 through an arrangement with an established captive insurance consultant. Together, we created what we believe was the first homogeneous, member-owned group captive insurance program, known as TRAX Insurance, Ltd., for passenger transportation operators. Since 1996, we have established three additional transportation group captives, Calypso for passenger transportation risks, and Voyager and Venture for commercial truck operators. As of June 30, 2004, we insured more than 100 transportation companies in group captive insurance programs. We also have partnered with insureds and agents in captive programs, whereby the insured or agent shares in underwriting results and investment income with our Cayman Islands-based reinsurance subsidiary. Our role in the captive programs is to underwrite the coverages, issue the policies and to act as a reinsurer of the risks. Our affiliated broker frequently serves as the insured’s broker in placing business with our captive insurance programs. We do not provide management services to, or participate in the management or operation of, member-owned captives not affiliated with us. Where participants “rent” a captive program from us, we manage and operate the captive.

          The following chart is an explanation of a captive insurance program. This chart is for illustrative purposes only as each of our captive programs has unique characteristics.

(1)	Policyholder and member/owner of the captive insurance company. Applications submitted by authorized agents and brokers.

(2)	Contracts for risk management and safety program consulting services to program participants.

(3)	Claimant receives payment in settlement of the covered claim from NIIC.

(4)	Profits generated by the underwriting or investment activities of the captive reinsurer are returned to members in the form of dividends/distributions.

          Specialty Personal Lines. We entered the specialty personal lines insurance market with the introduction of a specialty recreational vehicle, or RV, insurance program in 1996. We believe our products differ from those offered by traditional personal auto insurers because we offer coverages written specifically for RV owners, including those who live in their RV full-time. We offer coverage for campsite liability, vehicle replacement coverage and coverage for trailers, golf carts and campsite storage facilities. In addition to our RV product, we also offer companion personal auto coverage to RV policyholders. This product covers the automobiles owned by our insured RV policyholders. One feature of our companion auto product that we believe is not generally available from other insurers is the application of a single deductible when an insured RV and the insured companion auto being towed are both damaged in an accident. We also assume all of the net risk related to policies for recreational vehicle risks underwritten by us and issued by Great American Insurance Company, our majority shareholder. Another specialty product that we recently began offering in 2003 is a nationwide fee-based flood insurance program through the Federal Emergency Management Agency (FEMA). We are appointed by FEMA to act as an insurer under the National Flood Insurance Program. We receive a portion of the premium for underwriting and administration of the government’s premium rates and policy forms. FEMA reinsures all of our flood peril exposure. Additionally, we intend to introduce a new personal watercraft product in the specialty personal lines insurance market in 35 states during the fourth quarter of 2004.

          Hawaii. We entered the Hawaii insurance market in 1996 following the withdrawal of Pacific Insurance, Ltd., a major insurance provider in that market. We entered the Hawaii market by employing several of the employees and assuming the agency relationships left by Pacific Insurance, Ltd. Since 1996, we believe that we have become the leading writer of transportation insurance in Hawaii. We also provide general commercial insurance to Hawaiian small businesses and write auto physical damage insurance for Hawaiian police officers through an arrangement with their union.

Geographic Concentration

          The following table sets forth the geographic distribution of our direct written premiums for the periods indicated:

	Six Months Ended June 30,				Year Ended December 31,

	2004		2003		2003		2002		2001

		Percent of		Percent of		Percent of		Percent of		Percent of
	Volume	Total	Volume	Total	Volume	Total	Volume	Total	Volume	Total

	(Dollars in thousands)
California	$23,113	16.5%	$13,907	13.7%	$18,850	11.6%	$7,651	7.1%	$8,525	9.9%
Hawaii	12,651	9.0%	12,034	11.9%	21,489	13.2%	18,806	17.3%	16,967	19.6%
North Carolina	8,879	6.3%	7,598	7.5%	10,740	6.6%	6,005	5.5%	3,173	3.7%
Florida	7,926	5.7%	5,563	5.5%	10,227	6.3%	7,216	6.7%	6,383	7.4%
Texas	6,755	4.8%	5,611	5.5%	7,192	4.4%	4,101	3.8%	217	0.3%
Ohio	5,896	4.2%	5,478	5.4%	7,568	4.7%	4,811	4.4%	3,786	4.4%
Pennsylvania	5,408	3.9%	4,774	4.7%	8,172	5.0%	5,613	5.2%	2,056	2.4%
All other states	69,643	49.6%	46,565	45.8%	78,021	48.2%	54,233	50.0%	45,367	52.3%

Total	$140,271	100.0%	$101,530	100.0%	$162,259	100.0%	$108,436	100.0%	$86,474	100.0%

Concentration by Statutory Line

          The following table sets forth our direct written premiums by statutory line for the periods indicated:

	Six Months Ended June 30,				Year Ended December 31,

	2004		2003		2003		2002		2001

		Percent of		Percent of		Percent of		Percent of		Percent of
	Volume	Total	Volume	Total	Volume	Total	Volume	Total	Volume	Total

	(Dollars in thousands)
Auto and other liability	$77,973	55.6%	$63,133	62.1%	$102,148	63.0%	$73,620	68.0%	$57,820	66.8%
Auto physical damage	33,592	23.9%	20,162	19.9%	36,552	22.5%	28,241	26.0%	23,509	27.2%
Workers’ compensation	26,221	18.7%	16,153	15.9%	20,333	12.5%	4,484	4.1%	3,860	4.5%
All others	2,485	1.8%	2,082	2.1%	3,226	2.0%	2,091	1.9%	1,285	1.5%

Total	$140,271	100.0%	$101,530	100.0%	$162,259	100.0%	$108,436	100.0%	$86,474	100.0%

Underwriting

          We employ a pricing segmentation approach that makes extensive use of proprietary data and pricing models. Our pricing strategy enables our product managers to change the rate structure by evaluating detailed policyholder information, such as loss experience based on driver characteristics, financial responsibility scores (where legally permissible) and the make/model of vehicles. This pricing segmentation approach differs by product line and requires extensive involvement of product managers, who are responsible for the underwriting profitability of a specific product line with direct oversight of product design and rate level structure by our most senior managers. Individual product managers work closely with our pricing and database managers to generate rate level indications and other relevant data. We use this data coupled with the actuarial loss costs from the Insurance Services Office, an insurance industry advisory service organization, as a benchmark in the formulation of pricing for our products. We believe the quality of our proprietary data combined with our rigorous approach has permitted us to respond more quickly than our competitors to adverse trends such as the increased auto liability loss severity experienced since 1999 and to obtain accurate pricing and risk selection for each individual account. We increase premium rates across our product lines when pricing indications require us to do so and upon regulatory approval. We expect to continue to benefit from our approved rate actions.

          Risk selection and pricing decisions are discussed on a weekly basis by product line underwriters and product managers. We believe this group input and deliberation on pricing and risk selection reaffirms our philosophy and underwriting culture, and aids in avoiding unknown exposures. All underwriting files at both our regional and headquarters’ offices are audited by senior management on a regular basis for compliance with our price and risk selection criteria. Product managers are responsible for the underwriting profitability of these risk selection and pricing decisions and the incentive-based portion of their compensation is determined in part on that profitability.

Marketing and Distribution

          We offer our products through multiple distribution channels including independent agents and brokers, through affiliated agencies and via the Internet. We believe that our ability to develop and implement multiple distribution strategies to market our products enhances our ability to deliver a diversified product mix to our niche markets. While not all distribution outlets are used with every product we offer, this strategy often enables us to access a specialty account opportunity multiple times through multiple sources.

          A significant portion of our business is distributed through a large network of brokers and independent agencies. Our commercial lines marketing department is responsible for the distribution and sale of our products through independent and affiliated brokers and appointed agencies. Our broker marketing representatives are responsible for selecting brokers and agents, training them to market and sell our products and monitoring their operations to ensure compliance with our production and profitability standards. We foster our agent and broker relationships by providing Internet applications with inquiry and quoting along with programs and services designed to strengthen and expand their marketing, sales and service capabilities. These Internet-based software applications provide many of our personal lines agents with real-time underwriting, claims and policy information. Our top two independent agents/brokers, AON Risk Services of Sacramento and Family Financial Group, Inc., accounted for an aggregate of 12.6% and 8.5% of our revenues during the six months ended June 30, 2004 and the year ended December 31, 2003, respectively.

          We also market and distribute our products through agencies that establish alternate risk transfer relationships, or group captives, with our Cayman Islands reinsurance subsidiary, Hudson Indemnity, Ltd. These agency captives provide the agent with an exclusive opportunity to represent our products to the agency’s targeted niche customers and provide the agency and National Interstate with what we believe is an attractive opportunity for underwriting profit. In an agency captive program, the participating agents agree to share underwriting risks and investment results with a policy issuing company or its reinsurer.

          We use the Internet to market our specialty personal lines business. Our subsidiary, Explorer RV Insurance Agency, Inc., offers recreational vehicle and other personal lines products, including flood insurance, and, commencing in the fourth quarter of 2004, watercraft policies through advertising and marketing campaigns on the Internet and in publications targeted at RV and boating enthusiasts.

Reinsurance

          We are involved in both the cession and assumption of reinsurance. We reinsure a portion of our business to other insurance companies. Ceding reinsurance permits diversification of our risks and limits our maximum loss arising from large or unusually hazardous risks or catastrophic events. We are subject to credit risk with respect to our reinsurers, because the ceding of risk to a reinsurer generally does not relieve us of liability to our insureds until claims are fully settled. To attempt to mitigate this credit risk, we cede business only to reinsurers if they meet our credit ratings criteria of an A.M. Best rating of A- or better. If a reinsurer’s A.M. Best rating falls below A-, our contract with them generally requires that they secure outstanding obligations with cash or a letter of credit that we deem acceptable.

          The following table sets forth our ten largest reinsurers in terms of amounts receivable as of June 30, 2004. Also shown are the premiums written ceded by us to these reinsurers during the six months ended June 30, 2004.

	A.M.	Gross	Prepaid	Total	Percent	Ceded	Percent
	Best	Reinsurance	Reinsurance	Reinsurance	of	Premiums	of
	Rating	Receivables	Premium	Assets	Total	Written	Total

	(Dollars in thousands)
General Reinsurance	A++	$19,318	$753	$20,071	25.6%	$846	2.0%
TRAX Insurance Ltd.	—	8,099	5,510	13,609 (1)	17.4%	9,593	22.2%
Platinum Underwriters Reinsurance, Inc.	A	3,831	7,726	11,557	14.7%	10,141	23.5%
Berkley Insurance Company	A	4,293	5,419	9,712	12.4%	6,807	15.8%
TOA Reinsurance Co. of America	A+	1,314	3,968	5,282	6.7%	5,334	12.3%
Great American Insurance Company	A	4,527	—	4,527	5.8%	—	0.0%
Triumphe Casualty	A-	415	3,338	3,753	4.8%	4,164	9.6%
St. Paul Re	A	3,262	—	3,262	4.2%	84	0.2%
Swiss Re America, Inc.	A+	702	—	702	0.9%	—	0.0%
SCOR Reinsurance Company	B++	600	—	600	0.8%	6	0.0%

Subtotal		46,361	26,714	73,075	93.3%	36,975	85.6%
All other reinsurers		977	4,334	5,311	6.7%	6,204	14.4%

Total reinsurance receivables		$47,338	$31,048	$78,386	100.0%	$43,179	100.0%

(1)	Does not reflect a $7.5 million letter of credit that is held as collateral for the net receivable from TRAX Insurance Ltd., a member-owned group captive insurance program that we created with a captive insurance consultant.

          We are party to certain agreements with Great American Insurance Company pursuant to which we assume a majority of the premiums written by Great American Insurance Company for transportation and RV risks and we pay Great American Insurance Company a service fee based on these premiums. We also provide Great American Insurance Company administrative services in connection with the public transportation risks that we underwrite on their policies. See “Certain Relationships and Related Transactions; Rights of Great American Insurance Company After the Offering.”

Claims Management and Administration

          We believe that effective claims management is critical to our success and that our process is cost efficient, delivers the appropriate level of claims service and produces superior claims results. We are focused on controlling claims from their inception with thorough investigation, accelerated communication to insureds and claimants and compressing the cycle time of claim resolution to control both loss cost and claim handling cost. In 2003, 64.4% of our first party comprehensive and collision claims were closed within 30 days and 65.8% of third party property damage claims were investigated and closed within 60 days.

          Claims arising under our insurance policies are reviewed, supervised, and handled by our internal claims department. As of June 30, 2004, our claims organization employed approximately 60 people (25% of our employee group) and operated out of two regional offices. All of our claims employees have been trained to handle claims according to our customer-focused claims management processes and procedures and are subject to periodic audit. We systematically conduct continuing education for our claims staff in the areas of best practices, fraud awareness, legislative changes and litigation management. We use third party administrators only in adjusting property losses on a limited basis, primarily in Hawaii. We retain these independent administrators to appraise and adjust losses in a program insuring personal automobiles of Hawaii police officers. However, even in this case, our Hawaii claims staff audits the property appraisals each quarter, re-inspects the property and retains ultimate authority to settle claims. We do not delegate liability settlement authority to third party administrators. All large claim reserves are reviewed on a monthly basis by executive claims management, and adjusters frequently participate in audits and large loss reviews with participating reinsurers. We also employ a formal large loss review methodology which involves senior company management, executive claims management and adjusting staff in a quarterly review of all large loss exposures.

          We provide 24-hour, 7 days per week, toll-free service for our policyholders to report claims. In the six month period ended June 30, 2004, adjusters were able to initiate contact with approximately 90% of policyholder claimants within 24 hours of first notice of a loss and approximately 85% of third-party claimants. When we receive the first notice of loss, our claims personnel open a file and establish appropriate reserving to maximum probable exposure (based on our historical claim settlement experience) as soon as practicable and continually revise case reserving as new information develops. We maintain and implement a fraud awareness program designed to educate our claims employees and others throughout the organization of fraud indicators. Potentially fraudulent claims are referred for special investigation and fraudulent claims are contested.

          Our physical damage claims processes involve the utilization and coordination of internal staff, vendor resources and property specialists. We pay close attention to the vehicle repair process, which we believe reduces the amount we pay for repairs, storage costs and auto rental costs. During 2003 and for the first six months of 2004, our physical damage settlements averaged 12.6% savings in the continental United States and 15.5% savings in Hawaii, when compared to claimed damages.

          Our captive and specialty programs have dedicated claims personnel and claims services tailored to each captive program. Each captive program has a dedicated claims manager, receives extra communications pertaining to reserve changes and/or payments, and has dedicated staff resources. In the captive programs in 2003, 90% of customers completing our survey rated us as timely in our claims handling, and over 85% rated their claims as thoroughly investigated.

          We employ what we believe to be highly qualified and experienced liability adjusters who are responsible for overseeing all injury-related losses including those in litigation. We identify and retain specialized outside defense counsel to litigate such matters. We negotiate fee arrangements with retained defense counsel and attempt to limit our litigation costs. The liability focused adjusters manage these claims by placing a priority on detailed file documentation and emphasizing investigation, evaluation and negotiation of liability claims.

Reserves for Unpaid Losses and Loss Adjustment Expenses

          We estimate liabilities for the costs of losses and loss adjustment expense for both reported and unreported claims based on historical trends adjusted for changes in loss costs, underwriting standards, policy provisions, product mix and other factors. Estimating the liability for unpaid losses and loss adjustment expense is inherently judgmental and is influenced by factors that are subject to significant variation. We monitor items such as the effect of inflation on medical, hospitalization, material repair and replacement costs, general economic trends and the legal environment. While the ultimate liability may be greater than recorded loss reserves, the reserve tail for transportation coverage is generally shorter than that associated with many other casualty coverages and, therefore, generally can be established with less uncertainty than coverages having longer reserve tails.

          We review loss reserve adequacy and claims adjustment effectiveness quarterly. We focus significant management attention on claims reserved above $50,000. Our independent auditors also review the adequacy of our loss reserves as part of their annual audit procedures. Further, our reserves are certified by accredited actuaries from Great American Insurance Company to state regulators annually. Reserves are routinely adjusted as additional information becomes known. These adjustments are reflected in current year operations.

          The following tables present the development of our loss reserves, net of reinsurance, on a GAAP basis for the calendar years 1993 through 2003. The top line of each table shows the estimated liability for unpaid losses and loss adjustment expense recorded at the balance sheet date for the indicated years. The next line, “Liability for Unpaid Losses and Loss Adjustment Expenses — As re-estimated at December 31, 2003,” shows the re-estimated liability as of December 31, 2003. The remainder of the table presents intervening development from the initially estimated liability. This development results from additional information and experience in subsequent years. The middle line shows a net cumulative (deficiency) redundancy which represents the aggregate percentage (increase) decrease in the liability initially estimated. The lower portion of the table indicates the cumulative amounts paid as of successive periods.

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

Net liability for Unpaid Losses and Loss Adjustment Expenses (Dollars in thousands):
As originally estimated	$16,925	$20,561	$22,511	$19,691	$20,997	$23,339	$26,985	$30,819	$48,456	$67,162	$86,740
As re-estimated at December 31, 2003	13,276	22,136	17,514	16,682	18,957	20,957	25,531	32,411	47,479	63,462
Liability Re-Estimated as of:
One year later	16,031	19,924	20,983	18,563	19,817	22,643	24,923	32,751	47,503	63,462
Two years later	15,638	19,117	19,571	17,520	19,448	21,948	26,252	33,473	47,479
Three years later	14,568	17,474	18,332	16,632	18,896	21,903	26,380	32,411
Four years later	13,855	21,081	17,696	16,323	19,258	21,608	25,531
Five years later	13,418	21,518	17,304	16,446	18,966	20,957
Six years later	13,372	21,835	17,512	16,666	18,957
Seven years later	13,213	21,912	17,535	16,682
Eight years later	13,202	22,153	17,514
Nine years later	13,283	22,136
Ten years later	13,276
Net cumulative (deficiency) redundancy	3,649	(1,575)	4,997	3,009	2,040	2,382	1,454	(1,592)	977	3,700
Net cumulative (deficiency) redundancy — %	21.6%	(7.7)%	22.2%	15.3%	9.7%	10.2%	5.4%	(5.2)%	2.0%	5.5%

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

Cumulative paid as of:
One year later	5,570	6,663	7,413	6,583	7,268	8,742	10,307	14,924	17,057	20,737
Two years later	8,814	11,052	11,743	10,605	11,769	14,189	17,637	20,077	27,519
Three years later	11,062	13,446	14,375	12,931	14,980	18,170	20,157	24,313
Four years later	12,266	19,432	15,831	14,653	17,543	19,115	22,383
Five years later	12,982	20,934	16,715	15,642	18,253	20,158
Six years later	13,013	21,547	17,156	16,088	18,573
Seven years later	13,075	21,739	17,217	16,347
Eight years later	13,103	21,969	17,321
Nine years later	13,164	22,036
Ten years later	13,242

          The following is a reconciliation of our net liability to the gross liability for unpaid losses and loss adjustment expense (in millions):

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003

As originally estimated:
Net liability shown above	$16,925	$20,561	$22,511	$19,691	$20,997	$23,339	$26,986	$30,819	$48,456	$67,162	$86,740
Add reinsurance recoverables	1,432	3,631	2,997	4,786	6,729	9,519	11,396	12,416	22,396	35,048	41,986

Gross liability	$18,357	$24,192	$25,508	$24,477	$27,726	$32,858	$38,382	$43,235	$70,852	$102,210	$128,726

As re-estimated at December 31, 2003:
Net liability shown above	$13,276	$22,136	$17,514	$16,682	$18,957	$20,957	$25,531	$32,411	$47,479	$63,462	N/A
Add reinsurance recoverables	1,436	5,711	3,559	4,454	6,110	4,754	6,816	12,536	27,809	38,406	N/A

Gross liability	14,712	$27,847	$21,073	$21,136	$25,067	$25,711	$32,347	$44,947	$75,288	$101,868	N/A

Gross cumulative (deficiency) redundancy	$3,645	$(3,655)	$4,435	$3,341	$2,659	$7,147	$6,034	$(1,712)	$(4,436)	342	N/A

Gross cumulative (deficiency) redundancy — %	19.9%	(15.1)%	17.4%	13.6%	9.6%	21.8%	15.7%	(4.0)%	(6.3)%	0.3%	N/A

          These tables do not present accident or policy year development data. Furthermore, in evaluating the re-estimated liability and cumulative (deficiency) redundancy, it should be noted that each amount includes the effects of changes in amounts for prior periods. Conditions and trends that have affected development of the liability in the past may not necessarily exist in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

Investments

General

          We employ what we consider to be a conservative approach to investment and capital management with the intention of supporting insurance operations by providing a stable source of income to offset underwriting risk and growing income to offset inflation. The primary goal of our investment policy is to preserve principal while optimizing income. We manage our investment portfolio internally. Until recently, we engaged an external investment manager to manage a large portion of our common and preferred stock portfolio. In the second quarter of 2004, we changed the investment strategy for our approach related to equity securities from only investing in individually selected stocks to primarily an exchange traded fund, or ETF, strategy with exposure to domestic indexes such as the S&P 500,

Russell 2000, Dow Jones Industrial Average and various international indexes for the stock portion of our portfolio. We ended our relationship with our external investment manager upon the implementation of the ETF strategy and now manage our entire portfolio internally. Our Board of Directors has established investment guidelines and reviews the portfolio performance quarterly for compliance with its established guidelines.

          The following tables present the percentage distribution and yields of our investment portfolio for the dates given:

	At June 30,		At December 31,

	2004	2003	2003	2002	2001

Cash and Cash Equivalents	12.1%	9.0%	13.0%	11.0%	10.5%
Fixed Maturities:
U.S. Government and government agencies	60.1%	33.1%	39.3%	19.0%	6.5%
State and municipal	8.8%	13.6%	17.1%	19.1%	21.4%
Corporate and other	12.6%	33.9%	21.3%	40.6%	48.3%

	81.5%	80.6%	77.7%	78.7%	76.2%
Equity Securities	6.4%	10.4%	9.3%	10.3%	13.3%

	100.0%	100.0%	100.0%	100.0%	100.0%

	For the
	Six Months
	Ended		For the Year Ended
	June 30,		December 31,

	2004	2003	2003	2002	2001

Yield on Fixed Maturities:
Excluding realized gains and losses	4.8%	4.4%	4.6%	4.7%	5.3%
Including realized gains and losses	5.8%	7.5%	6.1%	5.7%	6.3%
Yield on Equity Securities:
Excluding realized gains and losses	5.2%	5.2%	4.9%	5.9%	4.3%
Including realized gains and losses	11.6%	4.7%	3.8%	(5.9)%	4.5%
Yield on All Investments:
Excluding realized gains and losses	4.8%	4.5%	4.6%	4.9%	5.2%
Including realized gains and losses	6.3%	7.1%	5.9%	4.4%	6.0%

Fixed Maturity Investments

          Our fixed maturity portfolio is invested primarily in investment grade bonds. The National Association of Insurance Commissioners, or NAIC, assigns quality ratings that range from Class 1

(highest quality) to Class 6 (lowest quality). The following table shows our bonds by NAIC designation and comparable Standard & Poor’s Corporation rating as of June 30, 2004:

NAIC		Amortized
Designation	Comparable S&P Rating	Cost	Market	% of Total

		(Dollars in thousands)
1	AAA, AA, A	$162,823	$161,210	97.2%
2	BBB	4,049	4,037	2.4%

	Total Investment Grade	166,872	165,247	99.6%
3	BB	517	528	0.3%
4	B	—	—	—
5	CCC, CC, C	97	100	0.1%
6	D	—	—	—

	Total Non-Investment Grade	614	628	0.4%

	Total	$167,486	$165,875	100.0%

          The maturity distribution of fixed maturity investments held as of June 30, 2004 and December, 2003 is as follows:

	June 30, 2004		December 31, 2003

		%		%
	Fair Value	of Total	Fair Value	of Total

		(Dollars in thousands)
One year or less	$2,195	1.3%	$2,372	1.8%
More than one year to five years	31,404	18.9%	28,417	22.0%
More than five years to ten years	105,065	63.4%	24,555	19.1%
More than ten years	27,211	16.4%	73,538	57.1%

Total fixed maturities	$165,875	100.0%	$128,882	100.0%

          Fixed income investment funds are generally invested in securities with short-term and intermediate-term maturities with an objective of optimizing total return while allowing flexibility to react to changes in market conditions and maintaining sufficient liquidity to meet policyholder obligations. At June 30, 2004, the weighted average yield was 4.8%, the weighted average duration of the fixed maturities in our portfolio was approximately 4, the effective average duration was 3.3, the average maturity was 7.8 years and the effective average life was 5.3 years. The concepts of effective duration and effective average life take into consideration the probability of having the various call features associated with many of the fixed-income securities we hold exercised. Fixed income securities are frequently issued with call provisions which provide the option of accelerating the maturity of the security at the option of the issuer.

Future Operations in the U.S. Virgin Islands

          In August 2004, we submitted an application to the U.S. Virgin Islands Economic Development Commission relating to the formation of a new corporate subsidiary in St. Thomas, U.S. Virgin Islands. This new subsidiary, Hudson Management Group, Ltd., is expected to conduct a captive insurance program management and investment management business in the U.S. Virgin Islands. If our application is granted, the Economic Development Commission will exempt Hudson Management Group, Ltd. from 90% of U.S. Virgin Islands corporate income taxes associated with profits from approved activities conducted by Hudson Management Group, Ltd. in the U.S. Virgin Islands for a period of 10 or more years. Economic development certificates are subject to renewal upon application and approval. If we are granted a certificate, we will be required to observe the employment, professional training, local purchasing and charitable contribution terms of the Economic Development Commission program.

Competition

          The commercial transportation insurance industry is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We compete with numerous insurance companies and reinsurers, including large national underwriters and smaller niche insurance companies. In particular, in the specialty insurance market we compete against, among others, Lancer Insurance Company, Lincoln General Insurance Company (a subsidiary of Kingsway Financial Services, Inc.), RLI Corporation, Progressive Corporation, Northland Insurance Company (a subsidiary of St. Paul Travelers Corporation), Island Insurance Company, Clarendon Insurance Company, Great West Casualty Company (a subsidiary of Old Republic International Corporation) and American Modern Home Insurance Company (a subsidiary of the Midland Company). We compete in the property and casualty insurance marketplace with other insurers on the basis of price, coverages offered, product and program design, claims handling, customer service quality, agent commissions where applicable, geographic coverage, reputation and financial strength ratings by independent rating agencies. We compete by developing product lines to satisfy specific market needs and by maintaining relationships with our independent agents and customers who rely on our expertise. This expertise, along with our reputation for offering specialty underwriting products, is our principal means of distinguishing ourselves from our competitors.

          We believe we have a competitive advantage in our major lines of business as a result of the extensive experience of our long-tenured management and staff, our superior service and products, our willingness to design custom insurance programs for our large transportation customers and the extensive use of technology with respect to our insureds and independent agent force. However, we are not “top-line” oriented and will readily sacrifice premium volume during periods that we believe exhibit unrealistic rate competition. Accordingly, should competitors determine to “buy” market share with unprofitable rates, our insurance subsidiaries will generally experience a decline in business until market pricing returns to what we view as profitable levels.

Ratings

          A.M. Best Company is a leading provider of ratings, news, data and financial information for the global insurance industry. A.M. Best ratings currently range from “A++” (Superior) to “F” (Liquidation), with a total of 16 separate ratings categories. The objective of A.M. Best’s rating system is to provide an opinion as to an insurer’s financial strength and ability to meet ongoing obligations to policyholders. A.M. Best’s opinions are derived from an evaluation of a company’s balance sheet strength, operating performance and business profile as compared with A.M. Best’s quantitative and qualitative standards.

          As of June 30, 2004, A.M. Best assigned our insurance company subsidiaries a group rating of “A (Excellent).” According to A.M. Best, “A” ratings are assigned to insurers that have, on balance, excellent balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best and, in A.M. Best’s opinion, have a strong ability to meet their ongoing obligations to policyholders. A.M. Best bases its ratings on factors that concern policyholders and not upon factors concerning investor protection. Such ratings are subject to change and are not recommendations to buy, sell or hold securities. Any changes in our rating category could affect our competitive position.

Corporate Structure

          The following chart shows the structure of our operating organization:

Legal Proceedings

          We are occasionally involved in litigation both as a defendant and as a plaintiff. In addition, regulatory bodies, such as state insurance departments, the Securities and Exchange Commission, the Department of Labor and other regulatory bodies may make inquiries and conduct examinations or investigations concerning our compliance with insurance laws, securities laws, labor laws and the Employee Retirement Income Security Act of 1974, as amended, among other things.

          Our insurance companies have lawsuits pending where the plaintiff seeks extra-contractual damages from us in addition to damages claimed under an insurance policy. These lawsuits generally mirror similar lawsuits filed against other carriers in the industry. Although we are vigorously defending these lawsuits, the lawsuits are in the early stages of litigation and their outcomes cannot be determined at this time. However, we do not believe these lawsuits will have a material adverse effect on our business, financial condition or results of operations.

          In addition, from time to time, we are subject to other legal proceedings and claims in the ordinary course of business.

Facilities

          We own our headquarters building and the surrounding real estate located in Richfield, Ohio. The site consists of approximately 98,000 square feet of office space on ten acres. We occupy approximately 63,000 square feet and lease the remainder to unaffiliated tenants. We lease office space in Duluth, Georgia; Honolulu, Hawaii; Mechanicsburg, Pennsylvania; and Cayce, South Carolina. These leases account for approximately 14,000 square feet of office space. Most of these leases expire within five to fifty-five months. The monthly rents to lease these facilities currently total approximately $15,000. We believe that these leases could be renewed or replaced at commercially reasonable rates without material disruption to our business.

Employees

          At September 20, 2004, we employed 243 persons, none of whom are covered by collective bargaining arrangements. We believe that our relations with our employees are excellent.

REGULATION

State Regulation

General

          Our insurance subsidiaries are subject to regulation in the various states and jurisdictions in which they transact business. The extent of regulation varies, but generally derives from statutes that delegate regulatory, supervisory and administrative authority to a department of insurance in each state in which the companies transact insurance business. These statutes and regulations generally require each of our insurance subsidiaries to register with the state insurance department where the company is domiciled and to furnish annually financial and other information about the operations of the companies within the insurance holding company system. In many instances, transactions and other activities by insurance companies must be approved by the insurance department in which the insurance company is domiciled before the transaction takes place.

          The regulation, supervision and administration also relate to statutory capital and reserve requirements and standards of solvency that must be met and maintained, the payment of dividends, changes of control of insurance companies, the licensing of insurers and their agents, the types of insurance that may be written, the regulation of market conduct, including underwriting and claims practices, provisions for unearned premiums, losses, loss adjustment expenses, and other obligations, the ability to enter and exit certain insurance markets, the nature of and limitations on investments, premium rates, or restrictions on the size of risks that may be insured under a single policy, privacy practices, deposits of securities for the benefit of policyholders, payment of sales compensation to third parties, and the approval of policy forms and guaranty funds.

          State insurance departments also conduct periodic examinations of the business affairs of insurance companies and require the filing of annual financial and other reports, prepared under Statutory Accounting Principles, or SAP, relating to the financial condition of companies and other matters. State insurance departments conduct periodic examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their states, generally once every three to five years, although target financial, market conduct, and other examinations may take place at any time. These examinations are generally carried out in cooperation with the insurance departments of other states in which the companies transact insurance business under guidelines promulgated by the National Association of Insurance Commissioners, or NAIC.

          Generally, all material transactions among affiliated companies in the holding company system to which any of our insurance subsidiaries is a party, including sales, loans, reinsurance agreements, management agreements, and service agreements with the non-insurance companies within the companies or any other insurance subsidiary must be fair and reasonable. In addition, if the transaction is material or of a specified category, prior notice and approval (or absence of disapproval within a specified time limit) by the insurance department where the subsidiary is domiciled is required.

Statutory Accounting Principles

          Statutory accounting principles, or SAP, is a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. One of its primary goals is to measure an insurer’s statutory surplus. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer’s domiciliary state. Insurance departments utilize SAP to help determine whether insurance companies will have sufficient funds to timely pay all the claims of its policyholders and creditors. GAAP gives more consideration to matching of revenue and expenses than does SAP. As a result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as compared to SAP.

          Statutory accounting principles established by the NAIC and adopted, for the most part, by the various state insurance regulators determine, among other things, the amount of statutory surplus and statutory net income of our insurance subsidiaries and thus determine, in part, the amount of funds they have available to pay as dividends to us.

Restrictions on Paying Dividends

          State insurance law restricts the ability of our insurance subsidiaries to declare shareholder dividends and requires insurance companies to maintain specified levels of statutory capital and surplus. The amount of an insurer’s surplus following payment of any dividends must be reasonable in relation to the insurer’s outstanding liabilities and adequate to meet its financial needs.

          Ohio. Prior approval from the Ohio Department of Insurance generally is required in order for National Interstate Insurance Company to declare and pay “extraordinary dividends” to National Interstate. An extraordinary dividend is defined as any dividend or distribution that, together with other distributions made within the preceding 12 months, exceeds the greater of (1) 10% of the insurer’s surplus as regards policyholders as of the preceding December 31, or (2) the insurer’s net income for the 12-month period ending the preceding December 31, in each case determined in accordance with statutory accounting principles.

          Hawaii. Prior approval from the Hawaii Insurance Division of the Department of Commerce and Consumer Affairs is generally required in order for National Interstate Insurance Company of Hawaii to declare and pay “extraordinary dividends.” An extraordinary dividend is defined as any dividend or distribution that, together with other distributions made within the preceding 12 months, exceeds the lesser of (1) 10% of the insurer’s surplus as regards policyholders as of the preceding December 31, or (2) the insurer’s net income, not including realized capital gains, for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting principles. In determining whether a dividend or distribution is extraordinary, National Interstate Insurance Company of Hawaii may carry forward income from the previous two calendar years that has not already been paid out as dividends. This carry-forward is computed by taking the net income from the second and third preceding calendar years, not including realized capital gains, less dividends paid in the second and immediate preceding calendar years.

Changes of Control

          Before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state where the insurer is domiciled. Prior to granting approval of an application to acquire control of a domestic insurer, the state insurance commissioner will consider factors such as the financial strength of the applicant, the acquirer’s competence, experience, integrity, the acquirer’s plans for the applicant’s board of directors, executive officers and management, the acquirer’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Generally, state statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the domestic insurer. Because a person acquiring 10% or more of our common shares would, by statutory presumption, indirectly control our insurance subsidiaries, the insurance change of control laws of Ohio and Hawaii would likely apply to such a transaction. State statutes also generally provide the insurance commissioner with the power, after notice, hearing, and a specific finding of fact, to determine that control exists notwithstanding the absence of such presumption. Parties that are presumed or found to be in control of an insurance company are required to make additional disclosures, both annually and as otherwise required, including but not limited to ownership interests in other entities, contracts between controlled entities and the insurer and the controlling party’s financial statements and tax returns.

          These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of National Interstate, including through transactions, that some or all of our shareholders might consider desirable.

Assessments for Guaranty Funds

          Virtually all states require insurers licensed to do business in their state to bear a portion of the loss suffered by insureds as a result of the insolvency of other insurers. We, through one or more of our subsidiaries, are licensed to do business in all fifty states. Depending upon state law, insurers can be assessed an amount based on a percentage of premiums written for the relevant lines of insurance in that state each year to pay the claims of an insolvent insurer. A portion of this payment is offset or recoverable through premiums, premium tax credits or policy surcharges. Significant assessments could limit the ability of our insurance subsidiaries to recover such assessments through tax credits or other means.

Risk-Based Capital (RBC) Requirements

          In order to enhance the regulation of insurer solvency, the NAIC has adopted formulas and model laws to implement RBC requirements for insurance companies. These formulas and model laws are designed to determine minimum capital requirements and to raise the level of protection that statutory surplus provides for policyholder obligations.

          Under laws adopted by individual states, insurers having less total adjusted capital (generally, as defined by the NAIC) than that required by the relevant RBC formula will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. The RBC laws generally provide for four levels of regulatory action. The nature and extent of regulatory intervention and action increases as the ratio of total adjusted capital to RBC falls. The first level, the company action level, requires an insurer to submit a plan of corrective actions to the regulator if total adjusted capital falls below 200% of the RBC amount (or below 250%, when the insurer has a “negative trend” as defined under the RBC laws). The second level, the regulatory action level, requires an insurer to submit a plan containing corrective actions and requires the relevant insurance commissioner to perform an examination or other analysis and issue a corrective order if total adjusted capital falls below 150% of the RBC amount. The third level, the authorized control level, authorizes the relevant insurance commissioner to take whatever regulatory actions are considered necessary to protect the best interests of the policyholders and creditors of the insurer, which may include the actions necessary to cause the insurer to be placed under regulatory control, i.e., rehabilitation or liquidation, if total adjusted capital falls below 100% of the RBC amount. The fourth action level is the mandatory control level, which requires the relevant insurance commissioner to place the insurer under regulatory control if total adjusted capital falls below 70% of the RBC amount.

          Any new minimum capital and surplus requirements adopted in the future may require our insurance subsidiaries to increase our capital and surplus levels, which may effect our risk-based capital requirements and limit certain actions such as dividend payments.

          At December 31, 2003, the capital ratios of all of our insurance companies substantially exceeded the RBC requirements.

Investment Regulation

          Our insurance subsidiaries are subject to state law that requires diversification of their investment portfolios and limits the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets in the states in which we are licensed to sell insurance policies for purposes of measuring statutory surplus and, in some instances, would require us to sell those investments.

Restrictions on Cancellation, Non-Renewal or Withdrawal

          Many states have laws and regulations that limit the ability of an insurance company licensed by that state to exit a market, cancel policies, or not renew policies. For example, certain states limit an automobile insurer’s ability to cancel or not renew policies. Some states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan approved by the state insurance regulator, which may disapprove a plan that may lead to market disruption.

Trade Practices

          The manner in which insurance companies and insurance agents conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition, unfair or deceptive acts or practices, and unfair claims practices. Prohibited practices include, but are not limited to, disseminating false information or advertising, unfair discrimination, rebating, false statements, misrepresenting pertinent facts or insurance policy provisions, failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies, and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled. Our insurance subsidiaries set business conduct policies and provide regular training to make our employees who are licensed agents and other sales personnel aware of these prohibitions, and require them to conduct their activities in compliance with these statutes.

Licensing of Our Employees and Adjustors

          In certain states in which our insurance subsidiaries operate, insurance claims adjusters are also required to be licensed and some must fulfill annual continuing education requirements. In most instances, our employees who are negotiating coverage terms are underwriters and employees of the Company and are not required to be licensed agents.

Federal Regulation

General

          In 1945, the U.S. Congress enacted the McCarran-Ferguson Act, which declared the regulation of insurance to be primarily the responsibility of the individual states. Although repeal of McCarran-Ferguson is debated in the U.S. Congress from time to time, the federal government generally does not directly regulate the insurance business. However, federal legislation and administrative policies in several areas, including, but not limited to, healthcare, pension regulation, age and sex discrimination, financial services regulation, securities regulation, privacy laws, terrorism and federal taxation, do affect the insurance business.

The Terrorism Risk Insurance Act

          On November 26, 2002, the Terrorism Risk Insurance Act was enacted to ensure the availability of insurance coverage for terrorist acts occurring in the United States. This law requires insurers writing certain lines of property and casualty insurance to offer coverage against certain acts of terrorism causing damage within the United States or to U.S.-flagged vessels or aircraft. In return, the law requires the federal government to indemnify such insurers for 90% of insured losses resulting from covered acts of terrorism, subject to a premium-based deductible. Any existing policy exclusions for such coverage were immediately nullified by the law, although such exclusions may be reinstated if either the insured consents to reinstatement or fails to pay any applicable increase in premium resulting from the additional coverage within 30 days of being notified of such an increase. Our insurance subsidiaries, in their capacity as primary insurer, would, with respect to our product lines for which we cannot exclude acts of terrorism, have a significant gap in their reinsurance protection and would be exposed to substantial potential losses as a result of any act of terrorism. An “act of terrorism” as defined by the law excludes purely domestic terrorism. For an act of terrorism to have occurred, the U.S. Secretary of the Treasury must make several findings, including that the act was committed on behalf of a foreign person or foreign interest. The law expires automatically at the end of 2005, although discussions are ongoing in the U.S. Congress concerning possible extension of the law. The law may be extended, and if extended, different terms and conditions may apply in the future.

USA PATRIOT Act

          On October 26, 2001, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 was enacted into law as part of the USA PATRIOT Act. Among its many provisions the law requires that financial institutions, including insurance companies, adopt anti-money laundering programs that include policies, procedures and controls to detect and prevent money laundering, designate a compliance officer to oversee the program and provide for employee training, and periodic audits in accordance with regulations proposed by the U.S. Treasury Department. Our insurance subsidiaries remain subject to U.S. regulations that prohibit business dealings with entities identified as threats to national security.

          There are significant criminal and civil penalties that can be imposed for violation of Treasury regulations. We believe that the steps we are taking to comply with the current regulations and to prepare for compliance with the proposed regulations should be sufficient to minimize the risks of such penalties.

Office of Foreign Asset Control

          The Treasury Department’s Office of Foreign Asset Control, or OFAC, maintains a list of “Specifically Designated Nationals and Blocked Persons” (the “SDN List”). The SDN List identifies persons and entities that the U.S. Government believes are associated with terrorists, rogue nations and/or drug traffickers. OFAC’s regulations prohibit insurers, among others, from doing business with persons or entities on the SDN List. If the insurer finds and confirms a match, the insurer must take steps to block or reject the transaction, notify the affected person and file a report with OFAC. The focus on insurers’ responsibilities with respect to the SDN List has increased significantly since September 11, 2001. We have implemented procedures to comply with OFAC’s SDN List regulations.

Gramm-Leach-Bliley Act

          On November 12, 1999, the Gramm-Leach-Bliley Act of 1999 became law, implementing fundamental changes in the regulation of the financial services industry in the United States. The act permits the transformation of the already converging banking, insurance and securities industries by permitting mergers that combine commercial banks, insurers and securities firms under one holding company. Under the Act, national banks retain their existing ability to sell insurance products in some circumstances. In addition, bank holding companies that qualify and elect to be treated as “financial holding companies” may engage in activities, and acquire companies engaged in activities, that are “financial” in nature or “incidental” or “complementary” to such financial activities, including acting as principal, agent or broker in selling life, property and casualty and other forms of insurance, including annuities. A financial holding company can own any kind of insurance company or insurance broker or agent, but its bank subsidiary cannot own the insurance company.

          Under state law, the financial holding company would need to apply to the insurance commissioner in the insurer’s state of domicile for prior approval of the acquisition of the insurer. The commissioner, in considering the application, may not discriminate against the financial holding company because it is affiliated with a bank. Under the Act, no state may prevent or interfere with affiliations between banks and insurers, insurance agents or brokers, or the licensing of a bank or affiliate as an insurer or agent or broker.

          Privacy provisions of the Act became fully effective in 2001. These provisions established consumer protections regarding the security and confidentiality of nonpublic personal information and require us to make full disclosure of our privacy policies to our customers.

Legislative Developments

          Legislation has been introduced in the U.S. Congress that would allow state-chartered and regulated insurance companies to opt out of the state regulatory system and elect to be regulated exclusively by a federal insurance regulator, and to expand risk retention groups, that are subject to less stringent regulation than insurance companies. There is also legislation pending in the U.S. Congress and in various states designed to provide additional privacy protections to consumers of financial institutions. These statutes, including the Fair Credit Reporting Act, and similar legislation and regulations in the United States or other jurisdictions, could affect our ability to market our products or otherwise limit the nature or scope of our insurance operations.

          We are unable to evaluate new legislation that may be proposed and when or whether any such legislation will be enacted and implemented. However, many of the proposals, if adopted, could have a material adverse effect on our financial condition, cash flows or results of operations, while others, if adopted, could potentially benefit our business.

MANAGEMENT

Directors and Executive Officers

          The table below provides information regarding our Directors, executive officers and Director-nominees as of August 31, 2004. There are no family relationships among any Directors, executive officers or our Director-nominees.

Name	Age	Position

Alan R. Spachman	57	Chairman of the Board and President
David W. Michelson	47	Senior Vice President, Commercial Lines
Terry E. Phillips	54	Vice President, Claims
Gary N. Monda	47	Vice President and Chief Financial Officer
Eric J. Raudins	37	Vice President, Personal Lines
Michael A. Schroeder	39	Vice President, Secretary and General Counsel
Theodore H. Elliott, Jr.(1)(2)	68	Director
Gary J. Gruber(3)	49	Director
Karen Holley Horrell(4)	52	Director
Keith A. Jensen(2)	53	Director
Donald D. Larson(2)(3)	53	Director
Joel Schiavone(1)(3)	67	Director
James C. Kennedy(3)(4)	53	Nominee for Director
(1)(2)		Nominee for Director

(1)	Effective following this offering, member of the audit committee.

(2)	Effective following this offering, member of the compensation committee.

(3)	Effective following this offering, member of the nominating/governance committee.

(4)	Mr. Kennedy will replace Ms. Horrell on the Board effective immediately following the offering.

          Alan R. Spachman is our founder and has served as our President since our incorporation in 1989 and our Chairman since June 2004. From January 1, 1984 through 1988, Mr. Spachman was a senior vice president at Progressive Corporation, an insurance company, where he initiated their passenger transportation insurance business. Mr. Spachman began his career in 1971 as a human resources manager with Collins and Aikman, Inc., a leading manufacturer of textiles. In 1974, Mr. Spachman joined Frito-Lay, Inc., a food company, where he served in various labor relations and human resource management positions until December 1983. Mr. Spachman holds a B.S. in Business Administration and an M.B.A. from the University of Rhode Island. Mr. Spachman currently serves on the Board of Directors of the United Motorcoach Association, a national trade association.

          David W. Michelson has served as our Senior Vice President, Commercial Lines since January 2000. From June 1999 through December 1999, Mr. Michelson served as our Vice President, Commercial Lines. From October 1998 through June 1999, Mr. Michelson was the vice president, transportation for Reliance Insurance Company. From 1992 through September 1998, Mr. Michelson was our Vice President, Underwriting. Prior to joining our company, Mr. Michelson held various positions at Liberty National Fire (Vesta Insurance Corp.) from July 1982 to July 1992 and Progressive Corporation from May 1979 to July 1982. Mr. Michelson holds a B.S. from Miami University and an M.B.A. from the University of Alabama at Birmingham.

          Terry E. Phillips has served as our Vice President, Claims since 1999. Prior to joining our company in 1999, Mr. Phillips was senior vice president of claims for Continental National Indemnity from 1989 to 1999. Prior to that, Mr. Phillips served in both management and claims capacities for Midwestern Group from 1979 to 1989, USF&G from 1973 to 1976 and TransAmerica Group Insurance Companies from 1976 to 1979. Mr. Phillips holds a B.S. degree from the University of Toledo and an M.B.A. from Regent University.

          Gary N. Monda has served as our Vice President and Chief Financial Officer since April 1999. Prior to joining our company, Mr. Monda was vice president, strategic planning from November 1998 to March 1999 for Victoria Financial Corporation. Prior to that, from December 1983 to September 1998, Mr. Monda held various financial and general management positions with Progressive Corporation. Mr. Monda also worked for four years, from 1979 to 1983, as a senior accountant at the public accounting firm of Ernst & Young LLP. Mr. Monda holds a B.S. degree in Mathematics and Accounting from Baldwin-Wallace College.

          Eric J. Raudins has served as our Vice President, Personal Lines since April 2000. Prior to joining our company in April 2000, Mr. Raudins was an assistant vice president for Reliance Personal Insurance from 1994 until April 2000 and an actuary for Leader National Insurance from 1991 through 1993. Mr. Raudins holds a B.S. in Actuarial Science from The Ohio State University.

          Michael A. Schroeder has served as our Vice President, Secretary and General Counsel since May 2002. Prior to joining our company, Mr. Schroeder served from March 1998 through May 2002 as vice president and general counsel of Dawson Managers, a firm engaged in the management, development and restructuring of insurance companies and programs. In 1997 and 1998, Mr. Schroeder held various senior level executive positions with Riscorp Inc., a property and casualty insurance company. Mr. Schroeder started his career as an associate attorney at Ulmer & Berne LLP, a law firm in Cleveland, Ohio. Mr. Schroeder holds a B.S. in Management from Tulane University and a J.D. from The Ohio State University School of Law.

          Theodore H. Elliott, Jr. has served on our Board of Directors since 1989. Since 1981, Mr. Elliott has been in the venture capital business as the chairman of Prime Capital Management Company, Inc. and as a private investor. Prime Capital was a founding investor in National Interstate in 1989. Prior to Prime Capital Management, Mr. Elliott was vice president of General Electric’s venture capital subsidiary. From 1960 to 1974, Mr. Elliott was employed by Clark, Dodge & Co., Inc. in various positions. His last position was the head of investment banking. Mr. Elliott is a director of MUPAC, a subsidiary of Carlo Gavazzi Holding AG (Swiss) and Input/Output (NYSE). Mr. Elliott is a Chartered Financial Analyst, a member of the New York Society of Security Analysts and a member of the New York and Connecticut Bar Associations. Mr. Elliott has a B.A. and M.B.A. from Harvard University and a J.D. degree from New York University Law School.

          Gary J. Gruber has served on our Board of Directors since April 1991. Mr. Gruber joined the accounting department of Great American Insurance Company in July 1977 and was promoted to assistant vice president in September 1983; vice president in 1987; controller in 1988 and then senior vice president and treasurer in 1990. Mr. Gruber currently serves as senior vice president and has served as a member of the Board of Directors of Great American Insurance Company since 1993. Mr. Gruber holds a B.B.A. degree from the University of Cincinnati and is a Certified Public Accountant (inactive).

          Karen Holley Horrell has served on our Board of Directors since December 1989. Ms. Horrell has served as president, corporate services, senior vice president and executive counsel for the Great American Property and Casualty Insurance Group since 1999. Ms. Horrell joined Great American in June 1977 as corporate counsel. Ms. Horrell was named vice president, general counsel and secretary in 1981 and was promoted to senior vice president in 1985. Ms. Horrell has served as a member of the Board of Directors of Great American Insurance Company since 1991. Ms. Horrell holds a B.S. degree from Berry College and a J.D. degree from Emory University College of Law.

          Keith A. Jensen has served on our Board of Directors since April 2000. Mr. Jensen has served as senior vice president of American Financial Group, Inc. since February 1999. Mr. Jensen joined the Great American Property and Casualty Insurance Group in October 1999 as senior vice president and chief financial officer and was promoted to executive vice president in March 2004. Mr. Jensen has served on the Board of Directors of Great American Insurance Company since 1999. From February 2003 to December 2003, Mr. Jensen served on the Board of Directors of Infinity Property & Casualty Corporation. Before working with American Financial Group, Inc. Mr. Jensen was a partner with Deloitte & Touche LLP where he began his career in 1975. Mr. Jensen holds a B.S. degree and a Master of Accountancy degree from Brigham Young University and is a Certified Public Accountant (inactive).

          Donald D. Larson has served on our Board of Directors since April 1991 and served as our Chairman from April 1993 until June 2004. Mr. Larson began his career in the finance division of American Financial Group, Inc. in 1973 and joined Great American Insurance Company in May 1981 as vice president and was promoted to senior vice president in 1983. Mr. Larson was named executive vice president and president, specialty group, for the Great American Property and Casualty Insurance Group in 1999 and has served on the Board of Directors of Great American Insurance Company since 1988. Mr. Larson holds a B.B.A. degree from Ohio University, is a Certified Public Accountant (inactive) and holds a CPCU designation.

          Joel Schiavone has served on our Board of Directors on two occasions. Mr. Schiavone was our founding Chairman and served in this capacity from January 1989 until December 1989. Mr. Schiavone was re-elected to the Board in 2002. Since 1999, Mr. Schiavone has been the managing partner of three New Haven based real estate companies: Missy LLC, Missy 2 LLC and Dragon Point LLC. Prior to that, from 1979 to 1999, Mr. Schiavone was the owner and chief executive officer of Schiavone Corporation, a holding company for a variety of investments. Mr. Schiavone is a graduate of Yale University and Harvard Business School.

          James C. Kennedy will begin serving on our Board of Directors immediately following the offering. Mr. Kennedy is currently the vice president, deputy general counsel and secretary of American Financial Group, Inc. and has served in that capacity since 1998. Mr. Kennedy joined American Financial in 1976 as a staff attorney, was named secretary in 1984, deputy general counsel in 1988 and vice president in 1998. Mr. Kennedy holds B.B.A. and J.D. degrees from the University of Cincinnati.

Board of Directors

          Our Board of Directors is currently comprised of seven Directors. Effective at the time of the offering, our Board will be increased to eight Directors and will be divided into two classes. Each Director will serve for a two-year term, except that the term for the Directors in Class I will expire at next year’s annual meeting of shareholders. Mr. Kennedy will replace Ms. Horrell on our Board immediately following the offering. [Director-nominee] who is expected to join the Board of Directors effective immediately following the offering, Mr. Elliott, Mr. Larson and Mr. Gruber will be in Class I and Mr. Jensen, Mr. Kennedy, Mr. Schiavone and Mr. Spachman will be in Class II. Our Board of Directors has determined that two of our current seven Directors, Mr. Schiavone and Mr. Elliott, and our Director-nominee,                     , are “independent” in accordance with Nasdaq National Market listing standards and Securities and Exchange Commission regulations. We are not required to have a majority of independent Directors on our Board as would otherwise be required by the rules of the Nasdaq National Market because of the “controlled company” exemption from these rules that applies to companies where more than 50% of the shareholder voting power is held by an individual, a group or another company.

Committees of the Board of Directors

          The Board of Directors has established an audit committee, a compensation committee and, effective immediately after this offering, a nominating/governance committee.

          Audit Committee. The audit committee performs the following functions, among others:

•	selects our independent accountants;

•	reviews the results and scope of the independent accountants’ audit and the services provided by the independent accountants;

•	reviews compliance with legal and regulatory requirements;

•	evaluates our audit and internal control functions; and

•	ensures the integrity of our financial statements.

          Following this offering, the audit committee will consist of three independent Directors, Mr. Elliott, Mr. Schiavone and                     , a Director-nominee who is expected to join the audit committee effective immediately following this offering. The Board of Directors has determined that all of the members of the audit committee are independent in accordance with Nasdaq National Market’s listing standards and Securities and Exchange Commission regulations. Each member of the audit committee is able to read and understand fundamental financial statements, including our balance sheet, income statement and cash flows statements. The Board of Directors has determined that                     is an “audit committee financial expert” as that term is defined in Securities and Exchange Commission regulations. The Board of Directors approved and adopted a written charter for the audit committee that is provided as an exhibit to this prospectus. The chairperson of the audit committee will be selected following this offering.

          Compensation Committee. The compensation committee performs the following functions, among others:

•	administers our equity compensation plans, including our Long Term Incentive Plan;

•	recommends and approves salaries and incentive compensation for our executive officers and managers;

•	reviews corporate goals and objectives relative to executive compensation;

•	evaluates our President’s performance in light of corporate objectives; and

•	sets our President’s compensation based on the achievement of corporate objectives.

          Following this offering, the compensation committee will be comprised of the following four Directors, two of whom are independent: Mr. Elliott, Mr. Jensen, Mr. Larson and                     , a Director-nominee who is expected to join the Board of Directors and the compensation committee effective immediately following this offering. The chairperson of the compensation committee will be selected following this offering.

          Nominating/Governance Committee. The nominating/governance committee members will be appointed effective immediately following this offering and performs the following functions, among others:

•	develops criteria for Director selection;

•	recommends to the full Board of Directors the Director-nominees to stand for election at annual meetings of shareholders; and

•	recommends to the Board of Directors our corporate governance principles.

          The nominating/governance committee will be comprised of four Directors, one of whom is independent: Mr. Gruber, Mr. Kennedy, Mr. Larson and Mr. Schiavone. The chairperson of the nominating/governance committee will be selected following this offering.

Compensation of Directors

          After this offering, each Director who is also our employee or an employee of American Financial Group, Inc. or Great American Insurance Company will not receive any compensation for serving as a Director. Each independent Director will receive an annual retainer of $20,000. We will pay the chairperson of the audit committee an additional $7,500 annual retainer, the chairperson of the compensation committee an additional $5,000 annual retainer and the chairperson of the nominating/governance committee an additional $2,500 annual retainer. We will pay additional fees to the independent Directors of $1,500 for each Board and committee meeting attended in person and $1,000 for each Board and committee meeting attended via telephone. The independent Directors will not receive multiple fees if a committee meeting is held on the same day or within one day of a Board meeting. We will also reimburse independent Directors for reasonable travel expenses incurred in connection with their services as Directors. Our independent Directors are eligible to receive awards, such as stock options and restricted stock, under our Long Term Incentive Plan for their services as Directors. Such grants will be determined by our Board of Directors upon recommendation from the compensation committee.

Compensation Committee Interlocks and Insider Participation

          Currently, the compensation committee members are Mr. Larson, Mr. Elliott and Ms. Horrell. Mr. Larson and Ms. Horrell are both executive officers of Great American Insurance Company. Following this offering, the members of the compensation committee will be Mr. Larson, Mr. Elliott, Mr. Jensen and Director-nominee,                . Messrs. Larson and Jensen are executive officers of American Financial Group, Inc. or one of its affiliates. None of our executive officers has served as a director or member of the compensation committee (or other committee serving an equivalent function) of another company whose executive officer has served on our compensation committee or Board of Directors. None of the members of the compensation committee are current or former officers or employees of National Interstate. See “Certain Relationships and Related Transactions; Rights of Great American Insurance Company After the Offering.”

Corporate Governance

          Following this offering, we expect to adopt policies recommended by our Board of Directors and our nominating/governance committee with respect to corporate governance policies and practices. We will adopt procedures and policies to comply with the Sarbanes-Oxley Act of 2002 and rules adopted by the Securities and Exchange Commission and the Nasdaq National Market.

Executive Compensation

          The following table sets forth information with respect to the annual and long-term compensation earned by our President and by our next four highest paid executive officers for the year ended December 31, 2003. We refer to our President and these officers together as “our named executive officers.”

Summary Compensation Table

		Annual Compensation
					All Other
Name and Position	Year	Salary	Bonus(1)		Compensation(7)

Alan R. Spachman	2003	$300,000	$109,127	(2)	$5,950
Chairman and President
David W. Michelson	2003	190,000	78,296	(3)	5,950
Senior Vice President, Commercial Lines
Terry E. Phillips	2003	152,000	61,662	(4)	5,406
Vice President, Claims
Gary N. Monda	2003	146,200	38,880	(5)	5,151
Vice President and Chief Financial Officer
Eric J. Raudins	2003	147,000	48,563	(6)	5,346
Vice President, Personal Lines

(footnotes on following page)

(1)	Bonuses are tied to our underwriting performance measured on an accident-year basis, adjusted annually, and are payable over a five-year period. The executive must be employed by us when the bonus is paid in order to be entitled to receive such bonus award.

(2)	Amount in table excludes bonuses of $556,372 due to Mr. Spachman as of December 31, 2003 contingent upon his employment when the bonuses are paid in 2004 through 2008.

(3)	Amount in table excludes bonuses of $293,519 due to Mr. Michelson as of December 31, 2003 contingent upon his employment when the bonuses are paid in 2004 through 2008.

(4)	Amount in table excludes bonuses of $254,806 due to Mr. Phillips as of December 31, 2003 contingent upon his employment when the bonuses are paid in 2004 through 2008.

(5)	Amount in table excludes bonuses of $145,031 due to Mr. Monda as of December 31, 2003 contingent upon his employment when the bonuses are paid in 2004 through 2008.

(6)	Amount in table excludes bonuses of $131,350 due to Mr. Raudins as of December 31, 2003 contingent upon his employment when the bonuses are paid in 2004 through 2008.

(7)	Amounts include profit sharing contributions to our 401(k) plan.

Aggregated Option Exercises in Last Fiscal Year

and Fiscal Year-End Option Values

          The following table shows the total number of shares underlying options for our common shares or phantom stock awards exercised in 2003 and the value at December 31, 2003 of outstanding options for our common shares held by our named executive officers:

			Number of Shares
			Underlying	Value of Unexercised
			Unexercised	In-the-Money
			Options at FY-End	Options at FY-End(1)
	Shares
	Acquired	Value	Exercisable/	Exercisable/
Name	on Exercise	Realized	Unexercisable	Unexercisable

Alan R. Spachman	100	$67,492 (2)	100,000/0	$233,113/$0
David W. Michelson	0	0	70,400/17,600	$166,850/$41,713
Terry E. Phillips	0	0	64,000/16,000	$151,682/$37,920
Gary N. Monda	0	0	64,000/16,000	$151,682/$37,920
Eric J. Raudins	0	0	48,000/32,000	$98,790/$65,860

(1)	Value is determined based on book value as of December 31, 2003.

(2)	Mr. Spachman exercised phantom stock awards he received under our 1992 Phantom Stock Option Plan. The value realized is determined based on two times the difference between the book value on date of grant and the book value on date of exercise.

1992 Phantom Stock Option Plan

          In September 2004, we terminated our 1992 National Interstate Corporation Phantom Stock Option Plan, or 1992 Plan. Prior to the time the 1992 Plan was terminated, phantom awards (often referred to as stock appreciation rights) covering 35,000 common shares were outstanding and were held by two of our officers. Each phantom award was granted with an exercise price per share equal to the book value of a common share on the date of grant and, as of September 2004, was fully vested. Prior to the termination of the 1992 Plan, the outstanding phantom awards were converted into fully vested options to purchase common shares under our 1998 NIC Stock Option Plan, pursuant to the terms of the 1992 Plan. After the conversion, we terminated the 1992 Plan. On September 20, 2004, the two officers that converted their phantom awards into options to purchase common shares exercised those options and received common shares.

Long Term Incentive Plan

Summary of the Plan

          In September 2004, our Board of Directors adopted, and our shareholders approved, our Long Term Incentive Plan, or LTIP. The LTIP provides for the grant of incentive awards, including incentive stock options, stock appreciation rights, performance units, performance shares, restricted shares, deferred shares, other awards relating to our common shares, and dividend equivalents to key employees, consultants and non-employee Directors.

          The LTIP is an amendment and complete restatement of our 1998 NIC Stock Option Plan, or 1998 Plan. The 1998 Plan was adopted in 1998 and permitted the grant of nonqualified stock options to our officers. As of September 22, 2004, nonqualified stock options covering 417,600 common shares were outstanding under the 1998 Plan and were held in varying amounts by 12 of our officers (including each of our executive officers). These nonqualified stock options will remain outstanding in accordance with their terms. (See discussion in “Plan Benefits,” below).

          Plan Limits. We have reserved a total of 921,200 common shares for issuance or transfer for future awards under the LTIP, subject to adjustment in the event of forfeitures, transfers of common shares to us in payment of the exercise price or tax withholding amounts. In addition, 417,600 common shares are reserved for issuance or transfer upon the exercise of the nonqualified stock options granted under the 1998 Plan. Of the total number of common shares that are available under the LTIP, the number of shares that may be issued upon exercise of incentive stock options may not exceed 921,200 shares. During any calendar year, no participant may be granted option rights and appreciation rights, in the aggregate, for more than 115,200 shares, nor shall any participant be granted performance shares, restricted shares specifying management objectives or other share-based awards specifying management objectives, in the aggregate, for more than 69,000 shares, nor shall any participant be granted performance units having an aggregate maximum value in excess of $375,000. During any calendar year, no non-employee Director may be granted awards for more than 69,000 shares. Each of these share limits is subject to adjustment upon the occurrence of certain designated events, such as a change in our capital structure.

          Administration and Amendments. The compensation committee administers and interprets the LTIP, except with respect to awards granted to non-employee Directors, which are administered by our entire Board. The LTIP may be amended by our Board as long as any amendment that must be approved by our shareholders in order to comply with applicable law or the rules of any securities exchange on which our common shares are traded or quoted is not effective until shareholder approval has been obtained.

          Eligibility. Our key employees, consultants and non-employee Directors may be selected by the compensation committee to receive benefits under the LTIP. The compensation committee may provide for special terms for awards to participants who are foreign nationals or who are employed by us outside the United States as the compensation committee may deem necessary or appropriate to accommodate differences in local law, tax policy or custom.

          Adjustments. The number of shares covered by outstanding awards, the number of shares reserved for issuance under the LTIP and other share limits contained in the LTIP are subject to adjustment in the event of stock splits, stock dividends, recapitalizations and other similar events.

          Stock Options. The compensation committee may, in its discretion, award option rights to participants that provide the right to purchase common shares at a specified price, which may not be less than their fair market value on the date of grant. Option rights may include incentive stock options or nonqualified stock options.

          Appreciation Rights. The compensation committee may, in its discretion, award appreciation rights to participants. Appreciation rights represent the right to receive an amount, determined by the compensation committee and expressed as a percentage not exceeding 100 percent, of the difference between the base price established for such appreciation rights (not less than the fair market value of a share on the date of grant) and the market value of our common shares on the date the appreciation rights are exercised. Appreciation rights may be granted in tandem (granted with option rights to provide an alternative to exercise of the option rights) or freestanding and payable in cash, in common shares or in any combination thereof.

          Performance Shares and Performance Units. The compensation committee may, in its discretion, award performance shares and/or performance units to participants. A performance share is the equivalent of one common share and a performance unit is the equivalent of $1.00. The participant will be given one or more management objectives to meet within a specified period, which may be accelerated under certain circumstances. The awards will be earned to the extent that the management objectives are satisfied and paid in cash, common shares or any combination thereof.

          Restricted Shares. The compensation committee may, in its discretion, award restricted shares to participants, which constitute an immediate transfer of ownership to the recipient in consideration of the performance of services. The participant has dividend and voting rights on such shares. Restricted shares must be subject to a “substantial risk of forfeiture” for a period determined by the compensation committee.

          Deferred Shares. The compensation committee may, in its discretion, award deferred shares to participants, which constitute an agreement to deliver common shares in the future subject to the terms and conditions established by the compensation committee. Prior to the delivery of such shares, the participant has no right to vote or receive dividends on the deferred shares.

          Other Awards. The compensation committee may, subject to limitations under applicable law, grant to any participant such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, common shares or factors that may influence the value of common shares. The compensation committee may also grant cash awards as an element of or supplement to any other award granted under the LTIP.

          Non-employee Directors. The Board may, from time to time and upon such terms and conditions as it may determine, authorize the granting to non-employee Directors of option rights, appreciation rights, restricted shares, deferred shares, other equity-based awards or any combination of the foregoing. Each such grant shall be upon terms and conditions consistent with the above description of such awards.

          Term. The LTIP will terminate in 2014, but awards effective at the time of the termination of the LTIP will continue in accordance with their terms.

          Miscellaneous. The compensation committee may take action in its sole discretion at or after the date of grant to adjust conditions to the exercisability or retention of certain awards in certain circumstances, including in the case of a change in control. The compensation committee may permit participants to elect to defer the issuance of common shares or the settlement of awards in cash under the LTIP pursuant to such rules, procedures or programs as it may establish. The compensation committee is not permitted to grant stock options or appreciation rights at an exercise price that is less than the fair market value of the underlying shares on the date of grant (i.e., “in-the-money” options) and may not “re-price” outstanding option rights or appreciation rights granted under the LTIP without the approval of our shareholders.

          Plan Benefits. As of September 22, 2004, options to purchase 417,600 of our common shares were outstanding. These stock options were granted under the 1998 Plan, but the common shares underlying the options will be issued or transferred under the LTIP. Each stock option was granted with an exercise price per share equal to the book value of a common share on the date of grant. The stock options have a ten-year term and vest in five equal amounts (20% each) over the five-year period commencing on the date of grant. These stock options were granted with dividend equivalents, which are credited against the option price with respect to unvested stock options and paid in cash with respect to vested stock options. We have the right at any time to require the 1998 Plan option holders to exercise all vested and/or unvested stock options that were granted before January 1, 2004, and in the event that we exercise this right, the option price of such stock options shall be reduced by 25%. We also have the right at any time to require the 1998 Plan option holders to exercise all vested stock options that were granted on or after January 1, 2004 (without a reduction in the option price) and forfeit all unvested stock options granted on or after January 1, 2004. We do not intend to exercise these rights. In September 2004, we granted options to purchase a total of 316,000 shares under the LTIP effective upon consummation of this offering at an exercise price equal to the fair market value of our common shares on that date. Our named executive officers were granted options to purchase the following number of shares: Mr. Spachman — 80,000; Mr. Michelson — 50,000; Mr. Phillips — 45,000; Mr. Monda — 35,000; and Mr. Raudins — 35,000.

Federal Income Tax Consequences

          The following is a brief summary of certain of the federal income tax consequences of certain transactions under the LTIP. This summary is not intended to be complete and does not describe state or local tax consequences.

Tax Consequences to Participants

          Nonqualified Stock Options. In general, (a) no income will be recognized by an optionee at the time a nonqualified option right is granted; (b) at the time of exercise of a nonqualified option right ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares, if unrestricted, on the date of exercise; and (c) at the time of sale of shares acquired pursuant to the exercise of a nonqualified option right, appreciation (or depreciation) in value of the shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

          Incentive Stock Options. No income will be recognized by an optionee upon the grant of an incentive stock option. In general, no income will be recognized upon the exercise of an incentive stock option. However, the difference between the option price paid and the fair market value of the shares at exercise may constitute a preference item for the alternative minimum tax. If shares of common stock are issued to the optionee pursuant to the exercise of an incentive stock option, and if no disqualifying disposition of such shares is made by such optionee within two years after the date of the grant or within one year after the transfer of such shares to the optionee, then upon sale of such shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss. If shares of common stock acquired upon the timely exercise of an incentive stock option are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over the option price paid for such shares. Any further gain (or loss) realized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

          Appreciation Rights. No income will be recognized by a participant in connection with the grant of a tandem appreciation right or a free-standing appreciation right. When the appreciation right is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any unrestricted shares of common stock received on the exercise.

          Performance Shares and Performance Units. No income generally will be recognized upon the grant of performance shares or performance units. Upon payment in respect of the earn-out of performance shares or performance units, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any nonrestricted shares of common stock received.

          Restricted Shares. The recipient of restricted shares generally will not be subject to tax until the shares are no longer subject to forfeiture or restrictions on transfer (“restrictions”) for purposes of

Section 83 of the Internal Revenue Code of 1986, as amended (the “Code”). At such time, the recipient will be subject to tax at ordinary income rates on the fair market value of the restricted shares (reduced by any amount paid by the participant for such restricted shares). However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the restrictions) over the purchase price, if any, of such restricted shares. Any appreciation (or depreciation) realized upon a later disposition of such shares will be treated as long-term or short-term capital gain depending upon how long the shares have been held. If a Section 83(b) election has not been made, any dividends received with respect to restricted shares that are subject to the restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

          Deferred Shares. Generally, income will be recognized upon the award of deferred shares. The recipient of a deferred share award generally will be subject to tax at ordinary income rates on the fair market value of unrestricted shares of common stock on the date that such shares are transferred to the participant under the award (reduced by any amount paid by the participant for such deferred shares), and the capital gains/loss holding period for such shares also will commence on such date.

          Other Share-Based Awards. The recipient of a share-based award other than an award described above generally will be subject to tax at ordinary income rates on the fair market value of shares of common stock on the date of grant of the share-based award, and the capital gains/loss holding period for such shares also will commence on such date.

          Tax Consequences to the Company. To the extent that a participant recognizes ordinary income in the circumstances described above, we will be entitled to a corresponding deduction provided that, among other things, (a) the income meets the test of reasonableness, (b) is an ordinary and necessary business expense, (c) is not an “excess parachute payment” within the meaning of Section 280G of the Code and (d) is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Code.

          Section 162(m) of the Code disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1,000,000 in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers who are employed by the corporation on the last day of the taxable year. Under regulations promulgated under Section 162(m) of the Code, the deduction limitation does not apply to any compensation paid pursuant to a plan that existed during the period in which the corporation was not publicly held, to the extent the prospectus accompanying the initial public offering disclosed information concerning such plan that satisfied all applicable securities laws. However, the foregoing exception may be relied upon only for awards made before the earliest of (1) the expiration of the plan; (2) the material modification of the plan; (3) the issuance of all stock allocated under the plan; or (4) the first meeting of stockholders at which directors are elected occurring after the close of the third calendar year following the calendar year in which the initial public offering occurs (the “Reliance Period”). The compensation attributable to awards granted under the LTIP during the Reliance Period is not subject to the deduction limitation of Section 162(m) of the Code. Moreover, we intend to structure and implement the LTIP in a manner so that compensation attributable to awards made after the Reliance Period will not be subject to the deduction limitation.

Savings and Profit Sharing Plan

          Our employees are eligible to participate in our Savings and Profit Sharing Plan, or 401(k) Plan. Under this plan, our eligible employees are permitted to make tax-deferred contributions, which are not matched by us, and we retain the discretion to make profit sharing contributions that are based on a percentage of each eligible employee’s earnings. Profit sharing contributions vest after five years of service. Participants can direct the investment of their account among a variety of investment funds. Future contributions to the Savings and Profit Sharing Plan, if any, will be made in cash or our common shares at our discretion.

Deferred Compensation Plan

          Our Deferred Compensation Plan allows selected management and non-employee Directors to elect to voluntarily defer compensation on a pre-tax basis. The plan is a nonqualified deferred compensation plan under which we establish a bookkeeping account on behalf of each participant. Each account is credited with elective deferrals and earnings, gains and losses in accordance with investment procedures established by us from time to time. Benefits under the deferred compensation plan are paid out of our general assets.

PRINCIPAL AND SELLING SHAREHOLDERS

          The following tables set forth information known to us as of September 22, 2004 with respect to the beneficial ownership of our common shares by:

•	each of the selling shareholders;

•	each person that owns beneficially more than 5% of our outstanding common shares;

•	each Director and Director-nominee;

•	our President and each of our other named executive officers; and

•	all executive officers, Directors and the Director-nominees as a group.

	Before Offering				After Offering

	No. of		Voting	Shares	No. of			Voting
Name and Address(1)	Shares(2)	Percent	Power(3)	Offered	Shares(2)	Percent		Power(3)

Directors and Officers:
Alan R. Spachman	3,080,000	17.1%	19.8%	0	3,080,000		%		%
David W. Michelson	70,400	*	*	0	70,400	*		*
Terry E. Phillips	64,000	*	*	0	64,000	*		*
Gary N. Monda	64,000	*	*	0	64,000	*		*
Eric J. Raudins	48,000	*	*	0	48,000	*		*
Donald D. Larson	0	*	*	0	0	*		*
Keith A. Jensen	0	*	*	0	0	*		*
Karen Holley Horrell	0	*	*	0	0	*		*
Gary J. Gruber	0	*	*	0	0	*		*
Joel Schiavone	180,000	1.0%	1.2%	50,000	130,000	*			%
Theodore H. Elliott, Jr.	215,200	1.2%	1.4%	0	215,200		%		%
James C. Kennedy	0	*	*	0	0	*		*
Director-nominee	0	*	*	0	0	*		*
All Directors, Director-nominees and Officers as a group (14 persons):	3,737,600	20.7%	24.0%	50,000	3,687,600		%		%
Selling and 5% Shareholders(4):
Great American Insurance Company	10,200,000	56.7%	65.7%	0	10,200,000		%		%
National Interstate Insurance Company(5)	2,510,000	14.0%	N/A	0	2,510,000	N/A		N/A
Jennifer Spinach	360,000	2.0%	2.3%	240,000	120,000	*			%
Jamie Coulter	360,000	2.0%	2.3%	360,000	0	*			%
Warren Van Der Voort	180,000	1.0%	1.2%	180,000	0	*			%
Easton Management Legal Services	130,000	*	*	130,000	0	*		*
Dean Fenton	100,000	*	*	20,000	80,000	*		*
Charles Lindberg	72,000	*	*	40,000	32,000	*		*
Kuryluk Living Trust	90,000	*	*	20,000	70,000	*		*
Roland Halpern	50,000	*	*	50,000	0	*		*
Arthur Kraus	50,000	*	*	10,000	40,000	*		*
Stanley Flink	30,000	*	*	15,000	15,000	*		*
Michael Moroney(6)	9,000	*	*	9,000	0	*		*

*	Less than 1%.

(1)	Unless otherwise specified, the address for each Director, Director-nominee, officer and shareholder is c/o National Interstate Corporation, 3250 Interstate Drive, Richfield, Ohio, 44286.

(2)	Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act and generally includes voting and investment power with respect to securities, subject to community property laws, where applicable. The table also includes the number of common shares that may be acquired pursuant to options that are currently exercisable or will be exercisable within 60 days of September 20, 2004 (Spachman — 0; Michelson –0; Phillips — 0; Monda — 0; Raudins — 24,000).

(3)	Does not include shares held by our subsidiary, National Interstate Insurance Company. Under Ohio law, shares held by an issuer’s wholly-owned subsidiary do not have voting rights and are not counted for quorum purposes.

(4)	Other than Mr. Spachman who is included above.

(5)	Represents common shares repurchased from a previous shareholder. Under Ohio law, shares held by an issuer’s wholly-owned subsidiary do not have voting power.

(6)	Mr. Moroney was our Secretary and General Counsel until February 2002.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS;

RIGHTS OF GREAT AMERICAN INSURANCE COMPANY AFTER THE OFFERING

          We are party to several agreements with Great American Insurance Company relating to reinsurance and underwriting. The terms of these agreements, as described below, were negotiated by National Interstate and Great American Insurance Company. We believe that the terms of these agreements are comparable to those that we could obtain from independent third parties. Additionally, effective immediately following this offering, we will enter into an agreement with Great American Insurance Company, our majority shareholder, and Alan Spachman, our Chairman and President, relating to registration rights and rights of first refusal to buy back their shares in certain circumstances. Our current Board of Directors has approved the terms of these agreements, but the agreements have not been and will not be reviewed or approved by the independent Director who will join our Board upon completion of the offering.

Reinsurance, Underwriting and Other Arrangements

          Effective November 1, 1989, we became a party with Great American Insurance Company, our majority shareholder, to an Underwriting Management Agreement pursuant to which we agreed to underwrite and service policies of insurance related to public commercial transportation for a fee. Currently, under the terms of the agreement, we pay Great American Insurance Company a fee based on a percentage of written premiums. During the six months ended June 30, 2004 and during the years ended December 31, 2003, 2002 and 2001, the fees we paid to Great American Insurance Company under this agreement were approximately $0.2 million, $0.3 million, $0.4 million and $0.3 million, respectively. In the six months ended June 30, 2004 and during the years ended December 31, 2003, 2002 and 2001, we received fees in the amount of $0, $0, $0.6 million and $0.5 million, respectively, from Great American Insurance Company for administrative services we provided in connection with the underwriting of their public commercial transportation risks. Great American Insurance Company, its affiliated insurance companies and National Interstate are also parties to a Reinsurance Agreement dated November 1, 1989 pursuant to which we assume all of the risk and exposure on the polices we administer under the terms of the Underwriting Management Agreement. We anticipate that these agreements will remain in force under the same terms and conditions for the foreseeable future following the offering. However, pursuant to its terms, the Underwriting Management Agreement may be terminated without cause by either party from time to time and is terminable immediately upon termination of the related reinsurance treaty or if we no longer employ Mr. Spachman. Additionally, Great American Insurance Company, or its parent American Financial Group, Inc., perform certain services for us without charge including, without limitation, actuarial and internal audit services. We believe, based on discussions with Great American Insurance Company, that these services will continue to be provided from the affiliated entity in future periods. If these services were terminated, we believe the relative impact on operating results would not be material.

Registration Rights Agreement and Right of First Refusal

          Effective as of the completion of this offering, we will enter into an agreement with Great American Insurance Company and our Chairman and President, Alan Spachman, pursuant to which we will grant each of them registration rights in exchange for our right of first refusal to buy back their shares in connection with certain proposed sales of their common shares. Our right of first refusal will be triggered by any gift, bequest, sale, exchange, transfer, assignment or other disposition of all or any portion of the common shares owned, whether beneficially or of record, by either of Mr. Spachman or Great American Insurance Company, other than the transfer of shares (1) in a charitable gift or a bequest, without consideration, so long as the number of common shares transferred to one person or group of related persons as a result of such gift or bequest or series of related gifts or bequests is less than 10% of our total issued and outstanding common shares immediately prior to such gift, (2) pursuant to an underwriting agreement, a purchase agreement or similar arrangement to which we and Great American Insurance Company and/or Mr. Spachman are party relating to an underwritten public offering of our common shares, (3) in a public or privately negotiated sale, so long as, to the knowledge of the selling shareholder, each purchaser in such negotiated sale or series of negotiated sales, either alone or as a member of a group of related or affiliated purchasers, will not be the beneficial owner of 10% or more of our total issued and outstanding common shares immediately following such sale, (4) pursuant to a tender offer or exchange offer approved or recommended by at least two-thirds of our shareholders, or (5) to any trust or other entity, for financial planning or estate planning purposes, without consideration, the primary beneficiary of which is Mr. Spachman or his lineal descendants. Great American Insurance Company has informed us that it has no current intention to dispose of the common shares that it beneficially owns following the offering.

          Under the registration rights agreement, beginning 180 days after the completion of this offering, both Great American Insurance Company and Alan Spachman will have the right to require us, subject to certain limitations, to register under the Securities Act of 1933, the common shares owned by such shareholder and their respective transferees for sale in a public offering. This includes a right to require us, following the one-year anniversary of this offering, to use our best efforts to register their common shares on a shelf registration. The number of demand registrations is unlimited, however, in each case, the shares that the shareholders and their respective transferees intend to sell must have an expected aggregate price to the public of at least $5 million.

          If we propose to file a registration statement covering our common shares (other than a registration statement with respect to our benefit plans or with respect to a business combination), both Great American Insurance Company and Alan Spachman will have the right to include common shares held by them or their transferees in the registration, subject to certain limitations.

          We have agreed to pay all costs and expenses incurred relating to one demand registration and a shelf registration, except in limited circumstances. All other costs and expenses would be borne by the selling shareholder. This agreement also contains customary terms and provisions with respect to, among other things, registration procedures and rights to indemnification in connection with the registration of the common shares on behalf of Great American Insurance Company or Alan Spachman.

Loan to Executive Officer

          At June 30, 2004, we held a $1,100,000 promissory note from Alan Spachman, our Chairman and President that was renewed in 2003 in accordance with the terms of the loan. The note bears interest at the prime rate as listed in the Wall Street Journal on the first business day of each month, less 0.75%; or 3.25% at June 30, 2004. The note was secured by a pledge of 1,400,000 of our common shares held by Mr. Spachman and the repayment date had been extended to December 31, 2004. On September 14, 2004, Mr. Spachman paid us $1,107,444 to satisfy the promissory note in full including all accrued interest.

Family Relationships

          Brian Spachman, the son of our Chairman and President, Alan Spachman, is a licensed insurance agent and sales representative at Explorer RV Insurance Agency, Inc., one of our subsidiaries.

DESCRIPTION OF CAPITAL SHARES

          The following description of our capital shares is a summary and is qualified in its entirety by the provisions of our Amended and Restated Articles of Incorporation and Code of Regulations, which will be effective immediately prior to this offering, and by provisions of Ohio law. Our authorized capital shares consist of 50,000,000 common shares, $0.01 par value per share, and 10,000,000 preferred shares, without par value. Upon completion of this offering,                     common shares and no preferred shares will be issued and outstanding.

Common Shares

          The holders of common shares are entitled to one vote per share on all matters submitted to a vote of shareholders. Shareholders have the right to cumulate their votes for the election of Directors. The holders of common shares will be entitled to receive dividends as may be declared from time to time by the Board of Directors out of funds legally available for those dividends. Holders of common shares are entitled to receive, upon any liquidation, all remaining assets available for distribution to shareholders after satisfaction of our liabilities and the preferential rights of any preferred shares that may then be issued and outstanding. The holders of the common shares will have no preemptive, conversion or redemption rights. As of August 31, 2004, there were 12 holders of our common shares.

Preferred Shares

          Our Articles of Incorporation provide that the Board of Directors may issue preferred shares from time to time in one or more series, and the Board of Directors, without further shareholder approval, has the authority to fix by resolution or resolutions the number of shares, designations, powers, preferences, participation, rights, qualifications, limitations and restrictions of the preferred shares, including, without limitation, the dividend rights and terms, liquidation preference, sinking funds and any other rights, preferences, privileges and restrictions.

          The purpose of authorizing the Board of Directors to determine these rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of common shares and make it more difficult for a third party to gain control of us. Currently, there are no outstanding preferred shares. Additionally, the Board of Directors has no current intention to issue preferred shares.

Shareholder Protection Provisions

          Pursuant to our Code of Regulations, our Board of Directors may consist of between eight and thirteen Directors, as determined by the Board from time to time. Effective immediately prior to this offering, the size of our Board of Directors will be fixed at eight Directors and will be divided into two classes. Directors of each class will serve for two-year terms, with one class being elected by our shareholders each year. Our Code of Regulations provides for the appointment by the existing Board of Directors of an additional Director in certain deadlock situations. Pursuant to Ohio law, our shareholders are permitted to cumulate their votes for the election of Directors. The authorized number of Directors and the number of Directors in each class may be changed by our Directors at any meeting of our Board of Directors by vote of a majority of the Directors then in office. The authorized number of Directors and the number of Directors in each class may also be changed by our shareholders at any meeting of shareholders, by holders of a majority of our shares entitled to vote on the proposal, but only upon recommendation of our Board of Directors. Otherwise, such a change would require approval of the holders of 80% of the voting power. The affirmative vote of holders of two-thirds of the outstanding shares is needed to change this provision in our Code of Regulations.

          Under the Ohio General Corporation Law, because our Board of Directors is divided into classes, our shareholders may remove our Directors only for “cause.” If any Director is removed, the remaining Directors, even if less than a majority of the whole authorized number of Directors, may fill any such vacancy by a majority vote of the remaining Directors. A Director of any class may be removed upon the vote of the holders of a majority of the shareholder voting power entitled to vote in the election of Directors. Unless all of the Directors of a class are removed, a Director may not be removed if votes of a sufficient number of shares are cast against the Director’s removal that, if cumulatively voted at an election of all of the Directors, or all of the Directors of a particular class, would be sufficient to elect one Director.

          At a meeting of shareholders at which Directors are to be elected, only persons properly nominated as candidates will be eligible for election as Directors. Candidates may be properly nominated either by our Board of Directors or by a shareholder. For a shareholder to nominate a candidate for election as a Director, the shareholder must be a shareholder of record at the time of the giving of the notice of the meeting and at the time of the meeting, be entitled to vote at the meeting for the election of Directors and give timely written notice of the nomination to our Secretary. To be timely, a shareholder’s notice must be given not later than the close of business on the 60th day, and not earlier than the opening of business on the 90th day, prior to the meeting, provided we gave timely notice of the date of the meeting. A shareholder’s notice must set forth, as to each candidate, among other information, all of the information we are required to disclose about the candidate in a proxy statement complying with the rules of the Securities and Exchange Commission. Our nominating/governance committee will also establish guidelines that each candidate for Director-nominee should meet.

          At our annual meetings of shareholders, we will only consider such business as is properly brought before the meeting. To be properly brought before an annual meeting, business must be specified in the notice of the meeting, brought before the meeting by the presiding officer or at the direction of our Board of Directors or properly requested by a shareholder. For business to be properly requested by a shareholder, the shareholder must be a shareholder of record at the time of the giving of the notice of the annual meeting and at the time of the annual meeting, be entitled to vote at the annual meeting and give timely written notice of the business to the Secretary. To be timely, the shareholder’s notice must be given not later than the close of business on the 60th day, and not earlier than the opening of business on the 90th day, prior to the annual meeting, provided we gave timely notice of the date of the annual meeting. The shareholder’s notice must set forth certain basic information about the shareholder and the business he or she proposes to bring before the meeting. At a special meeting of shareholders, only such business as is properly brought before the meeting will be conducted. To be properly brought before a special meeting, business must be specified in the notice of the meeting or brought before the meeting by the presiding officer or at the direction of our Board of Directors. The determination of whether any business is properly brought before any annual meeting or special meeting will be made by the presiding officer of the meeting. The presiding officer will be the Chairman of the Board or another officer designated by our Board of Directors. Our Code of Regulations provides that holders of at least 50% of the outstanding shares are required to call a special meeting of shareholders.

          Except as discussed above, our shareholders may amend our Articles of Incorporation and Code of Regulations by a vote of the holders of two-thirds of our voting power without a meeting or at a meeting by the vote of the holders of shares entitling them to exercise a majority of the voting power.

          Section 1701.831 of the Ohio General Corporation Law (also known as the “control share acquisition law”) generally prohibits transactions in which a person obtains one-fifth or more but less than one-third of all the voting power of a corporation, one-third or more but less than a majority of all the voting power of a corporation, or a majority or more of all the voting power of a corporation, unless the shareholders approve the transaction at a special meeting, at which a quorum is present, by both the affirmative vote of a majority of the voting power of the corporation represented at the meeting and by the affirmative vote of a majority of the voting power of the corporation represented at the meeting excluding the voting power of “interested shares.” “Interested shares” are shares held by the acquiring person, an officer of the corporation elected or appointed by the directors of the corporation or an employee of the corporation who is also a director of such corporation. A corporation may provide in its Articles of Incorporation or Code of Regulations that Section 1701.831 does not apply to control share acquisitions of its shares. We have not opted out of this statute.

          Section 1704.02 of the Ohio General Corporation Law (also known as the “merger moratorium law”) prohibits any “Chapter 1704 transaction” for a period of three years from the date on which a shareholder first becomes an “interested shareholder” unless the Directors of the corporation, before the shareholder became an interested shareholder, approved the Chapter 1704 transaction or the transaction pursuant to which the shareholder became an interested shareholder. A “Chapter 1704 transaction” is defined to include a variety of transactions such as mergers, consolidations, combinations or majority share acquisitions between an Ohio corporation and an interested shareholder or an affiliate of an interested shareholder. An “interested shareholder” is defined generally as any person who, directly or indirectly, beneficially owns 10% or more of the outstanding voting stock of the corporation. After the three-year period, a Chapter 1704 transaction is prohibited unless certain fair price provisions are complied with, the Directors of the corporation approved the purchase of shares which made the shareholder an interested shareholder, or the shareholders of the corporation approve the transaction by the affirmative vote of two-thirds of the voting power of the corporation or such other percentage set forth in the articles of incorporation of the corporation, if any, provided that a majority of the disinterested shareholders approve the transaction. We have not opted out of this statute.

Transfer Agent and Registrar

          The transfer agent and registrar for our common shares is National City Bank, Corporate Trust Operations, Cleveland, Ohio, 44135-1385.

SHARES ELIGIBLE FOR FUTURE SALE

General

          Prior to this offering, there has been no public trading market for our common shares and, as a result, we cannot predict whether an active trading market will develop and continue upon completion of this offering or if the market price of our common shares will decline below the initial public offering price. In addition, we cannot predict what effect, if any, future sales of our common shares, or the availability of common shares for future sale, will have on the trading price of our common shares. Sales of substantial amounts of our common shares in the public market by Great American Insurance Company, its affiliates or our other shareholders, or the possibility or perception that such sales could occur, could adversely affect prevailing market prices for our common shares.

          Upon completion of the offering, we will have a total of              common shares outstanding (             if the underwriters’ over-allotment option is exercised in full). The common shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, by persons other than our “affiliates.” Persons who may be deemed to be our affiliates generally include individuals or entities that control, are controlled by, or are under common control with, our company, and may include our Directors and officers, as well as our significant shareholders. Pursuant to the terms of a registration rights agreement, we are obligated to file registration statements covering the shares owned by Great American Insurance Company and Alan Spachman under certain circumstances. Great American Insurance Company and Mr. Spachman have been granted both “demand” and “piggyback” registration rights. See “Certain Relationships and Related Transactions; Rights of Great American Insurance Company After the Offering — Registration Rights Agreement and Right of First Refusal.” Any of their shares registered under a registration statement will be freely transferable.

          The remaining common shares outstanding after the offering, all of which will be owned by existing shareholders, will be “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933. These shares may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a shareholder, including our affiliates, who beneficially owns “restricted securities” may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the shareholder would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (1) 1% of our outstanding common shares or (2) the average weekly reported volume of trading of our common shares during the four calendar weeks preceding the filing of the notice of sale with the Securities and Exchange Commission on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and to the availability of current public information about us.

          In addition, under Rule 144(k), a shareholder who is not our affiliate, and who has not been our affiliate at any time during the 90 days preceding any sale, is entitled to sell such shares without regard to the foregoing limitations, provided that at least two years have elapsed since the shares were acquired from us or any of our affiliates.

Lock-Up Agreements

          We and all of our executive officers, Directors, the Director-nominees and certain shareholders, including Great American Insurance Company and its affiliates, have agreed, subject to certain exceptions, not to sell or transfer any of our common shares for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch & Co. This lockup agreement applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Benefit Plans

          Following the consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering 1,338,800 common shares reserved for issuance under our Long Term Incentive Plan. That registration statement will become automatically effective upon its filing. Accordingly, our common shares registered under the registration statement could be available for sale in the open market immediately, subject to the 180-day lock-up agreements described above and subject to vesting provisions and volume limitations applicable to our affiliates under Rule 144 of the Securities Act.

MATERIAL UNITED STATES FEDERAL TAX

CONSEQUENCES FOR NON-U.S. HOLDERS OF OUR COMMON SHARES

          The following is a description of the material United States federal income and estate tax consequences of the ownership and disposition of our common shares acquired by Non-U.S. Holders in this offering. A “Non-U.S. Holder” means any person or entity that is a beneficial owner of our common shares, other than:

•	an individual citizen or resident of the U.S.;

•	a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., or of any State of the U.S. or the District of Columbia, other than any partnership treated as foreign under U.S. Treasury Regulations;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (1) if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) which has made an election to be treated as a United States person.

          If a partnership holds the common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding the common shares should consult their tax advisors.

          This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder and judicial and administrative authority, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. We assume in the summary that a Non-U.S. Holder holds our common shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). It does not address aspects of U.S. federal taxation other than income and estate taxation. This summary does not discuss all the tax consequences that may be relevant to a Non-U.S. Holder in light of the Non-U.S. Holder’s particular circumstances, nor does it consider any specific facts or circumstances that may apply to a Non-U.S. Holder subject to special treatment under the U.S. federal income tax laws. In particular, this summary does not address the tax treatment of special classes of Non-U.S. Holders, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, persons holding our common shares as part of a hedging or conversion transaction or as part of a “straddle,” or U.S. expatriates. Moreover, special rules may apply if a Non-U.S. Holder is a “controlled foreign corporation,” “passive foreign investment company,” or “foreign personal holding company,” as defined under the Code. In addition, this summary does not address any state, local, or foreign tax considerations that may be relevant to a Non-U.S. Holder’s decision to purchase common shares.

          Prospective purchasers are urged to consult their tax advisors regarding the particular U.S. federal income and estate tax consequences, as well as other U.S. federal, state, and local tax consequences, and the non-U.S. tax consequences, to them of owning and disposing of our common shares.

U.S. Federal Income Tax

     Dividends

          If we pay dividends on our common shares, those payments will constitute dividends for U.S. income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. income tax principles. If those dividends exceed our current and accumulated earnings and profits, (1) the dividends will constitute a return of capital (to the extent of the Non-U.S. Holder’s basis in the shares) and will reduce the Non-U.S. Holder’s basis in the shares, but not below zero, and (2) any remaining amount of the dividends will be treated as capital gain from the sale of shares.

          In general, dividends we pay to a Non-U.S. Holder will be subject to U.S. withholding tax at a 30% rate of the gross amount (or a lower rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the Non-U.S. Holder within the United States.

          Dividends effectively connected with such a U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a Non-U.S. Holder, generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the repatriation or deemed repatriation from the U.S. of its “effectively connected earnings and profits,” subject to certain adjustments and exceptions.

          A Non-U.S. Holder of common shares who wishes to claim the benefit of an applicable income tax treaty rate for dividends, will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person or (b) if the common shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

          A Non-U.S. Holder of common shares eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

     Disposition of Our Common Shares

          Generally, Non-U.S. Holders will not be subject to U.S. federal income tax, or withholding thereof, in respect of gain recognized on a disposition of our common shares unless one or more of the following exceptions applies:

•	The gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S., or if a tax treaty applies, is attributable to a permanent establishment of the Non-U.S. Holder in the U.S. In any such case, gain will be subject to regular graduated U.S. income tax rates, and the branch profits tax described above under “U.S. Federal Income Tax — Dividends” may also apply if the Non-U.S. Holder is a corporation.

•	In the case of a Non-U.S. Holder who is a non-resident alien individual and holds our common shares as a capital asset, the Non-U.S. Holder is present in the U.S. for 183 or more days in the taxable year of the sale and other conditions are met.

•	We are or, during the past five years, have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met. We do not believe that we are or, during the past five years, have been a United States real property holding corporation for U.S. federal income tax purposes, and we do not expect to become one in the future. Even if we are or have been a United States real property holding corporation for U.S. federal income tax purposes, a Non-U.S. Holder who is otherwise not subject to U.S. federal income tax on gain realized on a sale or other disposition of our common shares would not be subject to such taxation, but only if our common shares are “regularly traded on an established securities market” for U.S. federal income tax purposes and such Non-U.S. Holder does not own (and did not own), directly or indirectly, at any time during the five-year period ending on the date of disposition, more than five percent of the outstanding common shares.

Backup Withholding and Information Reporting

          Generally, we must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends that we paid to a Non-U.S. Holder, and the amount of tax that we withheld on those dividends. These reporting requirements apply regardless of whether withholding tax was reduced or eliminated by an applicable tax treaty. This information may also be made available to the tax authorities of a country in which the Non-U.S. Holder resides or is established. Under some circumstances, Treasury Regulations require backup withholding and additional information reporting on dividends. The gross amount of dividends paid to a Non-U.S. Holder that fails to certify its status as a non-U.S. person in accordance with applicable Treasury Regulations generally will be reduced by backup withholding at the applicable rate (currently 28%). Generally, dividends paid to a Non-U.S. Holder that are subject to the 30% U.S. federal withholding tax described above under “U.S. Federal Income Tax — Dividends” are not subject to backup withholding.

          Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of common shares within the U.S. or conducted through U.S.-related financial intermediaries unless the Non-U.S. Holder certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the Non-U.S. Holder establishes an exemption.

          Backup withholding is not an additional tax. A Non-U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the Internal Revenue Service.

          Non-U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situation, including the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

U.S. Federal Estate Tax

          If an individual Non-U.S. Holder owns, or is treated as owning, our common shares at the time of his or her death, such common shares would generally be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

          We intend to offer the shares through the underwriters for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, KeyBanc Capital Markets, a division of McDonald Investments Inc., and Morgan Keegan & Company, Inc. are acting as representatives. Subject to the terms and conditions described in a purchase agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling shareholders, the number of shares listed opposite their names below.

Number of
Underwriter	Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
KeyBanc Capital Markets, a division of McDonald Investments Inc.
Morgan Keegan & Company, Inc.
Total

          The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

          We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

          The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

          The following table shows the public offering price, underwriting discount and proceeds before expenses to National Interstate Corporation and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to National Interstate Corporation	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

          The expenses of the offering, not including the underwriting discount, are estimated at $          and are payable by National Interstate Corporation.

Over-allotment Option

          We have granted an option to the underwriters to purchase up to                     additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

          At our request, the underwriters have reserved for sale, at the initial public offering price, up to                      shares offered by this prospectus, for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

          We and all of our executive officers, Directors, the Director-nominees and certain existing shareholders have agreed, subject to certain exceptions, not to sell or transfer any of our common shares for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any of our common shares,

•	sell any option or contract to purchase any of our common shares,

•	purchase any option or contract to sell any of our common shares,

•	grant any option, right or warrant for the sale of any of our common shares,

•	lend or otherwise dispose of or transfer any of our common shares,

•	request or demand that we file a registration statement related to our common shares, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any of our common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

          During this 180-day period, we and the selling shareholders, our executive officers and directors and certain existing shareholders are permitted to issue or exercise, as the case may be, options to acquire our common shares, transfer our common shares as a bona fide gift or pledge, sell our common shares under this Registration Statement or transfer our common shares on death by will or intestacy provided that the transferee agrees to be bound in writing by this lockup provision.

          This lockup provision applies to our common shares and to securities convertible into or exchangeable or exercisable for or repayable with our common shares. It also applies to our common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on the Nasdaq National Market

          We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol “NATL.”

          Before this offering, there has been no public market for our common shares. The initial public offering price will be determined through negotiations among us, the selling shareholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

          An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

          The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

          Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.

          If the underwriters create a short position in the common shares in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common shares to stabilize its price or to reduce a short position may cause the price of the common shares to be higher than it might be in the absence of such purchases.

          The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

          Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

          Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

          The validity of the common shares offered in the offering and certain legal matters relating to the offering will be passed upon on our behalf by Thompson Hine LLP. Certain legal matters relating to the offering will be passed upon for the underwriters by Dewey Ballantine LLP. Dewey Ballantine LLP will rely upon the opinion of Thompson Hine LLP as to matters governed by the laws of the State of Ohio.

EXPERTS

          Our consolidated financial statements and schedules as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003 appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed a registration statement on Form S-1 with the Securities and Exchange Commission (File No. 333-            ) relating to this offering. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to one of our contracts or other documents, please be aware that the reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the Securities and Exchange Commission’s public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 as well as through the Securities and Exchange Commission’s website at http://www.sec.gov.

          When we complete this offering, we will file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any documents filed by us at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Our Securities and Exchange Commission filings will also be available through the Securities and Exchange Commission’s website at http://www.sec.gov. After the completion of this offering, we expect to provide annual reports to our shareholders that include financial information reported on by our independent registered public accountants and quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each fiscal year. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: National Interstate Corporation, Attention: General Counsel, 3250 Interstate Drive, Richfield, Ohio 44286, (330) 659-8900.

NATIONAL INTERSTATE CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

of National Interstate Corporation

          We have audited the accompanying consolidated balance sheets of National Interstate Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Interstate Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Cleveland, Ohio

April 15, 2004, except as to Note 15, as to which the date is                 , 2004.

The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 15 to the financial statements.

/s/ Ernst & Young LLP

Cleveland, Ohio

September 22, 2004

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)

	June 30,	December 31,	December 31,
	2004	2003	2002

	(Unaudited)
ASSETS
Investments:
Fixed maturities available-for-sale, at fair value (amortized cost — $167,486, $127,962 and $82,122, respectively)	$165,875	$128,882	$84,433
Equities available-for-sale, at fair value (cost — $13,507, $14,441 and $11,502, respectively)	13,488	15,411	11,003
Short-term investments, at cost which approximates fair value	220	1,719	3,216

Total investments	179,583	146,012	98,652
Cash and cash equivalents	24,600	21,610	11,802
Promissory note from officer	1,100	1,100	1,100
Accrued investment income	1,985	1,490	1,320
Premiums receivable, net of allowance for doubtful accounts of $366, $424 and $476, respectively	81,838	42,551	25,965
Reinsurance recoverables on paid and unpaid losses	47,338	43,119	37,732
Prepaid reinsurance premiums	31,048	14,463	8,309
Deferred policy acquisition costs	14,741	10,720	8,604
Deferred federal income taxes	6,238	4,274	2,371
Property and equipment, net	11,678	11,765	12,079
Funds held by reinsurer	2,252	1,926	1,795
Other assets	1,903	1,626	640

Total assets	$404,304	$300,656	$210,369

LIABILITIES AND SHAREHOLDERS’ EQUITY
Unpaid losses and loss adjustment expenses	$143,863	$128,726	$102,210
Unearned premiums	117,882	69,708	48,226
Long-term debt	18,172	18,901	6,583
Note payable to affiliate	15,000	—	—
Amounts withheld or retained for account of others	14,866	10,975	4,853
Reinsurance balances payable	11,605	3,784	6,376
Other accounts payable	10,041	9,027	5,816
Commissions payable	8,142	5,653	2,601
Assessments and fees payable	6,147	4,202	3,772

Total liabilities	345,718	250,976	180,437
Shareholders’ Equity:
Preferred shares — no par value
Authorized — 10,000,000 shares
Issued — 0 shares	—	—	—
Common shares — $0.01 par value
Authorized — 50,000,000 shares
Issued — 20,000,000 shares, including 4,975,800, 4,975,800 and 4,925,800 shares in treasury	200	200	200
Additional paid-in capital	758	758	758
Retained earnings	66,277	54,512	34,668
Accumulated other comprehensive income (loss)	(1,630)	1,229	1,197
Treasury shares	(7,019)	(7,019)	(6,891)

Total shareholders’ equity	58,586	49,680	29,932

Total liabilities and shareholders’ equity	$404,304	$300,656	$210,369

See notes to consolidated financial statements.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Six Months Ended
	June 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)	(Unaudited)
Revenue:
Premiums earned	$74,623	$58,376	$126,364	$87,356	$72,256
Net investment income	3,828	2,596	5,772	4,513	3,725
Realized gains (losses) on investments	1,156	1,469	1,529	(386)	469
Other	3,821	2,483	4,384	3,367	2,477

Total revenues	83,428	64,924	138,049	94,850	78,927
Expenses:
Losses and loss adjustment expenses	44,546	30,292	68,798	55,049	52,565
Commissions and other underwriting expense	16,987	14,951	32,211	24,156	21,940
Other operating and general expenses	3,037	2,546	4,893	3,928	2,398
Interest expense	950	180	1,043	193	329

Total expenses	65,520	47,969	106,945	83,326	77,232

Income before federal income taxes	17,908	16,955	31,104	11,524	1,695
Provision for federal income taxes	6,143	6,327	11,260	3,236	487

Net income	$11,765	$10,628	$19,844	$8,288	$1,208

Net income per common share — basic	$0.78	$0.71	$1.32	$0.49	$0.07

Net income per common share — diluted	$0.76	$0.69	$1.29	$0.49	$0.07

Weighted average of common shares outstanding, basic	15,024	15,066	15,057	16,805	17,583

Weighted average of common shares outstanding, diluted	15,387	15,320	15,347	16,949	17,674

See notes to consolidated financial statements.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Dollars in thousands)

				Accumulated
		Additional		Other
	Common	Paid-In	Retained	Comprehensive	Treasury
	Shares	Capital	Earnings	Income (Loss)	Shares	Total

Balance at January 1, 2001	$200	$758	$25,172	$(873)	$(3,300)	$21,957
Net income			1,208			1,208
Unrealized appreciation of investment securities, net of taxes of $0				49		49

Comprehensive income						1,257
Purchase of 10,000 treasury shares					(16)	(16)

Balance at December 31, 2001	200	758	26,380	(824)	(3,316)	23,198
Net income			8,288			8,288
Unrealized appreciation of investment securities, net of taxes of $616				2,021		2,021

Comprehensive income						10,309
Issuance of 9,000 treasury shares					47	47
Purchase of 2,510,000 treasury shares					(3,622)	(3,622)

Balance at December 31, 2002	200	758	34,668	1,197	(6,891)	29,932
Net income			19,844			19,844
Unrealized appreciation of investment securities, net of taxes of $45				32		32

Comprehensive income						19,876
Purchase of 50,000 treasury shares					(128)	(128)

Balance at December 31, 2003	200	758	54,512	1,229	(7,019)	49,680
Net income (unaudited)			11,765			11,765
Unrealized depreciation of investment securities, net of tax benefit of $661 (unaudited)				(2,859)		(2,859)

Comprehensive income (unaudited)						8,906

Balance at June 30, 2004 (unaudited)	$200	$758	$66,277	$(1,630)	$(7,019)	$58,586

See notes to consolidated financial statements.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Six Months Ended
	June 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)	(Unaudited)
Operating activities
Net income	$11,765	$10,628	$19,844	$8,288	$1,208
Adjustments to reconcile net income to net cash provided by operating activities:
Net amortization of bond premiums and discounts	197	297	646	563	216
Provision for depreciation and amortization	589	649	1,265	1,395	1,113
Net realized (gain) loss on investment securities	(1,156)	(1,469)	(1,529)	386	(469)
Loss (gain) on disposal of fixed assets	10	8	9	—	(38)
Deferred federal income taxes	(1,303)	(2,672)	(1,949)	(1,358)	(786)
Increase in deferred policy acquisition costs, net	(4,021)	(4,467)	(2,116)	(333)	(273)
Increase in reserves for losses and loss adjustment expenses	15,137	7,344	26,516	31,358	27,617
Decrease (increase) in premiums receivable	(39,287)	(35,308)	(16,586)	(7,062)	961
Increase in unearned premiums and service fees	48,174	42,052	21,482	7,060	3,644
Increase in interest receivable, prepaid reinsurance premiums and other assets	(17,728)	(12,064)	(7,046)	(2,271)	(2,265)
Increase in accounts payable, commissions and other liabilities, premiums and other funds collected from others and assessments and fees payable	9,339	10,041	12,815	5,507	2,190
Decrease (increase) in reinsurance recoverable	(4,219)	682	(5,387)	(14,566)	(13,514)
Increase (decrease) in reinsurance balances payable	7,821	1,214	(2,592)	56	5,040

Net cash provided by operating activities	25,318	16,935	45,363	29,023	24,644
Investing activities
Purchases of investments	(96,562)	(98,010)	(158,405)	(50,113)	(50,469)
Proceeds from sale or maturity of investments	60,430	69,543	112,005	31,829	26,275
Purchases of property and equipment	(467)	(387)	(889)	(1,253)	(2,217)

Net cash used in investing activities	(36,599)	(28,854)	(47,289)	(19,537)	(26,411)

	Six Months Ended
	June 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)	(Unaudited)
Financing activities
Proceeds from long-term debt	$—	$15,464	$15,464	$7,000	$—
Proceeds from note payable from affiliate	15,000	—	—	—	—
Repayment of mortgage loan and notes payable	(729)	(2,625)	(3,146)	(9,624)	(410)
Purchase of common shares for treasury	—	(19)	(128)	(3,622)	(16)
Issuance of common shares from treasury	—	—	—	47	—
Deferred financing costs	—	—	(456)	—	—

Net cash provided by (used in) financing activities	14,271	12,820	11,734	(6,199)	(426)

Net increase (decrease) in cash and cash equivalents	2,990	901	9,808	3,287	(2,193)
Cash and cash equivalents at beginning of period	21,610	11,802	11,802	8,515	10,708

Cash and cash equivalents at end of period	$24,600	$12,703	$21,610	$11,802	$8,515

See notes to consolidated financial statements.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Years Ended December 31, 2003 (audited)
Six Months Ended June 30, 2004 and 2003 (unaudited)
(Dollars in thousands)

1.	Background, Organization and Significant Accounting Policies

          National Interstate Corporation and its subsidiaries (the Company) operate as an insurance holding company group that underwrites and sells traditional and alternative property and casualty insurance products to the passenger transportation industry and the trucking industry, general commercial insurance to small businesses in Hawaii, and personal auto insurance to owners of recreational vehicles throughout the United States.

          The Company is a 65% (on a fully diluted basis as of June 30, 2004) owned subsidiary of Great American Insurance Company (Great American), a wholly-owned subsidiary of American Financial Group, Inc. The Company has three property and casualty insurance subsidiaries, National Interstate Insurance Company (NIIC), Hudson Indemnity, Ltd. (HIL) and National Interstate Insurance Company of Hawaii, Inc. (NIIC-HI) and four other subsidiaries. NIIC is licensed in all 50 states and the District of Columbia. Approximately 13% of the Company’s premiums are written in the state of Hawaii, and an additional 30%, collectively, in the states of California, Florida, North Carolina and Pennsylvania. HIL is domiciled in the Cayman Islands and conducts insurance business outside the United States. The Company writes its insurance policies on a direct basis through NIIC and in the state of Hawaii through NIIC-HI. The Company also assumes a portion of premiums written by other affiliate companies whose passenger transportation insurance business it manages. Insurance products are marketed through affiliates and independent agents and brokers. In addition, the Company has agency and service subsidiaries.

          A summary of the significant accounting policies applied in the preparation of the consolidated financial statements follows.

Basis of Presentation

          Certain amounts in the prior period financial statements have been reclassified to conform to the current period method of presentation. Historical financial statements have been adjusted to give effect to the 200-for-1 common share split effective                     , 2004 and the reclassification of all Class A common shares as common shares effective immediately prior to the offering.

          The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States, which differ in some respects from statutory accounting principles permitted by state regulatory agencies (see Note 9).

Principles of Consolidation

          The consolidated financial statements include the accounts of the National Interstate Corporation and its subsidiaries, NIIC, NIIC-HI, HIL, National Interstate Insurance Agency, Inc. (NIIA), American Highways Insurance Agency, Inc., Safety, Claims, and Litigation Services, Inc., and Explorer Insurance Agency, Inc. Significant intercompany transactions have been eliminated.

Use of Estimates

          The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates and assumptions used.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited Interim Financial Statements

          The interim consolidated financial statements as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 and the financial data and other information for these periods disclosed in these notes to the consolidated financial statements are unaudited. In the opinion of management, the Company has made all adjustments, consisting primarily of normal recurring accruals, necessary for a fair presentation of the financial condition of the Company as of June 30, 2004, and the results of operations, changes in shareholders’ equity and cash flows for the six month periods ended June 30, 2004 and 2003, as presented in the accompanying unaudited interim financial statements.

Cash Equivalents

          The Company considers all highly liquid investments with a maturity date of three months or less at the date of acquisition to be cash equivalents.

Investments

          The Company classifies all investment securities as available for sale, which are recorded at fair value with unrealized gains and losses (net of tax) on such securities, reported as a separate component of shareholders’ equity as accumulated other comprehensive income (loss).

          Net investment income is adjusted for amortization of premiums and accretion of discounts to maturity or if callable to the call date, or in the case of mortgage-backed securities, over the estimated life of the security. Realized gains and losses credited or charged to income are determined by the specific identification method for bonds and by the average cost method for common and preferred stock. When a decline in fair market value is deemed to be other-than-temporary, a provision for impairment is charged to earnings (included in realized gains) and the cost basis of that investment is reduced.

Deferred Policy Acquisition Costs

          The costs of acquiring new business, principally commissions and premium taxes and certain underwriting expenses directly related to the production of new business, are deferred and amortized over the period in which the related premiums are earned. Policy acquisition costs, which are not recoverable from future policy revenues, are charged to operations.

Property and Equipment

          Property and equipment (including electronic data processing equipment and related software) are reported at cost less accumulated depreciation and amortization. Property and equipment are depreciated or amortized over the estimated useful lives on a straight-line basis.

Unpaid Losses and Loss Adjustment Expenses

          The liabilities for unpaid losses and loss adjustment expenses are determined on the basis of estimates of policy claims reported and estimates of unreported claims based on historical and industry data. The estimates of policy claim amounts are continuously reviewed and any adjustments resulting are reflected in operations currently. Although considerable variability is inherent in such estimates, management believes that the liabilities for unpaid losses and loss adjustment expenses are adequate. These liabilities are reported net of amounts recoverable from salvage and subrogation.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assessments

          The Company has provided for estimated assessments anticipated for reported insolvencies of other insurers and other charges from regulatory organizations. Management has accrued for these potential liabilities as premiums are written because the assessments and fees generally are based on prospective premium writings.

Unearned Premiums, Commissions and Service Fees

          Unearned premiums, commissions and service fees are calculated using the daily pro-rata method.

Premiums Receivable

          Premiums receivable are carried at cost, which approximate fair value. Management provides an allowance for doubtful accounts in the period that collectibility is deemed impaired.

Promissory Note from Officer

          The promissory note from officer is carried at cost. Interest income on the promissory note is recognized during the period that the loan balance is outstanding.

Reinsurance

          Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. A significant portion of the reinsurance is affected by excess of loss reinsurance contracts. Premiums ceded are reported as a reduction of premiums earned.

Segment Information

          The Company offers a range of products and services, but operates as one reportable property-casualty insurance segment.

Federal Income Taxes

          Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled.

Stock-Based Compensation

          The Company applies the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees, and its related interpretations for its accounting of stock compensation plans for employees. In accordance with the intrinsic value method prescribed by APB No. 25, compensation cost is measured as the excess, if any, of the market price of the equity instrument awarded at the measurement date over the amount an employee must pay to acquire the equity instrument. Since options are granted at exercise prices equal to the fair value of the shares at the date of grant, no compensation expense is currently recognized.

          Statement of Financial Accounting Standard, or SFAS, No. 148, Accounting for Stock-Based Compensations — Transition and Disclosure, permits entities to continue to apply the provisions of APB No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

option grants as if the fair-value-based method, as defined in SFAS No. 123, Accounting for Stock-Based Compensation, had been applied. SFAS No. 148 provides alternative methods of transitioning to SFAS No. 123’s fair value method of accounting for stock-based employee compensation, but does not require companies to account for employee stock options using the fair value method. The Company has elected to continue to apply provisions of APB No. 25 and provide the pro forma disclosures required by SFAS No. 148 (see Note 11).

Comprehensive Income

          Comprehensive income includes the Company’s net income plus the changes in the unrealized gains or losses (net of income taxes) on the Company’s available-for-sale securities. The details of the comprehensive income are reported in the consolidated statements of shareholders’ equity.

Earnings Per Common Share

          Basic earnings per common share has been computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share are based on the weighted average number of common shares and dilutive potential common shares outstanding during the period using the treasury stock method.

Recent Accounting Pronouncements

Other-Than-Temporary Impairment

          Effective December 31, 2003, the Company adopted Emerging Issue Task Force (EITF) Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, or EITF 03-01. Under this guidance, disclosures are required for unrealized losses on fixed maturity and equity securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are classified as either available-for-sale or held-to-maturity. The disclosure requirements were effective for fiscal years ending after December 15, 2003. In addition, EITF 03-01 includes recognition and impairment guidance that is required to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The Company’s adoption of EITF 03-01 did not have a material impact on the Company’s financial condition or results of operations.

          Accounting standards recently issued by the Financial Accounting Standard Board, Statements of Position and Practice Bulletins issued by the American Institute of Certified Public Accountants and consensus positions of the EITF, which are not reflected within these statements are currently not applicable to the Company, and therefore would have no impact on the Company’s financial condition, results of operations or cash flow.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Investments

          The amortized cost and fair value of investments in fixed maturities and preferred and common stocks are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

June 30, 2004:
Fixed maturities:
U.S. Government and government agency obligations	$124,000	$236	$(1,977)	$122,259
State and local government obligations	17,759	351	(134)	17,976
Corporate obligations	25,727	343	(430)	25,640

Total fixed maturities	167,486	930	(2,541)	165,875
Equity securities:
Preferred stocks	10,683	158	(290)	10,551
Common stocks	2,824	134	(21)	2,937

Total equity securities	13,507	292	(311)	13,488

Total investments	$180,993	$1,222	$(2,852)	$179,363

December 31, 2003:
Fixed maturities:
U.S. Government and government agency obligations	$65,486	$435	$(842)	$65,079
State and local government obligations	27,816	735	(117)	28,434
Corporate obligations	34,660	892	(183)	35,369

Total fixed maturities	127,962	2,062	(1,142)	128,882
Equity securities:
Preferred stocks	9,791	415	(37)	10,169
Common stocks	4,650	671	(79)	5,242

Total equity securities	14,441	1,086	(116)	15,411

Total investments	$142,403	$3,148	$(1,258)	$144,293

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

December 31, 2002:
Fixed maturities:
U.S. Government and government agency obligations	$19,765	$654	$(2)	$20,417
State and local government obligations	19,850	697	(44)	20,503
Corporate obligations	42,507	1,171	(165)	43,513

Total fixed maturities	82,122	2,522	(211)	84,433
Equity securities:
Preferred stocks	7,480	168	(156)	7,492
Common stocks	4,022	180	(691)	3,511

Total equity securities	11,502	348	(847)	11,003

Total investments	$93,624	$2,870	$(1,058)	$95,436

          The amortized cost and fair value of fixed maturities at June 30, 2004 and December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value

June 30, 2004:
Due in one year or less	$2,158	$2,194
Due after one year through five years	31,020	31,404
Due after five years through ten years	106,488	105,065
Due after ten years	27,820	27,212

Total fixed maturities	$167,486	$165,875

December 31, 2003:
Due in one year or less	$2,342	$2,372
Due after one year through five years	27,503	28,417
Due after five years through ten years	24,266	24,555
Due after ten years	73,851	73,538

Total fixed maturities	$127,962	$128,882

          Proceeds from sales of investments were as follows:

	Six Months Ended
	June 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

Fixed maturities	$37,959	$66,184	$77,841	$23,332	$15,626
Common and preferred stock	8,201	848	2,587	976	2,369

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Gains and losses on the sale of these investments were:

	Six Months Ended
	June 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

Fixed maturity gains	$848	$1,594	$2,158	$779	$485
Fixed maturity losses	(169)	(97)	(463)	(108)	—
Equity security gains	660	14	225	61	310
Equity security losses	(183)	(42)	(391)	(1,118)	(326)

Net realized gains (losses)	$1,156	$1,469	$1,529	$(386)	$469

          During the six months ended June 30, 2004 and 2003, there were no declines in fair market value that the Company deemed to be other-than-temporary. Included in equity security losses above are charges to income of $11, $326 and $0 in 2003, 2002 and 2001, respectively, representing declines in fair market value of equity securities that the Company has deemed to be other-than-temporary. Included in fixed maturity losses above is a charge to income of $100 in 2002, representing a decline in fair market value of fixed maturities that the Company deemed to be other-than-temporary.

          The following table summarizes the Company’s gross unrealized losses on fixed maturities and equity securities and length of time that individual securities have been in a continuous unrealized loss position:

	Amortized	Fair	Unrealized	Number of
	Cost	Value	Losses	Holdings

June 30, 2004:
Fixed maturities:
12 months or less	$115,483	$113,435	$2,048	112
Greater than 12 months	7,813	7,320	493	9

Total fixed maturities	123,296	120,755	2,541	121
Equity securities:
12 months or less	4,863	4,590	273	18
Greater than 12 months	598	560	38	3

Total equity securities	5,461	5,150	311	21

Total fixed maturities and equity securities	$128,757	$125,905	$2,852	142

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Amortized	Fair	Unrealized	Number of
	Cost	Value	Losses	Holdings

December 31, 2003:
Fixed maturities:
12 months or less	$49,944	$48,802	$1,142	57
Greater than 12 months	—	—	—	—

Total fixed maturities	49,944	48,802	1,142	57
Equity securities:
12 months or less	2,198	2,152	46	12
Greater than 12 months	930	860	70	11

Total equity securities	3,128	3,012	116	23

Total fixed maturities and equity securities	$53,072	$51,814	$1,258	80

          The following table summarizes investment income earned and investment expenses incurred:

	Six Months Ended
	June 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

Investment income:
Fixed maturities	$3,306	$2,208	$5,055	$3,810	$2,732
Equity securities	386	343	686	528	476
Other	191	101	139	269	586
Investment expense	(55)	(56)	(108)	(94)	(69)

Net investment income	$3,828	$2,596	$5,772	$4,513	$3,725

          At June 30, 2004, December 31, 2003 and December 31, 2002, the carrying value of all deposits with state insurance departments was $8,723, $9,218 and $7,387, respectively. These deposits consisted of fixed maturity investments, certificates of deposit and money market funds.

3.	Promissory Note from Officer

          The promissory note from officer is payable December 31, 2004 and pays interest quarterly computed at 0.75% below the prime rate of a major lending institution. National Interstate Corporation common shares with a book value in excess of the face amount of the note are held as collateral. At June 30, 2004 and December 31, 2003, the interest rate on this promissory note was 3.25%. The principal balance and all accrued interest of the promissory note from officer was paid off on September 14, 2004.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Property and Equipment

          The following is a summary of the major classes of property and equipment at June 30, 2004, December 31, 2003 and 2002:

		December 31,
	June 30,
	2004	2003	2002

Land and building	$11,154	$10,976	$10,965
Data processing equipment and software	5,355	5,144	4,346
Office furniture and leasehold improvement	953	891	860
Automobiles	169	188	147

	17,631	17,199	16,318
Accumulated depreciation and amortization	(5,953)	(5,434)	(4,239)

Total net property and equipment	$11,678	$11,765	$12,079

5.	Note Payable and Long-term Debt

		December 31,
	June 30,
	2004	2003	2002

Junior subordinated debentures	$15,464	$15,464	$—
Line of credit	—	—	2,000
Term note payable to bank	2,708	3,437	4,583
Note payable to affiliate	15,000	—	—

Total notes payable and long-term debt	$33,172	$18,901	$6,583

          In May 2003, the Company purchased the outstanding common equity of a business trust that issued mandatorily redeemable preferred capital securities (capital securities). The trust used the proceeds from the issuance of its capital securities and common equity to buy $15,464 aggregate principal amount of debentures issued by the Company. These debentures are the trust’s only assets and mature in 2033. The interest rate is equal to the three-month LIBOR (1.61% at June 30, 2004 and 1.17% at December 31, 2003) plus 420 basis points with interest payments due quarterly. Payments from the debentures finance the distributions paid on the capital securities. The Company has the right to redeem its debentures, in whole or in part, on or after May 23, 2008. In accordance with FASB Interpretation No. 46, Consolidation of Variable Interest Entities, the Company determined that the business trust is a variable interest entity for which it is not the primary beneficiary and therefore, did not consolidate the trust with the Company. To the extent the trust does not have funds available to make payments, as guarantor, the Company unconditionally guarantees payment of required distributions on the capital securities, the redemption price when the capital security is redeemed, and amounts due if the trust is liquidated or terminated. The Company recorded its equity interest in the trust as a common stock investment.

          The line of credit of $2,000 (unused at June 30, 2004) bears interest at the lending institution’s prime rate (4.00% at June 30, 2004, 4.00% at December 31, 2003 and 4.25% at December 31, 2002) less 50 basis points and requires an annual commitment fee of $1. In accordance with the terms of the line of credit agreement, interest payments are due monthly and the principal balance is due upon demand. In addition, the Company has agreed to refrain from assigning, conveying or otherwise transferring any security interest in the common shares of NIIC.

          The term note is governed by a four-year, unsecured term loan agreement, which was executed in August 2002. The note was originally issued for $5,000 and bears interest at the bank’s prime rate (4.00%

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

at June 30, 2004, 4.00% at December 31, 2003 and 4.25% at December 31, 2002) less 50 basis points. The note is due in monthly principal installments of $104 plus interest. The term loan agreement contains certain covenants. At June 30, 2004 and December 31, 2003, the Company was in compliance with all of its loan covenants.

          Interest paid in the six months ended June 30, 2004 and 2003 was $385 and $97, respectively. Interest paid in 2003, 2002 and 2001 was $570, $210 and $364, respectively.

          The promissory note payable to affiliate is governed by a five-year, unsecured note, which was executed in June 2004. The note was issued for $15,000 to the Company’s majority shareholder, Great American Insurance Company, at a fixed interest rate of 7.0% with interest only payments due quarterly. The principal is due June 2009 and may be paid in advance without prepayment penalty.

          Scheduled maturities for all long-term debt including the note payable to affiliate as of June 30, 2004 and December 31, 2003 are as follows:

	June 30, 2004	December 31, 2003

2004	$521	$1,250
2005	1,250	1,250
2006	937	937
2007	—	—
2008 and later	30,464	15,464

	$33,172	$18,901

6.	Premiums, Reinsurance and Transactions with Related Parties

          NIIC is involved in both the cession and assumption of reinsurance. NIIC is a party to a reinsurance agreement, and National Interstate Insurance Agency (NIIA), a wholly-owned subsidiary, is a party to an underwriting management agreement with Great American. The reinsurance agreement calls for the assumption by NIIC of all of the risk on Great American’s net premiums written for public transportation and recreational vehicle risks and the payment by NIIC to Great American of a service fee based on these premiums. NIIA provides administrative services to Great American in connection with its underwriting of public transportation risks.

          The table below summarizes the reinsurance balance and activity with Great American:

	Six Months Ended
	June 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

Written premiums assumed	$5,458	$5,102	$8,261	$11,544	$11,056
Assumed premiums earned	3,743	5,072	8,834	12,092	9,513
Assumed losses and loss adjustment expense incurred	2,705	3,291	4,653	8,207	6,309
Service fee expense	177	156	250	404	296
Payable to Great American as of period end	127	257	780	533	894

          NIIC also cedes premiums through reinsurance agreements with non-affiliated reinsurers to reduce exposure in certain of its property-casualty insurance programs. Total ceded losses and loss adjustment expense recoveries recorded were $10,342 through June 30, 2004, $8,133 through June 30, 2003, $22,505 in 2003, $11,602 in 2002, and $7,154 in 2001. NIIC remains primarily liable as the direct insurer on all

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

risks reinsured and a contingent liability exists to the extent that the reinsurance companies are unable to meet their obligations for losses assumed. To minimize its exposure to significant losses from reinsurer insolvencies, NIIC regularly evaluates the financial condition of its reinsurers.

          Premiums and reinsurance activity consisted of the following:

	Six Months Ended June 30,

	2004		2003

	Written	Earned	Written	Earned

Direct	$140,271	$92,882	$101,530	$64,408
Assumed	9,134	8,433	15,905	10,647
Ceded	(43,179)	(26,692)	(28,456)	(16,679)

Net Premium	$106,226	$74,623	$88,979	$58,376

	Year Ended December 31,

	2003		2002		2001

	Written	Earned	Written	Earned	Written	Earned

Direct	$162,259	$143,958	$108,436	$101,238	$86,474	$84,062
Assumed	25,302	21,791	13,311	13,549	11,658	10,329
Ceded	(45,637)	(39,385)	(28,231)	(27,431)	(23,870)	(22,135)

Net Premium	$141,924	$126,364	$93,516	$87,356	$74,262	$72,256

          As of June 30, 2004 and December 31, 2003, the Company had reinsurance recoverables (including prepaid reinsurance premiums) due from the following reinsurers that exceeded 3.0% of consolidated shareholders’ equity:

Name of Reinsurer	June 30, 2004	December 31, 2003	A.M. Best Rating

General Reinsurance	$20,071	$19,905	A	++
TRAX Insurance Ltd.	13,609	6,701	—
Platinum Underwriters Reinsurance Inc.	11,557	4,856	A
Berkely Insurance Company	9,712	7,990	A
TOA Reinsurance Co. of America	5,282	2,319	A	+
Great American Insurance Company	4,527	4,525	A
Triumphe Casualty	3,753	1,983	A
St. Paul Re	3,262	5,145	A	-
All others	6,613	4,158

Total	$78,386	$57,582

Reinsurance receivable on paid and unpaid losses	$47,338	$43,119
Prepaid reinsurance premiums	31,048	14,463

	$78,386	$57,582

          Great American Insurance Company, or its parent American Financial Group, Inc., performs certain services for the Company without charge including, without limitation, actuarial and internal audit

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

services. Management believes, based on discussions with Great American Insurance Company, that these services will continue to be provided by the affiliated entity in future periods and the relative impact on operating results is not material.

7.	Unpaid Losses and Loss Adjustment Expenses

          The following table provides a reconciliation of the beginning and ending reserve balances for unpaid losses and loss adjustment expenses (LAE), on a net of reinsurance basis, for the dates indicated, to the gross amounts reported in the Company’s balance sheets.

	June 30,		December 31,

	2004	2003	2003	2002	2001

Reserve for losses and LAE, net of related reinsurance recoverables, at beginning of year	$86,740	$67,162	$67,162	$48,456	$30,819
Add:
Provision for unpaid losses and LAE for claims net of reinsurance, occurring during:
Current period	45,120	32,315	72,498	55,011	50,105
Prior period	(574)	(2,023)	(3,700)	38	2,460

	44,546	30,292	68,798	55,049	52,565
Deduct:
Losses and LAE payments for claims, net of reinsurance, occurring during:
Current period	12,544	9,961	26,385	20,573	20,446
Prior period	18,553	12,606	22,835	15,770	14,482

	31,097	22,567	49,220	36,343	34,928
Reserve for losses and LAE, net of related reinsurance recoverables, at end of period	100,189	74,887	86,740	67,162	48,456
Reinsurance recoverables on unpaid losses and LAE, at end of period	43,674	34,635	41,986	35,048	22,396

Reserve for unpaid losses and LAE, gross of reinsurance recoverables	$143,863	$109,522	$128,726	$102,210	$70,852

          The foregoing reconciliation shows decreases of $574 and $2,023 in the six months ended June 30, 2004 and 2003, respectively, and a decrease of $3,700 in the year ended December 31, 2003, representing favorable development in claims incurred in years prior to 2004 and 2003, respectively. The reconciliation also reflects an increase in estimated losses of $38 and $2,460 in 2002 and 2001 representing unfavorable development in claims incurred in years prior to 2002 and 2001, respectively. The favorable development in 2004 and 2003 resulted from the combination of settling cases and adjusting current estimates of case and incurred but not reported losses (IBNR) for amounts less than the case and IBNR reserves carried at the end of the prior year for most of the Company’s lines of business. The 2002 and 2001 increases resulted from settling cases and adjusting current estimates of open cases for amounts greater than the amount originally reserved. This unfavorable development resulted from higher awards on claims in certain geographic areas. Management of the Company evaluates case and IBNR reserves based on data from a

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

variety of sources including the Company’s historical experience, knowledge of various factors, and industry data extrapolated from other insurers writing similar lines of business.

8.	Income Taxes

          Federal income tax expense (benefit) was as follows for the periods shown:

	Year Ended December 31,

	2003	2002	2001

Current federal income tax provision	$13,209	$4,594	$1,273
Deferred federal income tax benefit	(1,949)	(1,358)	(786)

	$11,260	$3,236	$487

          A reconciliation of federal income tax expense for financial reporting purposes and federal income tax expense calculated at the prevailing federal income tax rates of 35% and 34% for the periods shown follows:

	Year Ended December 31,

	2003	2002	2001

Expected statutory rate	35%	34%	34%

Expected federal income tax expense at the statutory rate	$10,887	$3,918	$576
Tax effect of tax exempt investment income	(283)	(262)	(260)
Other items, net	656	(420)	171

	$11,260	$3,236	$487

          The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets and liabilities in the Consolidated Balance Sheets were as follows:

	December 31,

Deferred Tax Assets:	2003	2002

Unearned premiums	$3,863	$2,617
Losses and loss adjustment expense reserve discounting	3,296	2,342
Assignments and assessments	1,471	1,136
Other, net	253	60

Total deferred tax assets	8,883	6,155
Deferred Tax Liabilities:
Deferred policy acquisition costs	(3,752)	(2,926)
Other, net	(195)	(242)
Unrealized appreciation on investments	(662)	(616)

Total deferred tax liabilities	(4,609)	(3,784)

Net deferred income tax assets	$4,274	$2,371

          Federal income taxes paid during the six months ended June 30, 2004 and 2003 were $8,000 and $6,825, respectively, and for the years ended December 31, 2003, 2002 and 2001 were $14,026, $5,472 and $219, respectively.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Statutory Accounting Principles

          The insurance company subsidiaries report to the various insurance departments using statutory accounting principles (SAP) prescribed or permitted by the applicable regulatory agency of the domiciliary commissioner. These principles as applied to the insurance subsidiaries of the Company differ principally from accounting principles generally accepted in the United States (GAAP) as follows:

•	Under SAP, investments in fixed maturities are carried at amortized cost, while under GAAP fixed maturities are recorded at fair value.

•	Under SAP, policy acquisition costs, such as commissions, premium taxes, fees and other costs of underwriting policies, are charged to current operations as incurred, while under GAAP, such costs are deferred and amortized on a pro rata basis over the policy period.

•	Under SAP, certain assets (such as prepaid expenses) designated as “non-admitted” are charged directly to surplus.

•	Under SAP, net deferred income tax assets are recorded as assets following the application of certain criteria, with the resulting admitted deferred tax asset credited directly to surplus.

•	Under SAP, receivables are non-admitted based on certain aging criteria.

•	Under SAP, the costs and related recoverables for guaranty funds and other assessments are recorded based on management’s estimate of the ultimate liability, while under GAAP such costs are accrued when the liability is probable and reasonably estimable and the related recoverable amount is based on future premium collections.

          The statutory capital and surplus and statutory net income of NIIC and NIIC-HI were as follows as of the dates provided:

	As of and for
	the Six Months		As of and for the Year
	Ended June 30,		Ended December 31,

	2004	2003	2003	2002	2001

NIIC statutory capital and surplus	$81,296	$53,181	$58,621	$36,944	$33,982
NIIC statutory net income	8,647	3,981	13,706	4,873	622
NIIC-HI statutory capital and surplus	7,892	5,286	7,849	5,131	4,703
NIIC-HI statutory net income	43	155	218	428	372

          The statutory capital and surplus of NIIC-HI is included in the statutory capital and surplus of NIIC for reporting purposes. Statutory capital and surplus and income of HIL are nominal.

          NIIC and NIIC-HI are subject to insurance regulations that limit the payment of dividends without the prior approval of their respective insurance regulators. Without prior regulatory approval, the maximum dividend that may be paid by NIIC to the Company and NIIC-HI to NIIC in 2004 is $13,706 and $785, respectively. During 2004 and 2003, NIIC paid dividends, which did not require regulatory approval, of $2,100 and $3,000, respectively. Also in accordance with statutory restrictions, NIIC must maintain a minimum balance in statutory surplus of $5,000 and each of the companies must meet minimum Risk Based Capital (RBC) levels. At December 31, 2003, NIIC and NIIC-HI exceeded the minimum RBC levels.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Employee Benefit Plan

          Employees of the Company may participate in the National Interstate Savings and Profit Sharing Plan (the Savings Plan). Contributions to the profit sharing portion of the Savings Plan are made at the discretion of the Company and are based on a percentage of employees’ earnings after their eligibility date and vest after five years of service. Profit sharing expense of $135, $126, $296, $208 and $151 was recorded in the six months ended June 30, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001, respectively.

          The Savings Plan also provides for tax-deferred contributions by employees. Participants may elect to have their funds (savings contributions and allocated profit sharing distributions) invested in their choice of a variety of investment vehicles offered by an unaffiliated investment manager. The Savings Plan does not provide for employer matching of participant contributions. The Company does not provide other postretirement and postemployment benefits.

11.	Stock Option Plan

          The Company has a Stock Option Plan (the Plan), which provides for the granting of stock options to officers of the Company. Treasury shares are used to fulfill the options granted. Options are granted on January 1 and are valued at the book value on the preceding December 31. Options vest ratably over the initial five-year period and must be exercised no later than the tenth anniversary of the date of grant. As set forth in the Plan, the Company may accelerate vesting and exercisability of options. The Compensation Committee of the Board of Directors must approve all grants.

	Six Months Ended June 30,

	2004		2003

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

		(In dollars)		(In dollars)
Options outstanding at the beginning of period	838,000	$1.24	658,000	$1.06
Granted	50,000	3.31	180,000	1.91
Exercised	—	—	—	—
Forfeited	—	—	—	—

Options outstanding at the end of period	888,000	1.36	838,000	1.24

Options exercisable at the end of period	514,400	1.08	346,800	1.00

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31,

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

		(In dollars)		(In dollars)		(In dollars)
Options outstanding at the beginning of period	658,000	$1.06	608,000	$0.99	528,000	$0.95
Granted	180,000	1.91	130,000	1.32	80,000	1.25
Exercised	—	—	(48,000)	0.98	—	—
Forfeited	—	—	(32,000)	0.98	—	—

Options outstanding at the end of period	838,000	1.24	658,000	1.06	608,000	0.99

Options exercisable at the end of period	514,400	1.08	346,800	1.00	263,200	0.97

          Options outstanding at June 30, 2004 and December 31, 2003 have a weighted average remaining life of 6.6 years and 6.9 years, respectively. Exercise prices on options outstanding at June 30, 2004 and December 31, 2003 are as follows:

					Weighted Average
	June 30, 2004,		December 31, 2003,		Remaining Life
	Number of Options		Number of Options
					As of	As of
Exercise Price Range	Outstanding	Exercisable	Outstanding	Exercisable	June 30, 2004	December 31, 2004

0.94 – 1.25	528,000	426,400	528,000	426,400	5.46	5.96
1.26 – 1.95	310,000	88,000	310,000	88,000	4.82	5.16
1.96 – 3.31	50,000	—	—	—	9.50	—

0.94 – 3.31	888,000	514,400	838,000	514,400	6.60	6.93

          During the period from September 17, 2004 to September 21, 2004, 470,400 options to purchase common shares exercisable at prices of $0.94 to $3.31 per share were exercised. In addition, from September 17, 2004 to September 21, 2004, at Board direction in accordance with the terms of the 1992 Phantom Stock Option Plan, 35,000 phantom stock awards were converted to options to purchase common shares and were exercised.

          The fair value of each option granted during 2004 and 2003 is estimated on the date of grant using the minimum value method and the following assumptions: (a) risk free interest rate of 4.37% at June 30, 2004 and 4.03% at December 31, 2003, (b) an expected life of 10 years and (c) no expected dividends. The weighted average fair value of options granted were $1.40, $0.64 and $0.53 for the six months ended June 30, 2004 and the years ended December 31, 2003 and 2002, respectively.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period:

	Six Months Ended
	June 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

Net income, as reported	$11,765	$10,628	$19,844	$8,288	$1,208
Less: Stock-based employee compensation expense determined under fair value based method for all awards net of related tax effects	30	26	53	37	34

Proforma net income	$11,735	$10,602	$19,791	$8,251	$1,174

Earnings per share:
Basic — as reported	$0.78	$0.71	$1.32	$0.49	$0.07

Basic — proforma	0.78	0.70	1.31	0.49	0.07

Diluted — as reported	0.76	0.69	1.29	0.49	0.07

Diluted — proforma	0.77	0.70	1.30	0.49	0.07

12.	Lease Commitments and Rent Expense

          In addition to conducting operations from the headquarters building it owns in Richfield, Ohio, the Company uses office facilities in four other locations under leases, which expire through 2009. Minimum future operating lease obligations for these leases at June 30, 2004 and December 31, 2003 are as follows:

	June 30,	December 31,
	2004	2003

2004	$92	$213
2005	146	190
2006	141	185
2007	141	186
2008 and thereafter	112	138

          Total rental expense (which includes utilities where charged by lessor) charged to operations in the six months ended June 30, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001 were $193, $195, $345, $329 and $384, respectively.

13.	Commitments and Contingencies

          The Company is involved in litigation and may become involved in potential litigation arising in the ordinary course of business. In the opinion of management, the effects, if any, of such litigation are not expected to be material to the Company’s consolidated financial condition or results of operations.

          The number of insurance companies that are under regulatory supervision has increased, which is expected to result in an increase in assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated companies. These mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. At June 30, 2004, December 31, 2003 and 2002, the accrual for such assessments was $6,147, $4,202 and $3,772, respectively, and will be paid over several years as assessed by the guaranty funds.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Earnings Per Common Share

          The following table sets forth the computation of basic and diluted income per share:

	Six Months Ended
	June 30,		Year Ended December 31,

	2004	2003	2003	2002	2001

Net income	$11,765	$10,628	$19,844	$8,288	$1,208
Weighted average shares outstanding during period	15,024	15,066	15,057	16,805	17,583
Additional shares issuable under employee common stock option plans using treasury stock method	363	254	290	144	91

Weighted average shares outstanding assuming exercise of stock options	15,387	15,320	15,347	16,949	17,674
Net income per share:
Basic	$0.78	$0.71	$1.32	$0.49	$0.07
Diluted	0.76	0.69	1.29	0.49	0.07

15.	Subsequent Events

          On August 5, 2004, the Board of Directors of the Company authorized a 200-for-1 common share split effective                     , 2004. On                     , 2004, the Board of Directors recommended and shareholders approved an amendment and restatement of the Company’s Articles of Incorporation effective immediately prior to this offering. Pursuant to this action, all Class A common shares are reclassified as common shares and 10 million shares of preferred stock are authorized. Historical financial information presented herein has been adjusted to give effect for these actions.

          On                     , 2004, the Board of Directors of the Company authorized the amendment and restatement of the Stock Option Plan into a Long Term Incentive Plan.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Quarterly Operating Results (Unaudited)

          The following are quarterly results of operations for the six months ended June 30, 2004 and the two years ended December 31, 2003:

	1st	2nd	3rd	4th	Total
	Quarter	Quarter	Quarter	Quarter	Year

2004
Revenues	$38,071	$45,357
Net earnings	5,287	6,478
Net income per share — basic	0.35	0.43
Net income per share — diluted	0.34	0.42
2003
Revenues	$28,482	$36,442	$35,535	$37,590	$138,049
Net earnings	5,143	5,485	3,932	5,284	19,844
Net income per share — basic	0.34	0.36	0.26	0.35	1.32
Net income per share — diluted	0.34	0.36	0.26	0.34	1.29
2002
Revenues	$21,720	$23,630	$24,209	$25,291	$94,850
Net earnings	1,400	1,402	2,145	3,341	8,288
Net income per share — basic	0.08	0.08	0.13	0.22	0.49
Net income per share — diluted	0.08	0.08	0.12	0.22	0.49

        Through and including                     , 2004 (the 25th day after this date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                Shares

[NATIONAL INTERSTATE

LOGO TO COME]

Common Shares

PROSPECTUS

Merrill Lynch & Co.

KeyBanc Capital Markets
Morgan Keegan & Company, Inc.

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

          The following table sets forth the expenses payable by us in connection with the issuance and distribution of the common shares being registered hereby. All of such expenses are estimates, other than the filing and quotation fees payable to the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the Nasdaq National Market.

Securities and Exchange Commission Registration Fee		$8,236
Printing and Engraving Expenses*
Legal Fees*
Accounting Fees*
Nasdaq Listing Fees*
NASD Filing Fee		7,000
Transfer Agent Fees*
Blue Sky Fees*
Miscellaneous*

Total	$

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

          Under Ohio law, Ohio corporations are authorized to indemnify directors, officers, employees, and agents within prescribed limits and must indemnify them under certain circumstances. Ohio law does not provide statutory authorization for a corporation to indemnify directors, officers, employees and agents for settlements, fines or judgments in the context of derivative suits. However, it provides that directors (but not officers, employees and agents) are entitled to mandatory advancement of expenses, including attorneys’ fees, incurred in defending any action, including derivative actions, brought against the director, provided that the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that his act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard to the corporation’s best interests.

          Ohio law does not authorize payment of judgments to a director, officer, employee or agent after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is permitted, however, to the extent such person succeeds on the merits. In all other cases, if a director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, indemnification is discretionary except as otherwise provided by a corporation’s articles, code of regulations or by contract except with respect to the advancement of expenses of directors.

          Under Ohio law, a director is not liable for monetary damages unless it is proved by clear and convincing evidence that his action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. There is, however, no comparable provision limiting the liability of officers, employees or agents of a corporation. The statutory right to indemnification is not exclusive in Ohio, and Ohio corporations may, among other things, procure insurance for such persons.

          Our Code of Regulations provides that we shall indemnify any person made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by us or in our right) by reason of the fact that he or she is or was our Director or officer, or is or was serving at our request as a director, officer, employee, agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the action, suit, or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

          In addition, our Code of Regulations provides that we shall indemnify any person made or threatened to be made a party to any threatened, pending or completed action or suit by us or in our right to procure a judgment in our favor by reason of the fact that he or she is or was our Director or officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests except that no indemnification shall be made if it is proved by clear and convincing evidence that such person’s action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to us or undertaken with reckless disregard for our best interests; and no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to us unless and only to the extent that the court of common pleas or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court of common pleas or such other court shall deem proper.

          American Financial Group, Inc., the indirect beneficial owner of a majority of our outstanding common shares, maintains, at American Financial Group, Inc.’s expense, Directors and Officers Liability Insurance. The Directors and Officers liability portion of such policy covers all Directors and officers of American Financial Group, Inc. and of the companies, including us, that are, directly or indirectly, more than 50% owned by American Financial Group, Inc. The policy provides for payment on behalf of the Directors and officers, up to the policy limits and after expenditure of a specified deductible, of all Loss (as defined) from claims made against them during the policy period for defined wrongful acts, which include errors, misstatements or misleading statements, acts or omissions and neglect or breach of duty by Directors and officers in the discharge of their individual or collective duties as such. The insurance includes the cost of investigations and defenses, appeals and bonds and settlements and judgments, but not fines or penalties imposed by law. The insurance does not cover any claims arising out of acts alleged to have been committed prior to September 1, 2002. The insurer limit of liability under the policy is $25 million in the aggregate for all losses each year subject to certain individual and aggregate deductibles. The policy contains various exclusions and reporting requirements.

Item 15.	Recent Sales of Unregistered Securities

          In the three years prior to the filing of this registration statement, we issued the following unregistered securities. Each such sale was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction not involving any public offering. All of these shares are listed on a post-split basis:

Common Share issuances in connection with option exercises:

			Exercise Price
Name	Date	Amount	Per Share

Michael Moroney	12/31/02	9,000 common shares	$0.98
Eric J. Raudins	09/17/04	24,000 common shares	$1.25
Alan R. Spachman	09/17/04	100,000 common shares	$0.98
Ronald G. Steiger	09/17/04	40,000 common shares	$0.94
Bradley S. Schneeberger	09/17/04	30,000 common shares	$0.69
Robert A. Bernatchez	09/17/04	32,000 common shares	$1.32
David W. Michelson	09/17/04	70,400 common shares	$0.94
James A. Parks	09/17/04	10,000 common shares	$3.31
Terry E. Phillips	09/17/04	64,000 common shares	$0.94
Michael A. Schroeder	09/17/04	16,000 common shares	$1.91
Edward J. Masch	09/17/04	5,000 common shares	$0.83
Michelle A. Silvestro	09/17/04	40,000 common shares	$0.94

Stock Option issuances:

			Exercise Price
Name	Date	Amount	Per Share

Robert A. Bernatchez	01/01/02	Options to purchase 80,000 shares	$1.32
Bill Hobbs	01/01/02	Options to purchase 50,000 shares	$1.32
Michael A. Schroeder	01/01/03	Options to purchase 80,000 shares	$1.91
John L. Woods	01/01/03	Options to purchase 50,000 shares	$1.91
James A. Parks	01/01/03	Options to purchase 50,000 shares	$1.91
Tony Mercurio	01/01/04	Options to purchase 50,000 shares	$3.31

Item 16.	Exhibits and Financial Statement Schedules

          A list of exhibits and financial statement schedules filed with this registration statement is contained in the Exhibit Index that immediately precedes those exhibits and financial statement schedules and is incorporated herein by this reference.

Item 17.	Undertakings

          (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

          (a) Exhibits:

Number	Description

1.1	Form of Purchase Agreement†
3.1	Amended and Restated Articles of Incorporation†
3.2	Amended and Restated Code of Regulations†
4.1	Form of Certificate for Common Shares†
5.1	Opinion of Thompson Hine LLP†
10.1	Long Term Incentive Plan†
10.2	Deferred Compensation Plan†
10.3	Underwriting Management Agreement dated November 1, 1989, as amended, among National Interstate Insurance Agency, Inc., Great American Insurance Company, Agricultural Insurance Company, American Alliance Insurance Company, and American National Fire Insurance Company.
10.4	Registration Rights Agreement dated , 2004 among National Interstate Corporation, Alan Spachman and Great American Insurance Company.†
10.5	Amended and Restated Declaration of Trust of National Interstate Capital Trust I dated as of May 22, 2003.
10.6	Indenture dated as of May 22, 2003 with National Interstate Corporation as Issuer and Wilmington Trust Company as Trustee.
10.7	Promissory Note dated June 23, 2004 to Great American Insurance Company from National Interstate Corporation.
10.8	Agreement of Reinsurance No. 0012 dated November 1, 1989 between National Interstate Insurance Company and Great American Insurance Company.
10.9	Promissory Note dated December 31, 1998 to National Interstate Corporation from Alan R. Spachman.
10.10	Term Loan Agreement dated August 28, 2002 between KeyBank National Association and National Interstate Corporation.
10.11	Master Demand Promissory Note dated August 28, 2002 to KeyBank National Association from National Interstate Corporation.
21.1	List of subsidiaries
23.1	Consent of Ernst & Young LLP
23.2	Consent of Thompson Hine LLP (included in Exhibit 5.1) †
24.1	Power of attorney
99.1	Audit Committee Charter†

† To be filed by amendment.

(b)	Financial Statement Schedules

Report of Ernst & Young LLP, an Independent Registered Public Accounting Firm

Schedule I	Summary of Investments
Schedule II	Condensed Financial Information of Parent Company
Schedule III	Supplementary Insurance Information
Schedule IV	Reinsurance
Schedule V	Valuation and Qualifying Accounts
Schedule VI	Supplementary Information Concerning Property-Casualty Insurance Operations

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

of National Interstate Corporation

          We have audited the consolidated financial statements of National Interstate Corporation as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated April 15, 2004, except as to Note 15 as to which the date is                 , 2004 included elsewhere in this Registration Statement. Our audits also included the financial statement schedules required by Item 16(b) of Form S-1 of this Registration Statement. These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

          In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Ernst & Young LLP

Cleveland, Ohio

April 15, 2004

The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 15 to the financial statements.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio

September 22, 2004

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

SCHEDULE I — SUMMARY OF INVESTMENTS

(Dollars in thousands)

	December 31, 2003

			Amount Shown on
	Amortized Cost	Fair Value	Balance Sheet

Fixed Maturities:
Available-for-sale
United States Government and government agencies and authorities	$65,486	$65,079	$65,079
States, municipals and political subdivisions	27,816	28,434	28,434
All other corporate bonds	34,660	35,369	35,369

Total fixed maturities	127,962	128,882	128,882
Equity Securities:
Preferred Stocks	9,791	10,169	10,169
Common Stocks	4,650	5,242	5,242

Total equity securities	$14,441	$15,411	$15,411
Short-term investments	1,719	1,719	1,719

Total investments	$144,122	$146,012	$146,012

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

SCHEDULE II  — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS
(Dollars in thousands, except per share data)

	December 31,

	2003	2002

ASSETS
Investment in subsidiaries	$70,091	$49,909
Receivable from subsidiary	1,083	—
Cash	211	—
Property and equipment — net	1,160	1,562
Other assets	497	84

Total assets	$73,042	$51,555

LIABILITIES AND SHAREHOLDERS’ EQUITY
Debt	$18,901	$6,583
Payable to affiliates	—	11,992
Other liabilities	4,461	3,048

Total liabilities	23,362	21,623
Shareholders’ Equity
Preferred shares — no par value Authorized — 10,000,000 shares Issued — 0 shares	—	—
Common shares — $0.01 par value Authorized — 50,000,000 shares Issued — 20,000,000 shares, including 4,975,800 and 4,925,800 shares in treasury	200	200
Additional paid-in capital	758	758
Retained earnings	54,512	34,668
Accumulated other comprehensive income	1,229	1,197
Treasury shares	(7,019)	(6,891)

Total shareholders’ equity	49,680	29,932

Total liabilities and shareholders’ equity	$73,042	$51,555

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

SCHEDULE II  — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF INCOME
(Dollars in thousands)

	Year Ended December 31,

	2003	2002	2001

Revenues:
Rental income	$—	$—	$333
Fees from subsidiaries	8,373	6,000	1,700
Investment income	5	—	19
Realized investment gains (losses)	—	—	(38)
Other income	2	—	3

	8,380	6,000	2,017
Expenses:
General and administrative expenses	3,142	6,818	4,274
Interest expense	716	—	—

Total expenses	3,858	6,818	4,274

Income (loss) before income taxes and equity in undistributed net income of subsidiaries	4,522	(818)	(2,257)
Provision for income taxes	—	—	—

Income (loss) before equity in undistributed net income of subsidiaries	4,522	(818)	(2,257)
Equity in undistributed net income of subsidiaries	15,322	9,106	3,465

Net income	$19,844	$8,288	$1,208

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

SCHEDULE II  — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,

	2003	2002	2001

Cash flows from operating activities:
Net income	$19,844	$8,288	$1,208
Adjustments to reconcile net income to cash used in operating activities	(25,978)	(14,233)	(7,640)

Net cash used in operating activities	(6,134)	(5,945)	(6,432)

Cash flows (used in) provided by investment activities:
Capital contributions to subsidiaries	(9,965)	—	—
Distributions from subsidiaries	5,105	8,846	9,076
Purchases of property and equipment	(529)	(702)	(2,218)

Net cash (used in) provided by investment activities	(5,389)	8,144	6,858

Cash flows (used in) provided by financing activities:
Proceeds from term loan and junior subordinated debt	15,464	—	—
Issuance of short-term debt	—	2,000	—
Repayment of long-term debt	(3,146)	(624)	(410)
Purchases of treasury shares	(128)	(3,622)	(16)
Issuance of common shares	—	47	—
Deferred financing costs	(456)	—	—

Net cash provided by (used in) financing activities	11,734	(2,199)	(426)

Increase in cash	211	—	—
Cash at beginning of period	—	—

Cash at end of period	$211	$—	$—

Note:	In 2001, the Company contributed a building net of a related mortgage loan to an insurance subsidiary as a non-cash capital contribution.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION

(In thousands)

		Liability for					Amortization
	Deferred	Unpaid Losses				Losses and	of Deferred
	Policy	and Loss			Net	Loss	Policy	Other	Net
	Acquisition	Adjustment	Unearned	Earned	Investment	Adjustment	Acquisition	Underwriting	Premiums
	Costs	Expenses	Premiums	Premiums	Income	Expenses	Costs	Expenses	Written

Year ended December 31, 2003	$10,720	$128,726	$69,708	$126,364	$5,772	$68,798	$29,783	$2,428	$141,924

Year ended December 31, 2002	$8,604	$102,210	$48,226	$87,356	$4,513	$55,049	$23,106	$1,050	$93,516

Year ended December 31, 2001	$8,272	$70,852	$41,166	$72,256	$3,725	$52,565	$21,594	$346	$74,262

NATIONAL INTERSTATE INSURANCE CORPORATION

SCHEDULE IV — REINSURANCE

(Dollars in thousands)

					% Of
	Direct Written	Ceded	Assumed	Net Written	Assumed to
Period Ended	Premium	Premium	Premiums	Premiums	Net

December 31, 2003	$162,259	$(45,637)	$25,302	$141,924	17.8%
December 31, 2002	108,436	(28,231)	13,311	93,516	14.2%
December 31, 2001	86,474	(23,870)	11,658	74,262	15.7%

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

SCHEDULE V — VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

		Additions

	Balance at		Charged to		Balance at
	Beginning	Charged/(Credited)	Other		End of
	of Period	to Expenses	Accounts	Deductions(1)	Period

Year ended December 31, 2003
Premiums in course of collection	$476	—	—	$52	$424
Year ended December 31, 2002
Premiums in course of collection	385	$91	—	—	476
Year ended December 31, 2001
Premiums in course of collection	194	191	—	—	385

(1)	Deductions include write-offs of amounts determined to be uncollectable.

NATIONAL INTERSTATE CORPORATION AND SUBSIDIARIES

SCHEDULE VI — SUPPLEMENTARY INFORMATION CONCERNING PROPERTY —

CASUALTY INSURANCE OPERATIONS
(In thousands)

		Less
	Liability for	Reinsurance	Liability for Unpaid
	Unpaid	Recoverable on	Losses and Loss		Losses and Loss Adjustment
	Losses and	Unpaid Losses	Adjustment		Expenses (Benefits)		Paid Losses
	Loss	and Loss	Expenses Net of	Discount, if any,	Incurred Related to		and Loss
	Adjustment	Adjustment	Related Reinsurance	Deducted from			Adjustment
	Expense	Expense	Recoverable	Reserves	Current Period	Prior Period	Expenses

Year ended December 31, 2003	$128,726	$(41,986)	$86,740	$—	$72,498	$(3,700)	$49,220

Year ended December 31, 2002	$102,210	$(35,048)	$67,162	$—	$55,011	$38	$36,343

Year ended December 31, 2001	$70,852	$(22,396)	$48,456	$—	$50,105	$2,460	$34,928

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Richfield, Ohio, on September 24, 2004.

NATIONAL INTERSTATE CORPORATION

By:	/s/ ALAN R. SPACHMAN

Name: Alan R. Spachman
Title: Chairman of the Board and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on September 24, 2004.

Signature	Title

/s/ ALAN R. SPACHMAN Alan R. Spachman	Chairman of the Board and President (Principal Executive Officer)

/s/ GARY N. MONDA Gary N. Monda	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ DONALD D. LARSON* Donald D. Larson	Director

/s/ KEITH A. JENSEN* Keith A. Jensen	Director

/s/ KAREN HOLLEY HORRELL* Karen Holley Horrell	Director

/s/ GARY J. GRUBER* Gary J. Gruber	Director

/s/ JOEL SCHIAVONE* Joel Schiavone	Director

/s/ THEODORE H. ELLIOTT, JR.* Theodore H. Elliott, Jr.	Director

*	By Michael A. Schroeder, attorney-in-fact